02036101

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001.

OR

☐ TRANSITION REPORT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

RECD S.E.C.
MAY 16 2002
1086

Commission file number 1-2394

WHX CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	PROCESSED MAY 20 2002 THOMSON FINANCIAL	**13-3768097** (I.R.S. Employer Identification No.)
110 East 59th Street **New York, New York** (Address of principal executive offices)		**10022** **(Zip code)**

Registrant's telephone number, including area code: 212-355-5200
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value	New York Stock Exchange
Series A Convertible Preferred Stock, $.10 par value	New York Stock Exchange
Series B Convertible Preferred Stock, $.10 par value	New York Stock Exchange

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ___ No ✓

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ✓

Aggregate market value of Common Stock held by non-affiliates of the Registrant as of March 18, 2002 was $12,072,315, which value, solely for the purposes of this calculation excludes shares held by Registrant's officers, directors, and their affiliates. Such exclusion should not be deemed a determination by Registrant that all such individuals are, in fact, affiliates of the Registrant. The number of shares of Common Stock issued and outstanding as of March 18, 2002 was 16,087,428.

Documents Incorporated by Reference:

Definitive proxy statement to be filed pursuant to Regulation 14A in connection with the 2002 Annual Meeting of Stockholders Part III.

Item 1. *Business*

Overview

WHX Corporation

WHX Corporation ("WHX") is a holding company that has been structured to invest in and/or acquire a diverse group of businesses on a decentralized basis. WHX's primary businesses currently are: Handy & Harman ("H&H"), a diversified manufacturing company whose strategic business segments encompass, precious metals plating and fabrication, specialty wire and tubing and engineered materials; and Unimast Incorporated ("Unimast"), a leading manufacturer of steel framing and other products for commercial and residential construction. WHX's other business consists of Wheeling-Pittsburgh Corporation ("WPC") and its subsidiaries including Wheeling-Pittsburgh Steel Corporation ("WPSC" and together with WPC and its other subsidiaries, the "WPC Group"), a vertically integrated manufacturer of value-added and flat rolled steel products. WHX, together with all of its subsidiaries shall be referred to as the "Company," and WHX with its subsidiaries other than the WPC Group shall be referred to as the "WHX Group."

On November 16, 2000 ("Petition Date"), the WPC Group filed petitions for relief ("Bankruptcy Filing") under Chapter 11 of the United States Bankruptcy Code ("Bankruptcy Code") in the United States Bankruptcy Court for the Northern District of Ohio ("Bankruptcy Court"). The WPC Group commenced the Chapter 11 cases in order to restructure their outstanding debts and to improve their access to the additional funding that the WPC Group needs for its continued operations. The WPC Group is in possession of its properties and assets and continues to manage its businesses with its existing directors and officers as debtors-in-possession subject to the supervision of the Bankruptcy Court. WPSC and the other members of the WPC Group are authorized to operate their businesses, but may not engage in transactions outside of the normal course of business without approval, after notice and hearing, of the Bankruptcy Court. The Bankruptcy Court has granted the WPC Group's motion to approve a new $290 million debtor-in-possession credit agreement ("DIP Credit Agreement") provided by Citibank, N.A., as initial issuing bank, Citicorp U.S.A., Inc., as administrative agent, and certain lenders ("DIP Lenders"). Pursuant to the DIP Credit Agreement, Citibank, N.A. has made term loan advances to the WPC Group up to a maximum aggregate principal amount of $35 million. In addition the DIP Lenders have agreed, subject to certain conditions, to provide the WPC Group with revolving loans, swing loans and letter of credit accommodations in an aggregate amount of up to $255 million. The term loans and revolving loans are secured by first priority liens on the WPC Group's assets, subject to valid liens existing on November 17, 2000, and have been granted superpriority administrative status, subject to certain carve-outs for fees payable to the United States Trustee and professional fees. The terms of the DIP Credit Agreement include cross default and other customary provisions. Effective as of June 1, 2001, WHX purchased a participation interest comprising an undivided interest in the Term Loan in the amount of $30 million, plus interest accrued but not paid on such amount of the Term Loan through June 1, 2001. For additional information concerning these developments, see Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations and Notes 2, 10 and 11 to the Consolidated Financial Statements.

As a result of the Bankruptcy Filing the Company has, as of November 16, 2000, deconsolidated the balance sheet of its wholly owned subsidiary WPC. In order to simplify this business section, separations will be made between the WPC business and the remaining WHX businesses.

The WHX Group

Handy & Harman Segments

WHX acquired H&H in April 1998. H&H's business segments are the (a) manufacturing and selling of non-precious metal wire, cable and tubing products, of stainless steel, carbon steel and specialty alloys; (b) manufacturing and selling of precious metals products and precision electroplated materials and stamped parts; and (c) manufacturing and selling of other engineered materials supplied to the roofing, construction, natural gas, electric, and water industries. H&H's products are sold to industrial users in a wide range of applications which include the electric, electronic, automotive original equipment, computer equipment, oil, refrigeration, utility, telecommunications, medical and energy related industries.

Historically, until commencing a diversification program in 1966, H&H was engaged primarily in the manufacture of silver and gold alloys in mill forms and the refining of precious metals from jewelry and industrial scrap. H&H's markets were largely among silversmiths and manufacturing jewelers, users of silver brazing alloys, and manufacturers who required silver and gold primarily for the properties of those metals. H&H publishes a daily New York price for its purchases of silver and gold and also publishes a daily price for its fabricated silver and gold. The silver price, published by H&H, is recognized, relied on and used by others throughout the world. The diversification program has added lines of precious metals products and various specialty manufacturing operations, including stainless steel and specialty metal alloy products, for industrial users in a wide range of applications described above.

Unimast Segment

In March 1995, the Company acquired Unimast, a leading manufacturer of steel framing and related accessories for commercial and residential building construction. Unimast uses galvanized steel to manufacture steel framing components for wall, floor and roofing systems, in addition to other roll formed expanded metal construction accessories. On June 29, 2001 as part of the settlement agreement with the WPC Group, WHX acquired certain assets of Pittsburgh-Canfield Corporation ("PCC") from the WPC Group. PCC manufactures and sells electrogalvanized products for application in the appliance and construction markets and operates as part of the Company's Unimast segment.

WHX Entertainment

In October 1994, WHX Entertainment, a wholly owned subsidiary of WHX, purchased a 50% interest in the operations of Wheeling-Downs Racing Association ("Wheeling-Downs") from Sportsystems Corporation. Wheeling-Downs operates a greyhound racetrack and video lottery facility located in Wheeling, West Virginia. In December 2001, WHX Entertainment sold its 50% interest in Wheeling-Downs Racing Association, Inc.

Business Strategy

WHX's business strategy has been to enhance the growth and profitability of each of its businesses and to build upon the strengths of those businesses through product line and other strategic acquisitions.

H&H will continue to focus on high margin products and innovative technology, while seeking growth through strategic acquisitions. H&H's business strategy is to limit exposure to low margin, capital-intensive businesses and focus on high margin strategic businesses. In the mid 1990s, H&H exited its commodity automotive OEM and precious metal refining businesses, and with its strong brand name and customer recognition, expanded in specialty metals and materials product markets. H&H focuses on its materials engineering expertise to expand production of higher value-added products.

H&H has pursued an acquisition strategy designed to: (i) enhance its offerings of higher value-added products; (ii) leverage its technological capabilities; and (iii) expand its customer base. In September 1994, H&H acquired Sumco Inc., a precision electroplating company, which electroplates electronic connectors and connector stock for the automotive, telecommunications, electronic and computer industries, and in June 1996, H&H acquired ele Corporation, which provides a value-added reel-to-reel molding capability appropriate for the semiconductor lead frame and sensors marketplace. In February 1997, H&H completed the acquisition of Olympic Manufacturing Group, Inc., the leading domestic manufacturer and supplier of fasteners for the commercial roofing industry.

Unimast will continue to expand the breadth and depth of its product offerings and the geographic markets it serves, both by internal growth and acquisitions. In January 1998, Unimast expanded its business through the acquisition of Clinch-On, a manufacturer of steel cornerbead and trims for both the non-residential and residential construction markets. Unimast continued its expansion with the July 1999 acquisition of Vinyl Corp., a manufacturer of vinyl construction accessories. In June 2001, WHX acquired certain assets of PCC, a manufacturer of electrogalvanized products for application in the appliance and construction markets. PCC operates as part of the Unimast segment.

Products and Product Mix

Handy & Harman

H&H manufactures a wide variety of non-precious metal wire and tubing products. Small-diameter precision-drawn tubing fabricated from stainless steel, nickel alloy and carbon and alloy steel is produced in many sizes and shapes to critical specifications for use in the semiconductor, aircraft, petrochemical, automotive, appliance, refrigeration and instrumentation industries. Additionally, tubular product is manufactured for the medical industry for use as implants, surgical devices and instrumentation. Nickel alloy, galvanized carbon steel and stainless steel wire products redrawn from rods are produced for such diverse applications as bearings, cable lashing, hose reinforcement, nails, knitted mesh, wire rope, cloth, air bags and antennas in the aerospace, automotive, chemical, communications, marine, medical, petrochemical, welding and other industries.

H&H's precious metals activities include the fabrication of precious metals and their alloys into wire and rolled products, powders and grain and the utilization of precious metals in precision electroplating. H&H's profits from precious metal products are derived from the "value added" of processing and fabricating and not from the purchase and resale of precious metals. In accordance with general practice in the industry, prices to customers are a composite of two factors: (1) the value of the precious metal content of the product and (2) the "fabrication value", which includes the cost of base metals, labor, overhead, financing and profit. Fabricated precious metals are used in many applications including brazing, arts and contact materials for a wide variety of industries including aerospace, electronics, appliance, nuclear, automotive, jewelry, electrical, medical and silversmithing.

H&H produces precision-stamped, electroplated and molded materials and stamped parts (often using gold, silver, palladium and various base metals on such materials and stamped parts) for use in the semiconductor, telecommunications, automotive, electronics and computer industries. It also participates in the injection-molded medical plastics market.

H&H, through other subsidiaries, manufactures fasteners, fastening systems, plastic and steel fittings and connectors, and non-ferrous thermite welding powders for the roofing, construction, do-it-yourself, natural gas, electric and water distribution industries.

Unimast

Unimast, a leading manufacturer of steel framing and related accessories for residential and commercial building construction, shipped approximately 341,000 tons of steel products in 2001 and 315,000 tons in 2000. Unimast uses galvanized steel to manufacture steel framing components for wall, floor and roofing systems, in addition to other roll-formed expanded metal construction accessories. Unimast also uses non-prime galvanized substrate for a material portion of its requirements, which historically provided the WPC Group with an additional outlet for some portion of its non-prime products. Unimast has facilities in Joliet, Illinois; Warren, Ohio; McDonough, Georgia; Baytown, Texas; Boonton, New Jersey; New Brighton, Minnesota; Brooksville and Miami, Florida; Goodyear, Arizona and East Chicago, Indiana. PCC has a manufacturing facility in Canfield, Ohio.

Customers

Handy & Harman

H&H is diversified across both industrial markets and customers. H&H sells to the electronics, telecommunications, semiconductor, computer, aerospace, home appliance OEM, automotive, construction, utility, medical, silversmith, and general manufacturing industries. In 2001, no customer accounted for more than 5% of H&H's sales.

Unimast

Unimast is a leading manufacturer of steel framing and related accessories for residential and commercial building construction. Through PCC, this segment also manufactures and sells electrogalvanized products for application in the appliance and construction markets. Unimast's ten largest customers accounted for approximately 40% of its net sales in 2001, 37% in 2000 and 38% in 1999. One customer accounted for 15%, 14% and 13% of net sales in 2001, 2000 and 1999, respectively.

Raw Materials

Handy & Harman

The raw materials used by H&H in its precious metal operations consist principally of silver, gold, copper, cadmium, zinc, nickel, tin, and the platinum group metals in various forms. Silver, gold and palladium constitute the major portion of the value of the raw materials involved. H&H purchases all of its precious metals at free market prices from customers, primary producers or bullion dealers. The prices of silver, gold, and palladium are subject to fluctuations and are expected to continue to be affected by world market conditions. Nonetheless, H&H has not experienced any problem in obtaining the necessary quantities of raw materials and, in the normal course of business, receives precious metals from suppliers and customers. These metals are returnable in fabricated or commercial bar form under agreed-upon terms. Since precious metals are fungible, H&H does not physically segregate supplier and customer metals from its own inventories. Therefore, to the extent that supplier or customer metals are used by H&H, the amount of inventory which H&H must own is reduced. All precious metal raw materials are readily available from several sources. It is H&H's operating policy to maintain its precious metal inventory levels under the last in, first out ("LIFO") method of accounting. Precious metals are purchased at the same prices and quantities as selling commitments to customers. From time-to-time, management reviews the appropriate inventory levels and may elect to make adjustments.

The raw materials used by H&H in its non-precious metal operations consist principally of stainless, galvanized, and carbon steel, nickel alloys, a variety of high-performance alloys, and various plastic compositions. H&H purchases all such raw materials at open market prices from domestic and foreign suppliers. H&H has not experienced any problem in obtaining the necessary quantities of raw materials. Prices and availability, particularly of raw materials purchased from foreign suppliers, are affected by world market conditions and government policies.

Unimast

Unimast's raw material requirements consist primarily of galvanized steel coils, which are readily available on the open market. Unimast purchases its steel requirements from major domestic steel producers throughout the country, including WPC. The price for steel coils tends to fluctuate due to changes in the domestic and international marketplaces. Unimast has not experienced any problems in obtaining the necessary quantities of steel from its suppliers, which totaled over 374,400 tons for the year ended December 31, 2001.

Backlog

Unimast order backlog at December 31, 2001 was approximately 7,000 tons, as compared to 6,000 tons at December 31, 2000.

H&H has no material backlog.

Capital Investments

The Company believes that its operating business segments must continuously strive to improve productivity and product quality, and control manufacturing costs, in order to remain competitive. Accordingly, the Company's business segments are committed to making necessary capital investments with the objective of reducing overall manufacturing costs, improving the quality of products produced and broadening the array of products offered to the Company's several markets. H&H and Unimast's capital expenditures for 2001 were approximately $15.2 million. From 1997 to 2001, capital expenditures aggregated approximately $87.7 million. H&H capital expenditures included in this total are $59.3 million for 1998 to 2001. This level of capital expenditure was needed to expand and maintain productive capacity, improve productivity and upgrade selected facilities to meet competitive requirements and maintain compliance with environmental laws and regulations. The Company anticipates funding its capital expenditures for the WHX Group in 2001 from cash on hand, funds generated by operations and funds available under the revolving credit facilities at H&H and Unimast. The Company anticipates that capital expenditures for the H&H and Unimast segments will approximate depreciation, on average, over the next few years.

Energy Requirements

The WHX Group requires significant amounts of electricity and natural gas to operate its facilities and is subject to price changes in these commodities. A shortage of electricity or natural gas, or a government allocation of supplies resulting in a general reduction in supplies, could increase costs of production and could cause some curtailment of production.

Employment

Total active employment of the WHX Group at December 31, 2001 aggregated 2,756 employees. At December 31, 2001, the H&H segment had 2,025 employees and the Unimast segment had 729 employees.

Of the 2,756 employees of the WHX Group, 853 were salaried employees, 761 were covered by collective bargaining agreements and 1,142 were non-union operating employees.

Competition

Handy & Harman

H&H is one of the leading fabricators of precious metal products and precision stamping, electroplating and molding. Although there are no companies in the precious metals field whose operations exactly parallel those of H&H in every area, there are a number of competitors in each of the classes of precious metals products. Many of these competitors also conduct activities in other product lines in which H&H is not involved. Competition is based on quality, technology, service and price, each of which is of equal importance.

There are many companies, domestic and foreign, which manufacture non-precious wire and tubing products, and other specialty engineered products of the type manufactured by H&H. Competition is based on quality, technology, service, price and new product introduction, each of which is of equal importance.

Unimast

Unimast is one of the leading manufacturers of steel construction building products for the commercial and residential marketplace. While there are many companies that compete directly with Unimast, there are few manufacturers that carry a comparable variety of products. Unimast competes on a national basis and is increasing its presence in the Western U.S. with its new manufacturing facility in Goodyear, Arizona. Competitive factors most affecting Unimast include service, price and quality, with price usually the leading consideration.

The WPC Group

WPC Group

WPC is a vertically integrated manufacturer of predominately value-added flat rolled steel products. WPC sells a broad array of value-added products, including cold rolled steel, tin and zinc-coated steels and fabricated steel products. WPC's products are sold to the construction industry, steel service centers, converters, processors, and the container, automotive and appliance industries.

Business Strategy

The WPC Group is engaged in discussions with the official committees of creditors in the Chapter 11 cases, with the ultimate aim of proposing a Chapter 11 plan of reorganization.

Products and Product Mix

The table below reflects the historical product mix of WPC's shipments, expressed as a percentage of tons shipped compared to 2001 and earlier-year levels:

	Historical Product Mix Year Ended December 31				
Product Category:	2001	2000	1999	1998	1997(1)
Higher Value-Added Products:					
Cold Rolled Products--Trade	9.2%	13.6%	10.6%	11.0%	5.6%
Cold Rolled Products--Wheeling-Nisshin	20.0	13.9	19.4	19.0	7.7
Coated Products	4.4	11.5	16.0	17.5	12.3
Tin Mill Products	10.8	10.0	9.8	7.1	3.3
Fabricated Products	24.6	19.6	15.4	15.6	39.0
Higher Value-Added Products as a percentage of total shipments	69.0%	68.6%	71.2%	70.2%	67.9%
Hot Rolled Products	31.0	30.9	28.8	29.5	20.0
Semi-Finished	--	0.5	--	0.3	12.1
Total	100.0%	100.0%	100.0%	100.0%	100.0%
Average Net Sales Per Ton	$412	$475	$461	$511	$590

(1) The allocation among product categories was affected by the strike.

Set forth below is a description of the WPC Group's major customer categories:

WPC

Products produced by WPC are described below. These products are sold directly to third-party customers, and to Wheeling-Nisshin (as defined below) and OCC (as defined below) pursuant to long-term supply agreements.

Cold-Rolled Products. Cold-rolled coils are manufactured from hot-rolled coils by employing a variety of processing techniques, including pickling, cold reduction, annealing and temper rolling. Cold rolled processing is designed to reduce the thickness and improve the shape, surface characteristics and formability of the product.

Coated Products. WPC manufactures a number of corrosion-resistant, zinc-coated products including hot-dipped galvanized sheets for resale to trade accounts. The coated products are manufactured from a steel substrate of cold rolled or hot rolled pickled coils by applying zinc to the surface of the material to enhance its corrosion protection. WPC's trade sales of galvanized products are heavily oriented to unexposed applications, principally in the appliance, construction, service center and automotive markets.

Tin Mill Products. Tin mill products consist of blackplate and tinplate. Blackplate is a cold-rolled substrate (uncoated), the thickness of which is less than .0142 inches, and is utilized extensively in the manufacture of pails and shelving and sold to OCC for the manufacture of tinplate products. Tinplate is produced by the electro-deposition of tin to a blackplate substrate and is utilized principally in the manufacture of food, beverage, general line and aerosol containers. While the majority of WPC's sales of these products are concentrated in container markets, WPC also markets products for automotive applications, such as oil filters and gaskets. WPC produces all of its tin-coated products through OCC. OCC's $69 million tin coating mill, which commenced commercial operations in January 1997, has a nominal annual capacity of 250,000 net tons. WPC has the right to supply up to 230,000 tons of the substrate requirements of the joint venture through the year 2012, subject to quality requirements and competitive pricing. WPC is the exclusive distributor of all of the joint venture's product. However, Nittetsu Shoji America ("Nittetsu"), a U.S. based tin plate importer, has agreed to market approximately 70% of the product as a distributor for WPC pursuant to an agreement which was approved by the Bankruptcy Court on March 30, 2001. Prior to the approval of such agreement, Nittetsu had been a sales representative for approximately 25% of OCC's product.

Hot-Rolled Products. Hot-rolled coils represent the least processed of WPC's finished goods. Approximately 69.0% of WPC's 2001 production of hot-rolled coils was further processed into value-added finished products. Hot-rolled black or pickled (acid cleaned) coils are sold to a variety of consumers such as converters/processors, steel service centers and the appliance industries.

Fabricated Products. Fabricated products consist of cold-rolled or coated products further processed mainly via roll forming and sold in the construction, highway, and agricultural products industries.

Construction Products. Construction products consist of roll-formed sheets, which are utilized in sectors of the non-residential building market such as commercial, institutional and manufacturing. They are classified into three basic categories: roof deck, form deck, and composite floor deck.

Agricultural Products. Agricultural products consist of roll-formed corrugated sheets which are used as roofing and siding in the construction of barns, farm machinery enclosures, light commercial buildings and certain residential roofing applications.

Highway Products. Highway products consist of bridge form, which are roll-formed corrugated sheets utilized as concrete support forms in the construction of highway bridges.

Wheeling-Nisshin

WPC owns a 35.7% equity interest in Wheeling-Nisshin, Inc. ("Wheeling-Nisshin") which is a joint venture between WPC and Nisshin Holding, Incorporated, a wholly owned subsidiary of Nisshin Steel Co., Ltd. ("Nisshin"). Wheeling-Nisshin is a state-of-the-art processing facility located in Follansbee, West Virginia which produces among the lightest-gauge galvanized steel products available in the United States. Wheeling-Nisshin products are marketed through trading companies, and its shipments are not consolidated into WPC's shipments.

Wheeling-Nisshin has capacity to produce over 700,000 annual tons and can offer the lightest-gauge galvanized steel products manufactured in the United States for construction, heating, ventilation and air-conditioning and after-market automotive applications.

WPC's amended and restated Supply Agreement with Wheeling-Nisshin expires in 2013. Pursuant to the amended Supply Agreement, WPC provides not less than 75% of Wheeling-Nisshin's steel substrate requirements, up to an aggregate maximum of 9,000 tons per week, subject to product quality requirements and competitive pricing. Shipments of cold-rolled steel by WPC to Wheeling-Nisshin were approximately 412,000 tons, or 20% of WPC's total tons shipped in 2001 and approximately 330,000 tons, or 14% in 2000. Pursuant to the terms of the agreements between WPC and Nisshin, for the 180 day period following the Petition Date, Nisshin had the right to purchase WPC's interest in Wheeling-Nisshin for the fair value price to be agreed upon by the parties or as otherwise determined by a third party if the parties cannot agree. Nisshin did not exercise such right.

Ohio Coatings Company

WPC has a 50% equity interest in Ohio Coatings Company ("OCC"), which is a joint venture between WPC and Dong Yang Tinplate America, Inc., a leading South Korea-based tin plate producer. Nittetsu Shoji America ("Nittetsu"), a U.S.-based tinplate importer, holds non-voting preferred stock in OCC. OCC commenced commercial operations in January 1997. The OCC tin-coating facility is the only domestic electro-tin plating facility constructed in the past 30 years. WPC produces all of its tin coated products through OCC. As part of the joint venture agreement, WPC has the right to supply up to 230,000 tons of the substrate requirements of OCC through the year 2012, subject to quality requirements and competitive pricing. WPC is the exclusive distributor of all of OCC's products. However, Nittetsu has agreed to market approximately 70% of the product as a distributor for the WPC Group pursuant to an agreement, which was approved by the Bankruptcy Court on March 30, 2001. Prior to the approval of such agreement, Nittetsu had been a sales representative for approximately 25% of OCC's product. In 2001, 2000 and 1999, OCC had an operating income of $3.7 million, $3.8 million and $2.1 million, respectively.

Customers

WPC markets an extensive mix of products to a wide range of manufacturers, converters and processors. The WPC Group's 10 largest customers (including Wheeling-Nisshin) accounted for approximately 43.9% of its net sales in 2001, 38.7% in

2000, and 43.7% in 1999. Wheeling-Nisshin accounted for 14.6%, 10.9% and 16.2% of net sales in 2001, 2000 and 1999, respectively. Geographically, the majority of the WPC Group's customers are located within a 350-mile radius of the Ohio Valley. However, the WPC Group has taken advantage of its river-oriented production facilities to market via barge into more distant locations such as the Houston, Texas and St. Louis, Missouri areas.

Shipments historically have been concentrated within seven major market segments: steel service centers, converters/processors, construction, agriculture, container, automotive, and appliances. The overall participation in the construction and the converters/processors markets substantially exceeds the industry average and its reliance on automotive shipments, as a percentage of total shipments are substantially less than the industry average.

Percent of Total Net Tons Shipped

	Year Ended December 31,				
	2001	2000	1999	1998	1997(1)
Steel Service Centers	29%	33%	30%	29%	32%
Converters/Processors (2)	27	24	27	32	16
Construction	22	21	19	19	31
Agriculture	4	5	5	6	14
Containers (2)	11	11	11	8	2
Automotive	1	1	1	1	2
Appliances	2	2	3	2	2
Exports	1	-	1	1	-
Other	3	3	3	2	1
Total	100%	100%	100%	100%	100%

(1) The allocation among customer categories was affected by the strike.

(2) Products shipped to Wheeling-Nisshin and OCC are included primarily in the Converters/Processors and Containers markets, respectively.

Set forth below is a description of the WPC Group's major customer categories:

Steel Service Centers. The shipments to steel service centers are heavily concentrated in the areas of hot rolled and hot dipped galvanized coils. Due to increased in-house costs to steel companies during the 1980's for processing services such as slitting, shearing and blanking, steel service centers have become a major factor in the distribution of hot rolled products to ultimate end users. In addition, steel service centers have become a significant factor in the sale of hot dipped galvanized products to a variety of small consumers such as mechanical contractors, who desire not to be burdened with large steel inventories.

Converters/Processors. The growth of shipments to the converters/processors market is principally attributable to the increase in shipments of cold-rolled products to Wheeling-Nisshin, which uses cold-rolled coils as a substrate to manufacture a variety of coated products, including hot-dipped galvanized and aluminized coils for the automotive, appliance and construction markets. The converters/processors industry also represents a major outlet for their hot rolled products, which are converted into finished commodities such as pipe, tubing and cold rolled strip.

Construction. The shipments to the construction industry are heavily influenced by fabricated product sales. WPC services the non-residential and agricultural building and highway industries, principally through shipments of hot dipped galvanized and painted cold rolled products. WPC has been able to market its products into broad geographical areas due to its numerous regional facilities.

Agriculture. The shipments to the agricultural market are principally sales of roll-formed, corrugated sheets which are used as roofing and siding in the construction of barns, farm machinery enclosures and light commercial buildings.

Containers. The vast majority of shipments to the container market are concentrated in tin mill products, which are utilized extensively in the manufacture of food, aerosol, beverage and general line cans. The container industry has represented a stable market. The balance of shipments to this market consists of cold-rolled products for pails and drums. As a result of the

OCC joint venture, the WPC Group phased out its existing tin mill production facilities. WPC and Nittetsu distribute tin products produced by OCC.

Automotive. Unlike the majority of its competitors, the WPC Group is not heavily dependent on shipments to the automotive industry. However, the WPC Group has established higher value-added niches in this market, particularly in the area of hot-dipped galvanized products for deep drawn automotive underbody parts. In addition, the WPC Group has been a supplier of tin mill products for automotive applications, such as oil filters and gaskets.

Appliances. The shipments to the appliance market are concentrated in hot-dipped galvanized and hot-rolled coils. These products are furnished directly to appliance manufacturers as well as to blanking, drawing and stamping companies that supply OEMs. The WPC Group has concentrated on niche product applications primarily used in washer/dryer, refrigerator/freezer and range appliances.

Raw Materials

The WPC Group has the right under the Bankruptcy Code, subject to Bankruptcy Court approval and certain other conditions, to assume or reject any pre-petition executory contracts and unexpired leases. Parties affected by such rejections may file pre-petition claims with the Bankruptcy Court in accordance with bankruptcy procedures. In the following discussion, certain existing contracts of the WPC Group are described without attempting to predict whether such contracts ultimately will be assumed or rejected in the Chapter 11 cases.

The WPC Group has a long-term contract to purchase a minimum of 75% of its iron ore needs through 2009. The iron ore price is based upon prevailing world market prices. The WPC Group generally consumes approximately 3 million gross tons of iron ore pellets in its blast furnace annually. The WPC Group will obtain the balance of its iron ore from spot and medium-term purchase agreements at prevailing world market prices.

The WPC Group has a long-term supply agreement with a third party to provide the WPC Group with a substantial portion of the WPC Group's metallurgical coal requirements at competitive prices. The WPC Group's coking operations require a substantial amount of metallurgical coal.

The WPC Group currently produces coke in excess of its requirements and typically consumes generally all of the resultant by-product coke oven gas. In 2001, the WPC Group consumed approximately 1.4 million tons of coking coal in the production of blast furnace coke. The WPC Group sells its excess coke and coke oven by-products to third-party trade customers.

The WPC Group's operations require material amounts of other raw materials, including limestone, oxygen, natural gas and electricity. These raw materials are readily available and are purchased on the open market. The WPC Group is presently dependent on external steel scrap for approximately 10.8% of its steel melt. The cost of these materials has been susceptible in the past to price fluctuations, but worldwide competition in the steel industry has frequently limited the ability of steel producers to raise finished product prices to recover higher material costs. Certain of the WPC Group's raw material supply contracts provide for price adjustments in the event of increased commodity or energy prices.

Backlog

The WPC Group's Steel Division order backlog was 245,970 net tons at December 31, 2001, compared to 160,735 net tons at December 31, 2000. All orders related to the backlog at December 31, 2001 are expected to be shipped during the first half of 2002, subject to delays at the customers' request. The order backlog represents orders received but not yet completed or shipped. In times of strong demand, a higher order backlog may allow the Company to increase production runs, thereby enhancing production efficiencies.

Capital Investments

The WPC Group anticipates that it will fund its capital expenditures in 2002 from cash on hand, funds generated by operations and funds available under the DIP Credit Agreement. It is anticipated that capital expenditures will be minimized during the Chapter 11 proceedings until liquidity is sufficient and stabilized. There can be no assurance that such funds will be sufficient to fund required capital expenditures. The WPC Group's capital expenditures (including capitalized interest) for 2001 were approximately $5.0 million, including $0.8 million on environmental projects. From 1997 to 2001 such expenditures aggregated approximately $242.0 million.

The WHX Group has no obligation to fund any of the WPC Group's future capital expenditures, and does not anticipate doing so. In the event that the WPC Group is unable to fund its environmental capital expenditures, claims may be made against WHX for payment of such costs.

Energy Requirements

Many of the major facilities at the WPC Group that use natural gas have been equipped to use alternative fuels. During 2001, coal constituted approximately 72% of the WPC Group's total energy consumption, natural gas 22% and electricity 6%. The Company continually monitors its operations regarding potential equipment conversion and fuel substitution to reduce energy costs.

Employment

At December 31, 2001, the WPC Group had 3,488 employees of which 2,644 were represented by the United Steel Workers of America ("USWA"), 86 by other unions, 728 were salaried employees and the remainder of 30 were non-union operating employees. On August 12, 1997, WPSC and USWA entered into a five-year labor agreement.

In light of the Chapter 11 cases, the USWA has agreed to temporarily waive certain provisions of the collective bargaining agreement regarding guaranteed employment and to temporarily postpone certain "gainsharing" payments that otherwise would be due.

Additionally, on October 22, 2001, the Bankruptcy Court entered an order which, among other things, approved the terms of the Modified Labor Agreement ("MLA") by and among WPC, WPSC and the USWA. The Company is not a party to the MLA. The MLA modifies the current WPSC collective bargaining agreement to provide for, among other things, immediate reductions in wages and the cost of providing medical benefits to active and retired employees in exchange for improvement in wages and pension benefits for hourly employees upon a confirmed WPSC Chapter 11 Plan of Reorganization. The MLA is part of a comprehensive support arrangement that also involves concessions from WPSC salaried employees, WPSC's vendors and other constituencies in the Chapter 11 proceedings.

Competition

The steel industry is cyclical in nature and has been marked historically by overcapacity, resulting in intense competition. WPC faces increasing competitive pressures from other domestic integrated producers, mini-mills and processors. Processors compete with WPC in the areas of slitting, cold rolling and coating. Mini-mills are generally smaller-volume steel producers that use ferrous scrap metals as their basic raw material. Compared to integrated producers, mini-mills, which rely on less capital-intensive steel production methods, have certain advantages. Since mini-mills typically are not unionized, they have more flexible work rules that have resulted in lower employment costs per net ton shipped. Since 1989, significant flat-rolled mini-mill capacity has been constructed and these mini-mills now compete with integrated producers in product areas that traditionally have not faced significant competition from mini-mills. In addition, there has been significant additional flat-rolled mini-mill capacity constructed in recent years. These mini-mills and processors compete with WPC primarily in the commodity flat-rolled steel market. In the long term, such mini-mills and processors may also compete with WPC in producing value-added products. In addition, the increased competition in commodity product markets influence certain integrated producers to increase product offerings to compete with WPC's custom products.

As the single largest steel consuming country in the western world, the United States has long been a favorite market of steel producers in Europe and Japan. In addition, steel producers from Korea, Taiwan, and Brazil, and other large economies such as Russia and China, have also recognized the United States as a target market. Steel imports of flat-rolled products as a percentage of domestic apparent consumption, excluding semi-finished steel, have been approximately 20% in 1997, 27% in 1998, 23% in 1999, 23% in 2000 and 20% in 2001. Imports surged in 1998 due to severe economic conditions in Southeast Asia,

Latin America, Japan and Russia, among others. Average import customs values in December 2001 continued to be depressed with the average import value of some key finished steel products below values reported in the depths of the 1998 crisis. World steel demand, world export prices, U.S. dollar exchange rates and the international competitiveness of the domestic steel industry have all been factors in these import levels.

In March 2002, the United States Government announced its decision to enact tariffs on certain imported steel. These tariffs begin at 30% and range down to 18% over three years. Certain of these tariffs will be imposed on steel imports that compete directly with WPC. It is not yet known what impact this will have on WPC or the United States steel industry.

Total annual steel consumption in the United States has fluctuated between 88 million and 123 million tons since 1991. A number of steel substitutes, including plastics, aluminum, composites and glass, have reduced the growth of domestic steel consumption.

Item 2. *Properties*

Handy & Harman

H&H has 23 active operating plants in the United States, Canada, England, Denmark and Singapore (50% owned) with a total area of approximately 1,827,000 square feet, including warehouse, office and laboratory space, but not including the plant used by the Singapore operation. H&H also owns or leases sales, service and warehouse facilities at two other locations in the United States (which, with H&H's general offices, have a total area of approximately 55,000 square feet) and owns eight non-operating or discontinued locations with a total area of approximately 468,000 square feet. H&H considers its manufacturing plants and services facilities to be well maintained and efficiently equipped, and therefore suitable for the work being done. The productive capacity and extent of utilization of its facilities is dependent in some cases on general business conditions and in other cases on the seasonality of the utilization of its products. Capacity can be expanded readily to meet additional demands. Manufacturing facilities of H&H are located in: Fort Smith, Arkansas; Fontana, California; Toronto, Canada; Fairfield, Connecticut; Camden, Delaware; Kolding, Denmark; Liversedge, England; Evansville and Indianapolis, Indiana; Cockeysville, Maryland; Agawam and Westfield, Massachusetts; Middlesex and Willingboro, New Jersey; Canastota and Oriskany, New York; Tulsa and Broken Arrow, Oklahoma; Norristown, Pennsylvania; East Providence, Rhode Island; Cudahy, Wisconsin; and Singapore (50% owned).

All plants are owned in fee except for the Canastota, Fort Smith, Middlesex, and Westfield plants, which are leased.

Unimast

Unimast has owned facilities located at Joliet, Illinois; Warren, Ohio; and Boonton, New Jersey; and has leased facilities located at McDonough, Georgia; Baytown, Texas; New Brighton, Minnesota; Brooksville and Miami, Florida; Goodyear, Arizona; and East Chicago, Indiana. PCC has an owned facility in Canfield, Ohio.

WPC Group

The WPC Group has one raw steel producing plant and various other finishing and fabricating facilities. The Steubenville complex is an integrated steel producing facility located at Steubenville and Mingo Junction, Ohio and Follansbee, West Virginia. The Steubenville complex includes coke oven batteries that produce all coke requirements, two operating blast furnaces, two basic oxygen furnaces, a two-strand continuous slab caster with an annual slab production capacity of approximately 2.8 million tons, an 80-inch hot strip mill and pickling and coil finishing facilities. A railroad bridge owned by WPC connects the Ohio and West Virginia locations, which are separated by the Ohio River. A pipeline is maintained for the transfer of coke oven gas for use as fuel from the coke plant to several other portions of the Steubenville complex. The Steubenville complex primarily produces hot-rolled products, which are either sold to third parties or shipped to other of the WPC Group's facilities for further processing into value-added products.

The following table lists the other principal plants of the WPC Group and the annual capacity of the major products produced at each facility:

Location and Operations	Capacity Tons/Year	Major Products
Allenport, Pennsylvania:		
Continuous pickler, tandem mill, temper mill and annealing lines	950,000	Cold-rolled sheets
Beech Bottom, West Virginia:		
Paint line	120,000	Painted steel in coil form
Martins Ferry, Ohio:		
Temper mill, zinc coating lines	750,000	Hot-dipped galvanized sheets and coils
Yorkville, Ohio:		
Continuous pickler, tandem mill, temper mills and annealing lines	660,000	Black plate and cold-rolled sheets

All of the above facilities currently owned by the WPC Group are regularly maintained in good operating condition. However, continuous and substantial capital and maintenance expenditures are required to maintain the operating facilities, to modernize finishing facilities in order to remain competitive and to meet environmental control requirements.

The WPC Group has fabricated product facilities at Fort Payne, Alabama; Houston, Texas; Lenexa, Kansas; Louisville, Kentucky; Minneapolis, Minnesota; Warren, Ohio; Gary, Indiana; Emporia, Virginia; Grand Junction, Colorado; Bradenton, Florida; Fallon, Nevada; and Rankin, Pennsylvania.

The WPC Group maintains regional sales offices in Atlanta, Chicago, Detroit, Philadelphia, Pittsburgh and its corporate headquarters in Wheeling, West Virginia.

Item 3. *Legal Proceedings*

The WHX Group

Handy & Harman

On or about April 3, 2000, a civil action was commenced under Title 3 of the United States Code ss.3729 et seq. (False Claims Act) entitled United States of America, ex rel. Patricia Keehle v. Handy & Harman, Inc. (sic) and Strandflex, a Division of Maryland Specialty Wire, Inc. ("Strandflex") (Civil Action No. 5:99-CV-103). The substantive allegations in the complaint relate to the alleged improper testing and certification of certain wire rope manufactured at the Strandflex plant during the period 1992-1999 and sold as MILSPEC wire. The United States Attorney's office also conducted a criminal investigation relating to this matter and Strandflex was a target of the criminal investigation under title 18 of the United States Code ss.287 (Submitting False Claims) with the focus of the investigation being whether wire rope sold to government agencies, either directly or indirectly, was misrepresented by Strandflex as meeting MILSPEC specifications. H&H entered into discussion with the United States Attorney to seek a negotiated settlement of all criminal and civil claims. Those discussions resulted in a settlement agreement dated May 24, 2001, pursuant to which all civil and criminal claims were resolved as follows:

Maryland Specialty Wire, Inc., Strandflex Division, made a total civil payment of $1 million which amount represented civil damages as payment for remediation and compensation and included $100,000 as restitution pursuant to the Plea Agreement which related to 35 wire rope sales which took place between 1994 and 1998;

Maryland Specialty Wire, Inc., Strandflex Division, paid a criminal fine of $500,000 and $100,000 as restitution pursuant to the Plea Agreement.

There are no known incidents of any Strandflex wire rope failing and causing personal or property damage in any application.

SEC Enforcement Action

On June 25, 1998, the Securities and Exchange Commission ("SEC") instituted an administrative proceeding against the Company alleging that it had violated certain SEC rules in connection with the tender offer for Dynamics Corporation of America ("DCA") commenced on March 31, 1997 through the Company's wholly-owned subsidiary, SB Acquisition Corp. ("Offer"). The Company previously disclosed that the SEC intended to institute this proceeding. Specifically, the Order Instituting Proceedings ("Order") alleges that, in its initial form, the Offer violated the "All Holders Rule," Rule 14d-10(a)(1) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), based on the Company's inclusion of a "record holder condition" in the Offer. No shareholder had tendered any shares at the time the condition was removed. The Order further alleges that the Company violated Rules 14d-4(c) and 14d-6(d) under the Exchange Act upon expiration of the Offer, by allegedly waiving material conditions to the Offer without prior notice to shareholders and purchasing the approximately 10.6% of DCA's outstanding shares tendered pursuant to the offer. The SEC does not claim that the Offer was intended to or in fact defrauded any investor.

The Order institutes proceedings to determine whether the SEC should enter an order requiring the Company (a) to cease and desist from committing or causing any future violation of the rules alleged to have been violated and (b) to pay approximately $1.3 million in disgorgement of profits. The Company filed an answer denying any violations and seeking dismissal of the proceeding. On October 6, 2000, the initial decision of the Administrative Law Judge who heard the case dismissed all charges against the Company, with the finding that the Company had not violated the law. The Division of Enforcement has filed a petition for the SEC to review the decision and a brief, but only as to the All Holders Rule Claim. The Commission, however, has authority to review any issues on its own accord. WHX has filed its opposition brief.

General Litigation

The WHX Group is a party to various litigation matters including general liability claims covered by insurance. In the opinion of management, such claims are not expected to have a material adverse effect on the financial condition or results of operations of the Company. However, it is possible that the ultimate resolution of such litigation matters and claims could have a material adverse effect on quarterly or annual operating results when they are resolved in future periods.

The WPC Group

The WPC Group General Litigation

The WPC Group is a party to various litigation matters including general liability claims covered by insurance. Claims that are "pre-petition" claims for Chapter 11 purposes will ultimately be handled in accordance with the terms of a confirmed Plan of Reorganization in Chapter 11 cases. In the opinion of management, litigation claims are not expected to have a material adverse effect on the WPC Group's results of operations or its ability to reorganize.

Bankruptcy Filing

On November 16, 2000, the WPC Group filed petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Ohio. The WPC Group commenced the Chapter 11 cases in order to restructure their outstanding debts and to improve their access to the additional funding that the WPC Group needs for its continued operations. The WPC Group is in possession of its properties and assets and continues to manage its businesses with its existing directors and officers as debtors-in-possession subject to the supervision of the Bankruptcy Court. WPSC and the other members of the WPC Group are authorized to operate their businesses, but may not engage in transactions outside of the normal course of business without approval, after notice and hearing, of the Bankruptcy Court. In the Bankruptcy Filing, the WPC Group may, with Bankruptcy Court approval, sell assets and settle liabilities, including for amounts other than those reflected in WPC's financial statements. The administrative and reorganization expenses resulting from the Bankruptcy Filing will unfavorably affect results of the WPC Group. Moreover, future results may be adversely affected by other claims and factors resulting from the Bankruptcy Filing. For additional information concerning these developments, see Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations and Notes 2, 10, and 11 to the Consolidated Financial Statements.

Environmental Matters

WPC, as are other industrial manufacturers, is subject to increasingly stringent standards relating to the protection of the environment. In order to facilitate compliance with these environmental standards, WPC has incurred capital expenditures for environmental control projects aggregating $.8 million, $3.4 million and $7.7 million for 2001, 2000, 1999 respectively. WPC anticipates spending approximately $19.5 million in the aggregate on major environmental compliance projects through the year 2004, estimated to be spent as follows: $9.7 million in 2002, $6.1 million in 2003 and $3.7 million in 2004. Due to the possibility of unanticipated factual or regulatory developments and the Bankruptcy Filing, the amount and timing of future expenditures may vary substantially from such estimates.

In addition, the treatment of environmental liabilities in the pending Chapter 11 cases may differ depending on whether such liabilities are determined to be "pre-petition" or "post-petition" liabilities of the WPC Group. It is not possible or appropriate to predict how environmental liabilities ultimately may be classified in the WPC Group's Chapter 11 cases, and in the following discussion the WPC Group has not attempted to distinguish between pre-petition and post-petition liabilities.

WPC has been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") or similar state statutes at several waste sites. WPC is subject to joint and several liability imposed by Superfund on potentially responsible parties. Due to the technical and regulatory complexity of remedial activities and the difficulties attendant to identifying potentially responsible parties and allocating or determining liability among them, WPC is unable to reasonably estimate the ultimate cost of compliance with Superfund laws. WPC believes, based upon information currently available, that its liability for clean-up and remediation costs in connection with the Buckeye Reclamation Landfill will be between $1.5 million and $2 million. At four other sites (MIDC Glassport, Breslube Penn, Four County Landfill and Beazer) WPC estimates the costs to approximate $500,000. WPC is currently funding its share of remediation costs.

The Clean Air Act Amendments of 1990 ("Clean Air Act") directly affect the operations of many of WPC's facilities, including coke ovens. WPC is currently operating in compliance with the provisions of the Clean Air Act. However, under the Clean Air Act, coke ovens generally will be required to comply with progressively more stringent standards that will result in an increase in environmental capital expenditures and costs for environmental compliance. The forecasted environmental expenditures include amounts that will be spent on projects relating to compliance with these standards.

In an action brought in 1985 in the U.S. District Court for the Northern District of West Virginia, the EPA claimed violations of the Solid Waste Disposal Act at a surface impoundment area at the Follansbee facility. WPC and the EPA entered into a consent decree in October 1989 requiring certain soil and groundwater testing and monitoring. The surface impoundment has been removed and a final closure plan has been submitted to the EPA. WPC is waiting for approval from the EPA to implement the plan. Until the EPA responds to WPC, the full extent and cost of remediation cannot be ascertained.

In June 1995, the EPA informally requested corrective action affecting other areas of the Follansbee facility. The EPA sought to require WPC to perform a site investigation of the Follansbee plant. WPC actively contested the EPA's jurisdiction to require a site investigation, but subsequently agreed to comply with a final administrative order issued by the EPA in June 1998 to conduct a Resource Conservation and Recovery Act ("RCRA") Facility Investigation ("RFI") to determine the nature and extent of soil and groundwater contamination and appropriate clean up methods. WPC anticipates spending up to $0.2 million in year 2002 for sampling at the site. It is also expected that remediation measures will be necessary. Such measures could commence as early as 2003 with the expenditure of $1.0 million or more. Until the EPA responds to WPC's investigation report, the full extent and cost of remediation cannot be ascertained.

WPC is currently operating in substantial compliance with three consent decrees (two with the EPA and one with the Pennsylvania Department of Environmental Resources) with respect to wastewater discharges at Allenport, Pennsylvania, Mingo Junction, Steubenville, and Yorkville, Ohio. All of the foregoing consent decrees are nearing expiration. A petition to terminate the Allenport consent decree was filed in 1998.

In March 1993, the EPA notified WPC of Clean Air Act violations alleging particulate matter and hydrogen sulfide emissions in excess of allowable concentrations at WPC's Follansbee coke plant. In January 1996, the EPA and the Company entered into a consent decree. Although WPC has paid the civil penalties due pursuant to the terms of the consent decree, WPC continues to accrue stipulated penalties to such consent decree. As of December 2001, WPC has accrued stipulated penalties of approximately $4.5 million.

In June 1999, the Ohio Attorney General filed a lawsuit against WPC alleging certain hazardous waste law violations at its Steubenville and Yorkville, Ohio facilities and certain water pollution law violations at the Company's Yorkville, Ohio facility relating primarily to the alleged unlawful discharge of spent pickle liquor. The lawsuit contains forty-four separate counts and seeks preliminary and permanent injunctive relief in addition to civil penalties. Settlement negotiations with Ohio EPA are on-going and Ohio EPA has demanded a civil penalty of $200,000.

As part of WPC's effort to resolve disputed enforcement issues with Ohio EPA ("OEPA") and the Ohio Attorney General related to the June 1999 lawsuit, WPC agreed to file a plan for closure of a spent pickle liquor storage transfer system at WPC's Yorkville, Ohio plant. OEPA made unilateral modifications to the plan that imposed significant additional requirements on WPC. WPC timely appealed the plan as modified to the Ohio Environmental Review Appeals Commission ("ERAC") on July 9, 1999, challenging the additional requirements imposed by OEPA. Pursuant to ongoing settlement discussions, WPC subsequently agreed to submit a revised closure plan. OEPA again made unilateral modifications to the revised plan that imposed significant additional requirements on WPC. WPC timely appealed the revised plan as modified to the ERAC on May 25, 2000, challenging OEPA's authority to impose the additional requirements. WPC withdrew both plans in December 2000, and settlement negotiations with respect to both appeals are on going.

In January 1998, the Ohio Attorney General notified WPC of a draft consent order and initial civil penalties in the amount of $1 million for various air violations at its Steubenville and Mingo Junction, Ohio facilities occurring from 1992 through 1996. In November 1999, OEPA and WPC entered into a consent decree settling the civil penalties related to this matter for approximately $250,000. The consent decree also obligates WPC to pay certain stipulated penalties for future air violations. As of December 31, 2001, the total stipulated penalty amount is $134,000. An additional $78,000 is due on demand by OEPA for a supplemental environment project withdrawal by WPC.

WPC has experienced discharges of oil through NPDES permitted outfalls at its Mingo Junction, Ohio and Allenport, Pennsylvania plants. WPC spent approximately $3.0 million in each of 2001 and 2000, respectively, to investigate and clean up oil spills at its Mingo Junction, Ohio facility. WPC spent approximately $2 million to install a slip-lined pipe in an existing sewer at its Mingo Junction, Ohio facility. WPC has not yet received any notices of violation from the regulatory agencies for such oil spills.

On November 8, 2000, the EPA issued a Unilateral Administrative Order ("UAO"), under alleged authority of Clean Water Act §311, to compel WPC to abate alleged oil discharges at its Mingo Junction plant, undertake remedial actions, and reimburse certain expenses of the United States. WPC responded to the UAO, and the EPA has expressed interest in resolving these issues through a consent order. No further enforcement actions have been initiated against WPC for any alleged oil discharges at its Mingo Junction, Ohio plant.

The EPA conducted a multimedia inspection of WPC's Steubenville, Mingo Junction, Yorkville, and Martins Ferry, Ohio facilities in March and June 1999. The inspection covered all environmental regulations applicable to these plants. WPC has received a Notice of Violation from the EPA for alleged air violations, but has not yet received notice of any violations of water or waste laws. The air Notice of Violation does not specify the amount of penalties sought by EPA but an agreement in principle has been tentatively approved. If this agreement is finalized, WPC would be required to upgrade certain of its air emission control devices and such upgrades are expected to cost approximately $5 million. WPC is continuing to explore settlement with the EPA regarding such air violations.

On May 12, 2000, the West Virginia Department of Environmental Protection ("WVDEP") issued a Unilateral Order requiring that WPC remove certain seal tar deposits from the bed of the Ohio River. WPC timely appealed the Unilateral Order to the West Virginia Environmental Quality Board on June 13, 2000. WPC and WVDEP subsequently entered into a Consent Order on or about September 12, 2000, and the appeal was withdrawn. Under the consent Order, WPC has agreed to undertake certain actions by particular dates, including monitoring, development of work plans, and removal of certain coal tar deposits from the bed of the Ohio River. WPC anticipates spending up to $300,000 in year 2002 to undertake actions under the Consent Order.

WPC is aware of potential environmental liabilities resulting from operations, including leaking underground and aboveground storage tanks, and the disposal and storage of residuals on its property. Each of these situations is being assessed and remediated in accordance with regulatory requirements.

WPC's non-current accrued environmental liabilities totaled $19.0 million and $17.1 million at December 31, 2001 and December 31, 2000, respectively. These accruals were initially determined by WPC, based on all available information. As new information becomes available, including information provided by third parties, and changing laws and regulation, the liabilities are reviewed and the accruals adjusted quarterly. WPC Management believes, based on its best estimate, that WPC has adequately provided for remediation costs that might be incurred or penalties that might be imposed under present environmental laws and regulations.

Based upon information currently available, including WPC's prior capital expenditures, anticipated capital expenditures, consent agreements negotiated with federal and state agencies, and information available to WPC on pending judicial and administrative proceedings, WPC does not expect its environmental compliance costs, including the incurrence of additional fines and penalties, if any, relating to the operation of its facilities, to have a material adverse effect on the financial condition of WPC. However, as further information comes into WPC's possession, it will continue to reassess such evaluations.

As discussed above, various members of the WPC Group have existing and contingent liabilities relating to environmental matters, including environmental capital expenditures, costs of remediation and potential fines and penalties relating to possible violations of national and state environmental laws. In the event the WPC Group is unable to fund these liabilities, claims may be made against the WHX Group for payment of such liabilities.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

Part II

Item 5. ***Market for the Registrant's Common Stock and Related Security Holder Matters***

The number of shares of Common Stock issued and outstanding as of March 18, 2002 was 16,087,428. There were approximately 11,449 holders of record of Common Stock as of March 18, 2002. In 1999, the Company purchased 3.6 million shares of Common Stock in open market purchases. The repurchased shares have been retired. There were no purchases of Common Stock made by the Company in 2001 and 2000.

The prices set forth in the following table represent the high and low sales prices for the Company's Common Stock:

	Common Stock	
	High	Low
2001		
First Quarter	$ 1.71	$ .81
Second Quarter	1.98	1.01
Third Quarter	2.25	1.16
Fourth Quarter	1.79	1.30
2000		
First Quarter	$ 8.94	$ 6.50
Second Quarter	8.69	5.31
Third Quarter	5.94	1.13
Fourth Quarter	2.56	0.69

Pursuant to the terms of the Supplemental Indenture to the Company's 10½% Senior Notes, the Company is prohibited from paying dividends on its Common Stock or Preferred Stock until after October 1, 2002, at the earliest (see Note 8 to the Consolidated Financial Statements). The Company is further prohibited from paying dividends on its Common Stock during such time as the full cumulative dividends on the Preferred Stock have not been paid.

Dividends on the Preferred Stock have not been paid since the dividend payment of October 1, 2000. The holders of the Preferred Stock are eligible to elect two directors to the Company's Board of Directors upon the Company's failure to pay six quarterly dividend payments, whether or not consecutive. The next regularly scheduled dividend payment date is April 1, 2002. If the dividend is not paid, this date would be the sixth dividend non-payment. As stated above, the Company is prohibited by the Supplemental Indenture to its 10½% Senior Notes from making such dividend payment. Accordingly, following April 1, 2002, upon the non-payment of the Preferred Stock dividend, the holders of the Preferred Stock will have the right to elect two directors to the Company's Board of Directors.

Item 6. *Selected Financial Data*

Five-Year Statistical
(Thousands of Dollars)

WHX CORPORATION

	2001	2000(a)	1999	1998(b)	1997(c)
Profit and Loss:					
Net sales	$ 620,522	$ 1,745,459	$ 1,764,699	$ 1,690,846	$ 662,307
Cost of products sold (excluding depreciation and amortization)	505,657	1,510,325	1,487,441	1,425,920	740,933
Depreciation and amortization	28,906	98,777	104,856	96,870	49,445
Selling, administrative and general expense	79,382	142,373	137,615	116,840	68,190
Special charge	-	-	-	-	92,701
Operating income (loss)	6,577	(6,016)	34,787	51,216	(288,962)
Interest expense on debt	48,905	86,222	87,851	78,096	29,047
Gain on sale of interest in Wheeling-Downs	88,517	-	-	-	-
Other income/(expense)	10,604	(15,207)	30,800	89,696	50,668
Income (loss) before taxes	56,793	(107,445)	(22,264)	62,816	(267,341)
Tax provision (benefit)	(31,971)	73,600	(6,430)	23,386	(93,569)
Income (loss) before extraordinary items	88,764	(181,045)	(15,834)	39,430	(173,772)
Extraordinary items-net of tax	12,357	-	896	2,241	(25,990)
Net income (loss)	101,121	(181,045)	(14,938)	41,671	(199,762)
Preferred stock dividends	19,329	20,607	20,608	20,608	20,657
Net income (loss) available to common stock	$ 81,792	$ (201,652)	$ (35,546)	$ 21,063	$ (220,419)
Basic income (loss) per share:					
Income (loss) before extraordinary items	$ 4.63	$ (14.10)	$ (2.30)	$ 1.04	$ (8.83)
Extraordinary items-net of tax	0.82	-	0.06	0.12	(1.18)
Net income (loss) per share	$ 5.45	$ (14.10)	$ (2.24)	$ 1.16	$ (10.01)
Average number of common shares outstanding (in thousands)	15,011	14,304	15,866	18,198	22,028
Financial Position:					
Cash, cash equivalents and short term investments, net of short term borrowings	$ 141,812	$ 74,516	$ 174,590	$ 230,584	$ 305,934
Working capital	246,803	196,698	294,276	408,878	329,372
Property, plant and equipment-net	171,024	173,790	816,501	819,077	738,660
Plant additions and improvements	15,200	128,544	104,035	48,250	36,779
Total assets	985,023	913,516	2,673,566	2,712,084	2,061,920
Long-term debt	454,359	504,983	847,720	893,356	350,453
Stockholders' equity	256,424	174,996	377,471	446,512	453,393
Number of stockholders of record:					
Common	11,440	11,520	11,666	11,915	12,273
Series A Convertible Preferred	34	36	32	31	42
Series B Convertible Preferred	61	73	74	69	79
Employment					
Employment costs	$ 152,321	$ 414,842	$ 443,333	$ 394,701	$ 204,004
Average number of employees	2,905	7,270	7,535	7,470	4,420

(a) Includes the results of WPC for the period January 1, 2000 through November 16, 2000.
(b) Includes the results of Handy & Harman for the period April 13, 1998 through December 31, 1998.
(c) The financial results of the Company for 1997 were adversely affected by the WPC strike.

Notes to Five-Year Statistical Summary

In 1997, the Company recorded a special charge of $92.7 million related to a new labor agreement that ended the ten-month strike. The special charge included $66.7 million for enhanced retirement benefits, $15.5 million for signing and retention bonuses, $3.8 million for special assistance and other employee benefits payments and $6.7 million for a grant of one million stock options to WPN Corp.

In 1997, the Company also recorded an extraordinary charge of $26.0 million, net of tax, related to premium and interest charges required to defease its 93/8% Senior Unsecured Notes of $24.3 million and coal miner retiree medical benefits of $1.7 million.

During 1998, the Company purchased and retired $48 million aggregate principal amount of 10½% Senior Notes in the open market resulting in extraordinary income of $2.2 million, net of tax.

In April 1998, the Company acquired H&H. The transaction had a total value of $651.4 million, including the assumption of approximately $229.6 million in debt.

During 1999, the Company purchased and retired $20.5 million aggregate principal amount of 10½% Senior Notes in the open market, resulting in an extraordinary gain of $900,000 net of tax.

On November 16, 2000 the Company's WPC Group filed petitions seeking reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code, resulting in a non-cash charge of $133.8 million to provide a valuation reserve against previously recorded net deferred tax assets. As a result of the Bankruptcy Filing (see Note 2 to the Consolidated Financial Statements), the Company has, as of November 16, 2000, deconsolidated the balance sheet of its wholly owned subsidiary WPC. As a result of such deconsolidation, the accompanying consolidated balance sheet at December 31, 2000 does not include any of the assets or liabilities of WPC and the accompanying December 31, 2000 Profit and Loss data includes the operating results of WPC for the period January 1, 2000 through November 16, 2000.

During 2001 and 2000, the Company did not make any purchases of Common or Preferred Stock. During 1999, 1998 and 1997, the Company purchased 3,594,300; 1,780,307 and 5,537,552 shares of Common Stock, respectively, in open market transactions.

During 2001, the Company purchased and retired $36.4 million aggregate principal amount of 10½% Senior Notes in the open market, resulting in an extraordinary gain of $12.4 million net of tax.

In December 2001, the Company sold its interest in Wheeling-Downs Racing Association, Inc. for $105 million in cash and recognized a gain of $88.5 million.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Results of Operations

Risk Factors and Cautionary Statements

This Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"), including, in particular, forward-looking statements under the headings "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data." These statements appear in a number of places in this Report and include statements regarding WHX's intent, belief or current expectations with respect to (i) its financing plans, (ii) trends affecting its financial condition or results of operations, (iii) the impact of competition and (iv) the impact and effect of the Bankruptcy Filing by the WPC Group. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," and similar expressions are intended to identify such forward-looking statements; however, this Report also contains other forward-looking statements in addition to historical information.

Any forward-looking statements made by WHX are not guarantees of future performance and there are various important factors that could cause actual results to differ materially from those indicated in the forward-looking statements. This means that indicated results may not be realized.

Factors that could cause the actual results of the WHX Group in future periods to differ materially include, but are not limited to, the following:

· The WHX Group's businesses operate in highly competitive markets and are subject to significant competition from other businesses;

· A decline in the general economic and business conditions and industry trends and the other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission could continue to adversely affect the Company's results of operations;

· WHX's senior management may be required to expend a substantial amount of time and effort dealing with issues arising from the WPC Group's Bankruptcy Filing, which could have a disruptive impact on management's ability to focus on the operation of its businesses;

· In connection with the Bankruptcy Filing, WHX purchased $30.5 million of the senior secured term loan portion of the DIP Credit Agreement provided to the WPC Group. In addition, at December 31, 2001, WHX had balances due from WPSC totaling $8.4 million in the form of secured advances and liquidity support. There can be no assurance that the WPC Group will be able to repay these loans and advances in full.

· Due to the Bankruptcy Filing, the operations of the WPC Group are subject to the jurisdiction of the Bankruptcy Court and, as a result, WHX's access to the cash flows of the WPC Group is restricted. Accordingly, the WHX Group will have to fund its operations and debt service obligations without access to the cash flow of the WPC Group beyond 2002;

· The WPC Group has a large net operating loss carryforward due to prior losses and continues to incur losses. WPC is part of the Company's consolidated tax group. In accordance with federal tax laws and regulations, WPC's tax attributes have been utilized by the Company's consolidated group to reduce its consolidated federal tax obligations. Depending on the final outcome of the WPC Group's Bankruptcy Filing, the WPC Group's tax attributes may no longer be available to the WHX Group;

· Various subsidiaries of the WPC Group participate in the pension plan sponsored by the Company. While such pension plan is fully funded at December 31, 2001, there can be no assurance that the plan will remain fully funded. Various developments could adversely affect the funded status of the plan. Such developments include (but are not limited to): (a) a material reduction in the value of the pension assets; (b) a change in actuarial assumptions relating to asset accumulation and liability discount rates; and (c) events triggering early retirement obligations such as plant shutdowns and/or large scale hourly workforce reductions resulting from the Bankruptcy Filing or otherwise. WHX has also agreed to be contingently liable for a portion of the OPEB Obligations (as defined below), subject to certain conditions. Funding obligations, if they arise, may have an adverse impact on the WHX Group's liquidity. WPC Group's ability to maintain its current operating configurations and levels of permanent employment are dependent upon its ability to maintain adequate liquidity. There can be no assurances that the WPC Group will be able to maintain adequate resources;

· Various members of the WPC Group have existing and contingent liabilities relating to environmental matters, including environmental capital expenditures, costs of remediation and potential fines and penalties relating to possible violations of national and state environmental laws. In the event the WPC Group is unable to fund these liabilities, claims may be made against WHX for payment of such liabilities;

· WHX, H&H and Unimast each have a significant amount of outstanding indebtedness, and their ability to access capital markets in the future to refinance such indebtedness may be limited; and

· The respective credit agreements of H&H and Unimast have certain financial covenants that limit the amount of cash distributions that can be paid to WHX.

Bankruptcy Filing of the WPC Group

On November 16, 2000, the WPC Group filed petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Ohio. As a result, subsequent to the commencement of the Bankruptcy Filing, the WPC Group sought and obtained several orders from the Bankruptcy Court that were intended to enable the WPC Group to continue business operations as debtors-in-possession. Since the Petition Date, the WPC Group's management has been in the process of stabilizing their businesses and evaluating their operations, while continuing to provide uninterrupted services to their customers.

On November 17, 2000, the Bankruptcy Court granted the WPC Group's motion to approve a $290 million Debtor in Possession Credit Agreement ("DIP Credit Agreement") provided by Citibank, N.A., as initial issuing bank, Citicorp U.S.A., Inc., as administrative agent, and the DIP Lenders. Pursuant to the DIP Credit Agreement, Citibank, N.A. made term loan advances to the WPC Group up to a maximum aggregate principal amount of $35 million. In addition, the DIP Lenders agreed, subject to certain conditions, to provide the WPC Group with revolving loans, swing loans and letter of credit accommodations in an aggregate amount of up to $255 million. On January 2, 2002, the WPC Group requested and received a reduction in the revolving loans, swing loans and letter of credit to a maximum aggregate amount of up to $175 million. In connection with the Bankruptcy Filing, WHX had guaranteed $30 million of the term loan portion of the DIP Credit Agreement ("Term Loan") and deposited in a pledged asset account $33 million of funds in support of such guaranty. Effective as of June 1, 2001, WHX purchased a participation interest comprising an undivided interest in the Term Loan in the amount of $30 million, plus interest accrued but not paid on such amount of the Term Loan through June 1, 2001. Concurrently with such transaction, WHX's guaranty of $30 million of the Term Loan described above was terminated and the $33 million of funds previously deposited in a pledged asset account in support of such guaranty were released to WHX. WHX paid to Citibank $30.5 million of such deposited funds to purchase WHX's participation interest in the Term Loan.

WPC borrowings outstanding under the DIP Credit Facility for revolving loans totaled $127.2 million and $123.9 million at December 31, 2001 and 2000, respectively. The weighted-average interest rates on the DIP Credit Facility for revolving loans were 7.4% and 10.1% in 2001 and 2000, respectively. Term loans under the DIP Credit Facility totaled $34.4 million and $35.1 million at December 31, 2001 and 2000, respectively. At March 23, 2002, availability under the DIP Credit Facility was $4.6 million. The DIP Credit Facility expires on the earlier of November 17, 2002 or the completion of a Plan of Reorganization. WPC intends to have completed a Plan of Reorganization by November 16, 2002. If a Plan of Reorganization is not completed by then, WPC will pursue an extension of or a replacement of the current DIP Credit Facility. There can be no guarantee that this will occur.

Although the WPC Group expects to file a Plan of Reorganization at an appropriate time in the future, there can be no assurance at this time that a Plan of Reorganization will be proposed by the WPC Group, approved or confirmed by the Bankruptcy Court, or that such plan will be consummated. The WPC Group currently has the exclusive right to file a Plan of Reorganization. The exclusive filing period has been extended most recently until April 25, 2002 by the Bankruptcy Court at the WPC Group's request, and while the WPC Group intends to request extensions of the exclusivity period if necessary, there can be no assurance that the Bankruptcy Court will grant future extensions. If the exclusivity period were to expire or be terminated, other interested parties, such as creditors of the WPC Group, would have the right to propose alternative plans of reorganization.

During the period January 1, 2001 through December 31, 2001, the WPC Group incurred a net loss of $172.2 million, which is not reflected in the Company's December 31, 2001 consolidated results of operations.

At January 1, 2000, $136.8 million of the Company's net equity represented its investment in the WPC Group. In addition to this investment, WHX, on November 17, 2000, guaranteed $30 million of the WPC Group's debtor-in-possession term loan. Such guaranty was terminated effective as of June 1, 2001 concurrently with WHX's purchase of a participation interest in the Term Loan as discussed above. The recognition of the WPC Group's net loss of $176.6 million, in the year 2000, has eliminated the investment's carrying value of $136.8 million. In November of 2000, WHX recorded a liability of $39.8 million representing the excess of the WPC Group's loss over the carrying amount of the investment.

A Settlement and Release Agreement ("Settlement Agreement") by and among WPSC, WPC, WHX, and certain affiliates of WPSC, WPC and WHX, received approval of the United States Bankruptcy Court for the Northern District of Ohio on May 24, 2001, was entered into on May 25, 2001, and became effective on May 29, 2001. Pursuant to the terms of the Settlement Agreement certain outstanding claims among the parties thereto were resolved, including without limitation, all inter-company receivables and payables between the WHX Group and the WPC Group.

The Settlement Agreement provided, in part, that the Settlement Agreement shall be effective upon the occurrence of each of the following transactions, (i) the payment by WHX to WPC of $17 million; (ii) the exchange of releases between the WPC Group and the WHX Group; (iii) WHX or its designee would enter into a binding agreement to purchase certain assets of Pittsburgh-Canfield Corporation ("PCC") for $15 million, plus the assumption of certain trade payables, subject to bidding procedures as may be established by the Bankruptcy Court, and certain other terms and conditions; (iv) the termination of the Tax Sharing Agreements between WHX and WPC; (v) WHX would deliver an agreement to the WPC Group whereby it agreed not to charge or allocate any pension obligations, expenses or charges to the WPC Group with respect to the WHX Pension Plan, subject to certain limitations as provided therein, through and including the earlier of the effective date of a plan or plans of reorganization and December 31, 2002; (vi) the DIP Credit Agreement shall have been amended as provided in the Settlement Agreement; (vii) WPC Land Corporation shall execute such instruments as may be necessary to effect the transfer of title, to WPSC, of certain properties specified in the Settlement Agreement; and (viii) the lenders party to the DIP Credit Agreement shall have consented to the transaction described in the Settlement Agreement. Such transactions, other than the acquisition of certain assets of Pittsburgh-Canfield Corporation, all occurred effective May 29, 2001. The sale of certain assets of Pittsburgh-Canfield Corporation closed on June 29, 2001. The PCC agreement includes a one-year repurchase option for the seller. The repurchase price is $15 million plus the sum of environmental expenditures and capital expenditures made by the Company. In addition, the repurchase price will be adjusted for any changes in working capital.

As a result of the total cash payments of $32 million to the WPC Group by WHX, all intercompany receivables and liabilities (except for commercial trade transactions) including the liability for redeemable common stock were settled. In addition, WHX recorded the fair value of the net assets of PCC of $5.4 million.

On October 22, 2001, the Bankruptcy Court entered an order ("October Order"), approving several transactions intended, among other things, to provide the WPC Group with additional liquidity. As part of the October Order, the Bankruptcy Court approved a Memorandum of Understanding by and among the Company, Wheeling-Pittsburgh Corporation ("WPC"), Wheeling-Pittsburgh Steel Corporation ("WPSC") and the United Steelworkers of America, AFL-CIO-CLC ("USWA"), pursuant to which the Company agreed to provide to WPSC (1) up to $5 million of secured loans and $5 million of liquidity support (part of which consisted of secured financing terms) during the period from the Order through January 31, 2002, (2) if certain conditions are met, an additional $2 million of secured loans (for an aggregate of $7 million) and the maintenance of the $5 million of liquidity support referred to above, during the period from February 1, 2002 through March 31, 2002, (the conditions were not met, accordingly the additional $2.0 million in secured loans were not made), and (3) a $25 million contribution to a new WPSC defined benefit pension plan contingent upon a confirmed WPSC Chapter 11 plan of reorganization. Through December 31, 2001 WHX had advanced $5.0 million of the secured loans and up to $5.5 million of secured financing. At December 31, 2001 the outstanding balance of these secured advances was $5.0 million and $3.4 million of liquidity support.

The October Order also approved a Supplemental Agreement among the members of the WPC Group and WHX under which all of the extensions of credit referred to in the preceding paragraph are granted super-priority claim status in WPSC's Chapter 11 case and are secured by a lien on substantially all of the assets of WPSC, junior to the liens, security interests and super-priority claims of the lenders to WPSC under the DIP Credit Agreement. The Supplemental Agreement also provides, among other things, that WHX may sell, transfer or dispose of the stock of WPC free from the automatic stay imposed under the Bankruptcy Code, and under specified circumstances requires WPC to support certain changes to the WHX Pension Plan.

Additionally, the October Order approved the terms of the Modified Labor Agreement ("MLA") by and among WPC, WPSC and the USWA. WHX is not a party to the MLA. The MLA modifies the current WPSC collective bargaining agreement to provide for, among other things, immediate reductions in wages and the cost of providing medical benefits to active and retired employees in exchange for improvement in wages and pension benefits for hourly employees upon a confirmed WPSC Chapter 11 plan of reorganization. The MLA is part of a comprehensive support arrangement that also involves concessions from WPSC salaried employees, WPSC's vendors and other constituencies in the Chapter 11 proceedings.

In January 2002, WPSC finalized a financial support plan which included a $5 million loan from the state of West Virginia, a $7.2 loan from the state of Ohio, $10 million in advance by the Unimast segment for future steel purchases, a portion of which shall be delivered on or before March 31, 2002, and additional wage and salary deferrals from WPSC union and salaried employees.

Management of the Company cannot at this time determine with certainty the ultimate outcome of the Chapter 11 proceedings; however it is possible that the following outcomes could result:

- The WPC Group could reorganize, and its creditors could receive a portion of their claims in cash or in stock of WPC or WPSC.

- The WPC Group could be sold in its entirety or segments could be sold, and the proceeds from such sale(s) would be utilized to satisfy creditor claims.

- The creditors could assume ownership of the WPC Group or WPSC and continue to operate such businesses.

In each of the above possible outcomes, the WHX Group would have little or no future ownership in or involvement with the WPC Group, and the WHX Group future cash obligations to or on behalf of the WPC Group would be minimal to none (other than the $25.0 million pension contribution referred to above). It is also possible that none of the above outcomes would occur and the WPC Group may shut down a number of their operations. According to WHX's preliminary evaluation of potential pension obligations, if a partial shutdown of the WPC Group's operations were to occur in the immediate future WHX's liability for early retirement pension benefits could range from approximately $80 million to $100 million. It is also possible that the WPC Group could cease operations in their entirety and this liability would then be significantly greater. However, management does not believe this occurrence is likely. Under current pension law and regulations based on the WHX's analysis of the current funded status of the pension plan, if a partial shutdown were to occur after January 1, 2002, the cash funding obligations related to such partial shutdown would likely not begin until 2003 and would extend over several years. Such cash funding obligations would have a material adverse impact on the liquidity, financial position and capital resources of WHX. WHX's funding obligation and the impact on its liquidity, financial position and capital resources could be substantially reduced or eliminated if (1) a partial shutdown, if it occurs, were to occur at such a time that the fair market value of the assets of the plan approximates or exceeds the plan's liabilities (including the early retirement benefits), (2) a shutdown were to occur gradually over several years or (3) the number of the WPC Group's operations shut down were less than those assumed in estimating the above-mentioned amounts.

In connection with past collective bargaining agreements by and between the WPC Group and the United Steelworkers of America, AFL-CIO-CLC ("USWA"), the WPC Group is obligated to provide certain medical insurance, life insurance, disability and surviving spouse retirement benefits to retired employees and their dependents ("OPEB Obligations"). WHX is not a signatory to any of these agreements. However, WHX has separately agreed to be contingently liable for a portion of the OPEB obligations. WHX's contingent obligation would be triggered in the event that the WPC Group were to fail to satisfy its OPEB Obligations. WHX's contingent obligation is limited to 25% of the Accumulated Post-Retirement Benefit Obligation with respect to the WPC Group's employees and retirees represented by the USWA. The total OPEB Obligation disclosed in the Wheeling Pittsburgh Steel Corporation's December 31, 2001 Consolidated Financial Statements amounted to $307.1 million. WHX has estimated that approximately 85% of employees and retirees entitled to such OPEB obligations are represented by the USWA.

WHX's contingent obligation exists only so long as (1) a majority of the directors of WPSC or WPC are affiliated with WHX; (2) WHX controls the Board of Directors of WPSC or WPC through appointment or election of a majority of such directors; or (3) WHX, through other means, exercises a level of control normally associated with (1) or (2) above.

Overview

WHX is a holding company that has been structured to invest in and/or acquire a diverse group of businesses on a decentralized basis. WHX's primary businesses currently are: H&H, a diversified manufacturing company whose strategic business segments encompass, precious metal plating and fabrication, specialty wire and tubing, and engineered materials; and Unimast, a leading manufacturer of steel framing and other products for commercial and residential construction; WHX's other business consists of WPC and its subsidiaries including WPSC, a vertically integrated manufacturer of value-added and flat rolled steel products which sought bankruptcy protection in November 2000.

WHX continues to pursue strategic alternatives to maximize the value of its portfolio of businesses. Some of these alternatives have included, and will continue to include, selective acquisitions, divestitures and sales of certain assets. WHX has provided, and may from time to time in the future, provide information to interested parties regarding portions of its businesses for such purposes.

The following table presents information about reported segments for the years ended December 31:

(in thousands)	2001	2000	1999
Revenue			
H&H Precious Metal	$ 168,308	$ 237,426	$ 233,695
H&H Wire & Tubing	133,621	158,008	158,948
H&H Engineered Materials	74,333	73,412	75,696
Unimast	244,260	239,276	226,993
Sub total	620,522	708,122	695,332
WPC Group	-	1,050,590	1,117,744
Total segment revenue	620,522	1,758,712	1,813,076
Intersegment revenue	-	(13,253)	(48,377)
Consolidated revenue	$ 620,522	$ 1,745,459	$ 1,764,699
Segment operating income			
H&H Precious Metal	$ 7,982	$ 22,129	$ 22,747
H&H Wire & Tubing	3,407	13,862	15,737
H&H Engineered Materials	6,285	7,698	9,413
Unimast	14,239	15,926	19,499
Sub total	31,913	59,615	67,396
WPC Group	-	(50,035)	(17,052)
	31,913	9,580	50,344
Unallocated corporate expenses	16,457	6,154	6,872
Goodwill amortization	8,879	9,442	8,685
Operating income	6,577	(6,016)	34,787
Interest expense	48,905	86,222	87,851
Gain on sale of Wheeling Downs	88,517	-	-
Other income (expense)	10,604	(15,207)	30,800
Income (loss) before taxes and extraordinary item	56,793	(107,445)	(22,264)
Income tax expense (benefit)	(31,971)	73,600	(6,430)
Income (loss) before extraordinary item	88,764	(181,045)	(15,834)
Extraordinary item-net of tax	12,357	-	896
Net income (loss)	$ 101,121	$ (181,045)	$ (14,938)

2001 Compared to 2000

The Bankruptcy Filing and the resultant deconsolidation of WPC as of November 16, 2000 have affected comparisons between year 2001 and year 2000 results.

Sales in 2001 were $620.5 million compared with $1.7 billion in 2000, which included WPC Group sales of $1.0 billion. Excluding the WPC Group sales, net sales for 2001 declined $87.6 million. Sales decreased by $69.1 million at the H&H Precious Metal Segment and $24.4 million at the H&H Wire & Tubing Segment. Sales increased by $0.9 million at the H&H Engineered Materials Segment and $5.0 million at the Unimast Segment.

Operating income for 2001 was $6.6 million compared to an operating loss of $6.0 million in 2000. WPC Group reported an operating loss of $50.0 million in 2000. Operating income at the remaining four reported segments declined from $59.6 million in 2000 to $31.9 million in 2001. Unallocated corporate expenses increased from $6.2 million to $16.5 million. The increase is primarily due to legal and professional fees due to the WPC bankruptcy, and to costs and expenses no longer allocated to the WPC Segment, including pension expense of $4.5 million.

Interest expense in 2001 decreased by $37.3 million to $48.9 million from $86.2 million in 2000. After excluding WPC Group interest of $34.1 million in the 2000 period, interest expense decreased by $3.2 million. Handy & Harman's interest expense decreased from $18.6 million in 2000 to $16.0 million in 2001, reflecting lower borrowings and lower interest rates. Unimast interest expense increased by $0.1 million from $2.3 million in 2000 to $2.4 in 2001 due to increased borrowings related to the purchase of certain assets of PCC offset by lower interest rates. The remaining $0.7 million decline in interest expense is related to the early retirement of $36.4 million of 10½ % Senior Notes, offset by increased amortization of consent fees.

Other income was $10.6 million for 2001 compared to $15.2 million of expense for 2000. The income in 2001 was primarily related to income from WHX Entertainment of $15.0 million and net investment losses of $4.4 million. The 2000 period loss included net investment losses of $17.2 million, minority interest expense of $2.2 million, other expenses of $6.5 million including losses related to the WPC Group, and income from WHX Entertainment of $10.7 million.

In December 2001, WHX Entertainment sold its 50% interest in Wheeling Downs Racing Association, Inc. for $105 million in cash, resulting in an $88.5 million pre-tax gain. In 2002, WHX has used a portion of these proceeds to purchase and retire $82.5 million aggregate principal amount of Senior Notes in the open market for $50.6 million as of March 21, 2002. As a result of the Senior Notes purchased and retired, in 2002 and 2001, cash interest expense will be reduced by $12.5 million annually.

In 2001, the effective tax rate, excluding extraordinary items, is 56.3%, which reflects a tax benefit of $32.0 million on $56.8 million of pre-tax income. As a result of the termination of the Tax Sharing Agreement with the WPC Group, the Company recognized the benefit of the WPC Group's current year losses to offset taxable income from WHX's other operations. The Company was also able to recognize additional benefits from net operating losses previously unavailable to the Company.

The 2000 tax provision included a reversal of $25.3 million of provisions for prior year taxes that are no longer required. In addition, a non-cash charge of $133.8 million was made to provide a valuation reserve against previously recognized net deferral tax assets as a result of the November 16, 2000 Bankruptcy Filing.

The extraordinary item of $19.0 million ($12.4 million after tax) in 2001 reflects the gain on the early retirement of $36.4 million of 10½% Senior Notes.

Net income for 2001 amounted to $101.1 million or $3.21 income per share of common stock after adjusting for preferred stock dividends as compared to a net loss of $181.0 million or $14.10 loss per share of common stock after adjusting for preferred dividends.

The comments that follow compare revenues and operating income by operating segment for the years ended 2001 and 2000:

Handy & Harman Precious Metal

Sales for the Precious Metals Segment decreased $69.1 million to $168.3 million. Approximately 20% of the sales decrease was attributable to the decline in the market price of precious metals, 29% was due to the dissolution of a fully consolidated joint venture as of December 31, 2000, which had $19.9 million in sales and $7.4 million operating income (at 100%) in fiscal 2000, and the balance of the decrease was primarily due to the slowdown in the economy. Operating income decreased $14.1 million to $8.0 million. Included in the 2001 period was a $3.3 million precious metals lower of cost or market reserve established in the first quarter and a $0.4 million LIFO loss on the sale of precious metals, partially offset by favorable precious metal gains of $1.4 million. The 2000 period includes a bad debt reserve of $1.0 million, a LIFO loss of $2.3 million on the sale of precious metal, facility closure cost of $0.8 million and $1.0 million of legal costs associated with the dissolution of a precious metal plating joint venture. Excluding these charges, the LIFO loss, and the favorable precious metal gains, operating income decreased $17.0 million due to the dissolution of a fully consolidated joint venture, as stated above, and the slowdown in the economy.

On January 20, 2002, this segment's major plating facility, Sumco Inc., located in Indianapolis, Indiana had severe fire damage that caused the temporary closure of this facility. The Company believes it has adequate insurance for both the physical property damage and business interruption. Insurance progress payments of $1.0 million have been received as of March 1, 2002. Partial resumption of operations occurred on February 11, 2002 and repairs to the building, its infrastructure and replacement of machinery and equipment are continuing. Sumco Inc. will resume complete operations at the facility as soon as reasonably possible.

Handy & Harman Wire & Tubing

Sales for the Wire & Tubing Segment decreased $24.4 million to $133.6 million and operating income declined by $10.5 million to $3.4 million due to weakness in the automotive, semiconductor fabrication and telecommunications markets and startup costs on new refrigeration programs of approximately $3.0 million. Charges for inventory reserves of approximately $2.5 million were recorded in 2001. The 2000 period included a charge of approximately $2.3 million for legal and settlement costs for this segments cable division.

Handy & Harman Engineered Materials

Sales for the Engineered Materials Segment increased $0.9 million to $74.3 million and operating income decreased $1.4 million to $6.3 million due to obsolete and slow moving inventory charges of approximately $0.8 million, additional expenses associated with product and market expansion activities, and lower selling prices.

Unimast

On June 29, 2001, WHX acquired certain assets of PCC from the WPC Group. The results of operations of PCC are included in the Unimast Segment beginning July 1, 2001. Sales for the Unimast Segment were $244.3 million in 2001 compared to $239.3 million in 2000, an increase of $5.0 million. This increase includes $11.9 million in sales for PCC. Excluding PCC, sales declined $6.9 million. This decline in sales dollars reflects an increase in sales volume, offset by a significant reduction in selling prices. Operating income for this segment declined from $15.9 million in 2000 to $14.2 million in 2001. PCC contributed $1.6 million in operating income in 2001. Excluding PCC, operating income declined by $3.3 million in 2001. Despite increased sales volumes, manufacturing efficiencies, and lower raw material costs operating income was adversely affected by lower unit selling prices. In addition, the segment recorded a $2.0 million reserve for bad debts in 2001 relating to a chapter 11 bankruptcy filing of a major customer.

2000 Compared to 1999

The Bankruptcy Filing and the resultant deconsolidation of WPC as of November 16, 2000 have affected comparisons between year 2000 and year 1999 results.

Net sales for 2000 decreased slightly to $1.75 billion from $1.77 billion in 1999. Sales, excluding inter-segment revenue, decreased by $32.0 million at the WPC Group, $0.9 million at the H&H Wire & Tubing Segment, and $2.3 million at the H&H Engineered Materials Segment. Sales increased by $3.7 million at the H&H Precious Metal Segment and $12.3 million at the Unimast Segment.

Operating loss for 2000 was $6.0 million compared to operating income of $34.8 million in 1999. The WPC Group had an operating loss of $50.0 million in 2000 compared to an operating loss of $17.1 million in 1999. Operating income at the remaining four reportable segments declined from $67.4 million in 1999 to $59.6 million in 2000. Unallocated corporate expenses declined from $6.9 million in 1999 to $6.2 million in 2000.

Interest expense decreased to $86.2 million in 2000 from $87.9 million in 1999. H&H interest expense increased to $18.6 million in 2000 from $17.8 million in 1999, reflecting higher interest rates in 2000 compared to 1999. Unimast interest expense increased to $2.9 million in 2000 from $1.9 million in 1999, reflecting increased borrowings in 2000 as well as higher interest rates. The WPC Group's interest expense decreased to $34.1 million in the ten and a half-month period of 2000 from $37.9 million in the year of 1999 due to the disparate period comparison, offset by increased borrowings and higher rates under the Revolving Credit Facility, as well as higher levels of long term debt.

Other income decreased $46.0 million to $15.2 million of other expense in 2000, compared to $30.8 million of other income in 1999. The change in other income (expenses) is due primarily to declines of $18.2 million in value in the Company's investment portfolio of fixed income securities and marketable equity securities in 2000 compared to increases in value of $29.1 million in 1999. H&H's other expenses increased to $3.3 million in 2000 versus $1 million in 1999 due to earnings of investments in affiliates accounted for under the equity method of accounting, minority interest expense in a joint venture, increased non-operating costs from the closure of a plating facility, loss on the disposal of property, plant and equipment, the buy-out of a lease in the U.K., and expenses and reserves for other non-operating facilities/businesses. WHX Entertainment's other income increased $3.9 million to $10.7 million in 2000, compared to $6.8 million in 1999. The increase is attributable to the 2000 expansion of the video lottery gaming capacity at its greyhound racetrack in West Virginia. The WPC Group's other income decreased $3 million to $2.6 million expense in the ten and a half-month period of 2000 as compared to the year 1999. The decrease is due to lower equity income from joint venture operations, lower royalty income earned and increased securitization fees.

The tax provision for 2000 increased $80 million to $73.6 million, compared to the tax benefit for 1999 of $6.4 million. The increase in the tax provision relates primarily to the WPC Group's non-cash charge of $133.8 million to provide a valuation reserve against previously recognized net deferred tax assets as a result of the November 16, 2000 Bankruptcy Filing.

Loss before extraordinary items in 2000 totaled $181 million or $14.10 loss per share of common stock, compared to loss before extraordinary items in 1999 of $15.8 million or $2.30 loss per share of common stock. There were no extraordinary items in 2000 as compared to $1.4 million ($.9 million net of tax) extraordinary gain in 1999, which represents the discount on the purchase of $20.5 million aggregate principal amount of 10½% Senior Notes in the open market.

Net loss for 2000 totaled $181 million or $14.10 loss per share of common stock after adjusting for preferred stock dividends, as compared to a net loss of $14.9 million, or $2.24 loss per share of common stock after adjusting for preferred stock dividends in 1999.

The comments that follow compare revenues and operating income by operating segment for the years ended 2000 and 1999:

Handy & Harman Precious Metal

Sales for the Precious Metal Segment increased $3.7 million to $237.4 million. Precious Metal plating revenue gains due to automotive industry demand were offset by the decline in the market price of precious metals and also the closure of a brazing sales office in the United Kingdom in the latter part of 1999.

Operating income decreased $0.6 million to $22.1 million. Included in 2000 is a LIFO loss on the sale of precious metal amounting to $2.3 million, a bad debt reserve of $1.0 million, facility closure costs of $0.8 million and $1.0 million of legal costs associated with the dissolution of a precious metal plating joint venture. 1999 includes a $2.0 million lower of cost or market reserve on gold inventory, a LIFO gain of $2.7 million on the sale of precious metal, favorable precious metal gains of $1.2 million and a restructuring charge of $2.1 million related to the Precious Metals Fabrication Group. Excluding these one time unusual charges and precious metal gains and losses, operating income increased $4.4 million primarily due to increased plating demands from the computer and automotive industries.

Handy & Harman Wire & Tubing

Sales for the Wire & Tubing Segment decreased $0.9 million to $158.0 million and operating income decreased $1.9 million to $13.9 million. Included in operating income for 2000 and 1999 are legal and settlement costs of $2.3 million and $0.6 million, respectively related to this segment's cable division. Also included in 1999 are restructuring costs of $0.5 million related to the closure of a wire facility in the United Kingdom.

Handy & Harman Engineered Materials

Sales for the Engineered Materials Segment decreased $2.3 million to $73.4 million and operating income decreased $1.7 million primarily due to loss of a major customer and costs related to the development of new products and new materials.

Unimast

Sales increased $12.3 million to $239.3 million in 2000 compared to $227.0 million in 1999. The increase in sales was primarily related to growth in the construction market and the acquisition of Vinyl Corporation in July 1999, partially offset by reduced selling prices. Operating income declined to $15.9 million in 2000 from $19.5 million in 1999. This decline was primarily related to lower sales prices and an unfavorable product mix, partially offset by lower material costs.

WPC Group

Net sales of the WPC Group for the ten and a half-month period of 2000 totaled $1.0 billion on shipments of 2.1 million tons of steel products, compared to $1.1 billion on shipments of 2.4 million tons for the full year 1999. The decrease in tons shipped is primarily attributable to the disparate periods, as well as a planned outage of all aspects of its primary operations during the 2000 period. Average sales per ton increased $446.0 per ton shipped to $487.0 per ton shipped primarily due to a slight increase in steel prices, a higher value-added mix of products sold, and increased sales of coke during the 2000 period as compared to the full year of 1999. Operating loss for the WPC Group increased from a loss of $17.1 million in 1999 to $50.0 million for the ten and a half-month period of 2000. This was primarily attributable to a significant increase in cost of sales. Cost of goods sold for the WPC Group increased from $395.0 per ton shipped in 1999 to $447.0 per ton shipped in the ten and one half-month period of 2000. The increase in operating costs per ton reflects lower production levels due to a planned outage of all of its primary operations during the 2000 period, which resulted in less absorption of fixed costs. The increase in operating costs of the WPC Group is due to a higher cost sales mix, increased raw material and energy costs and the cost of making increased volumes of coke sold in the open market as compared to the 1999 period.

Liquidity and Capital Resources

Overview

Cash flows provided by (used in) operating, investing and financing activities for 2001 totaled ($14.2) million, $52.1 million and ($34.9) million, respectively. As a result of the Bankruptcy Filing, any future cash flow generated or required by the WPC Group will not be available to or provided by the WHX Group. However, while WHX has no current intention to provide the WPC Group with additional funding other than the possible pension contribution discussed above it may elect in the future to do so if it determines that it is in WHX's best interest. Short-term trading investments and related short-term borrowings, reported as cash flow from operating activities, used a net $64.6 million of funds in 2001 versus providing $94.5 million in 2000. Working capital accounts (excluding cash, short-term investments, short-term borrowings and current maturities of long term debt) provided $44.8 million of funds. Other current assets provided $2.4 million. Accounts receivable provided $18.9 million, inventories provided $36.8 million, trade payables provided $0.4 million, and other current liabilities used $13.7 million.

In December 2001, WHX Entertainment sold its 50% interest in Wheeling-Downs Racing Association, Inc. for $105 million in cash, resulting in an $88.5 million pre-tax gain. During the period January 1, 2002 through March 21, 2002, WHX used $50.6 million of these proceeds to purchase $82.5 million aggregate principal amount of Senior Notes in the open market. WHX received a management fee from Wheeling-Downs Racing Association, Inc. of $12.9 million and $7.7 million, which are included in cash provided by operating activities in 2001 and 2000, respectively.

In 2001, the Company purchased and retired $36.4 million aggregate principal amount of the Notes in the open market resulting in an extraordinary gain of $12.4 million net of tax, and a use of cash of $15.9 million. As a result of the 2001 purchases and an additional $82.5 million aggregate principal purchased through March 21, 2002, future cash interest expense will be reduced by $12.5 million annually.

In 2001, in connection with the term loan portion of the WPC Group's debtor-in-possession financing, WHX purchased a participation interest comprising an undivided interest in the term loan in the amount of $30.5 million. In addition, at December 31, 2001, WHX had balances due from WPSC totaling $8.4 million in the form of secured advances and liquidity support. There can be no assurances that the WPC Group will be able to repay these loans and advances in full.

A Settlement and Release Agreement ("Settlement Agreement") by and among WPSC, WPC, WHX, and certain affiliates of WPSC, WPC and WHX, received approval of the United States Bankruptcy Court for the Northern District of Ohio on May 24, 2001, was entered into on May 25, 2001, and became effective on May 29, 2001. Pursuant to the terms of the Settlement Agreement certain outstanding claims among the parties thereto were resolved, including without limitation, all inter-company receivables and payables between the WHX Group and the WPC Group.

The Settlement Agreement provided, in part, that the Settlement Agreement shall be effective upon the occurrence of each of the following transactions, (i) the payment by WHX to WPC of $17 million; (ii) the exchange of releases between the WPC Group and the WHX Group; (iii) WHX or its designee would enter into a binding agreement to purchase certain assets of Pittsburgh-Canfield Corporation ("PCC") for $15 million, plus the assumption of certain trade payables, subject to bidding procedures as may be established by the Bankruptcy Court, and certain other terms and conditions; (iv) the termination of the Tax Sharing Agreements between WHX and WPC; (v) WHX would deliver an agreement to the WPC Group whereby it agreed not to charge or allocate any pension obligations, expenses or charges to the WPC Group with respect to the WHX Pension Plan, subject to certain limitations as provided therein, through and including the earlier of the effective date of a plan or plans of reorganization and December 31, 2002; (vi) the DIP Credit Agreement shall have been amended as provided in the Settlement Agreement; (vii) WPC Land Corporation shall execute such instruments as may be necessary to effect the transfer of title, to WPSC, of certain properties specified in the Settlement Agreement; and (viii) the lenders party to the DIP Credit Agreement shall have consented to the transaction described in the Settlement Agreement. Such transactions, other than the acquisition of certain assets of Pittsburgh-Canfield Corporation, all occurred effective May 29, 2001. The sale of certain assets of Pittsburgh-Canfield Corporation closed on June 29, 2001. The PCC agreement includes a one-year repurchase option for the seller. The repurchase price is $15 million plus the sum of environmental expenditures and capital expenditures made by the Company. In addition, the repurchase price will be adjusted for any changes in working capital.

As a result of the total cash payments of $32 million to the WPC Group by WHX, all intercompany receivables and liabilities (except for commercial trade transactions) including the liability for redeemable common stock were settled. In addition, WHX recorded the fair value of the net assets of PCC of $5.4 million.

In 2001, $15.2 million was spent on capital improvements in the WHX Group. It is anticipated that capital expenditures for the WPC Group will be minimized during the Chapter 11 proceedings until liquidity is sufficient and stabilized. These capital expenditures will be obligations of the WPC Group. To the extent the WPC Group does not have the funds required to make such expenditures, there may be a material adverse effect on the business and operations of the WPC Group. The WHX Group has no obligation to fund any of the WPC Group's future capital expenditures, and does not anticipate on doing so. In the event that the WPC Group is unable to fund its environmental capital expenditures, claims may be made against WHX for payment of such costs.

The WHX Group has a significant amount of outstanding indebtedness, and its ability to access capital markets in the future may be limited. However, management believes that cash on hand and future operating cash flow will enable the WHX Group to meet its cash needs for the next twelve months. The respective credit agreements of H&H and Unimast have certain financial covenants that limit the amount of cash distributions that can be paid to WHX.

The Company's Handy & Harman and Unimast subsidiaries, and the WPC Group maintain separate and distinct credit facilities with various financial institutions.

On October 4, 2000, WHX successfully completed a solicitation of consents from holders of its 10½ % Senior Notes due 2005 ("Notes") to amend certain covenants and other provisions of the indenture dated as of April 7, 1998 ("Indenture") governing the Notes. The Supplemental Indenture reflecting such amendment ("Supplemental Indenture") provides, among other things, for amendments to certain covenants which restrict the Company's ability to make restricted payments (as defined in the Indenture), incur additional indebtedness, make permitted investments or utilize proceeds from asset sales. The Supplemental Indenture also prohibits the payment of dividends on the Company's preferred stock until October 1, 2002, and thereafter only in the event such payments satisfy certain conditions set forth in the Indenture, as amended by the Supplemental Indenture. In addition, the amendments also remove as events of default under the Indenture those relating to defaults under any mortgage, indenture or instrument by, judgments against and bankruptcy, insolvency and related filings and other events of, the WPC Group or any of its direct or indirect subsidiaries. Accordingly, the Bankruptcy Filing is not an event of default under the Notes. In connection with the solicitation the Company made a payment equal to 2% of the principal amount of the Notes ($20 in cash for each $1,000 principal amount of Notes) to each holder of Notes whose consent was received and accepted prior to the expiration date. Such payments to bond holders aggregated approximately $5.5 million.

On July 30, 1998, H&H entered into a $300 million Senior Secured Credit facility ("H&H Facilities") with Citibank, N.A., as agent. The H&H Facilities are comprised of (i) a $100 million 6-year Revolving Credit Facility, (ii) a $25 million Delayed Draw Term Loan Facility (now expired), (iii) a $50 million 6-year Term Loan A Facility, and (iv) a $125 million 8-year Term Loan B Facility. Interest under the H&H Facilities is calculated at a rate determined either using (i) the Citibank prime rate or (ii) LIBOR, plus the Applicable Margin in effect from time to time. Applicable Margin means a percentage per annum determined by reference to the total leverage ratio of H&H. The rates in effect at December 31, 2001 are (a) in the case of the Term A Facility and the Revolving Credit Facility, calculated at LIBOR + 1.5% and (b) in the case of the Term B facility, calculated at LIBOR + 2.25%. Borrowings under the H&H Facilities are secured by the pledge of 100% of the capital stock of all H&H's active U.S. subsidiaries and 65% of the stock of H&H's non-U.S. subsidiaries. In addition, H&H provided a perfected first priority lien on and security interest in substantially all the assets of H&H and its subsidiaries. The H&H Facilities have certain financial covenants restricting indebtedness, liens and limiting cash distributions that can be made to WHX. Certain financial covenants associated with leverage, fixed charge coverage, capital spending and interest coverage must be maintained. In 2001, H&H received capital contributions of $6.3 million from WHX in order to remain in compliance with certain of these financial covenants. Such funds were utilized to reduce H&H debt. At December 31, 2001, H&H was in compliance with all covenants. Borrowings outstanding under the H&H Facilities at December 31, 2001 totaled $168.2 million. Letters of credit outstanding under the H&H Facilities were $14.7 million at December 31, 2001. Total funds available under the H&H Facilities at December 31, 2001 were $28.3 million. The Bankruptcy Filing of the WPC Group is not an event of default under the H&H Facilities.

On June 1, 2000, Unimast entered into a loan agreement with the Will-Kankakee Regional Development Authority to issue $6.1 million of Series 2000 Industrial Development Bonds ("Bonds"). The Bonds are 30-year variable rate bonds (set on a weekly basis) with the current rate set at 4%. The Bonds were issued to finance the cost of capital projects for Unimast, specifically a 150,000 square foot facility in Joliet, Illinois and related equipment. The Bonds are tax-exempt for federal income tax purposes and are secured by a direct pay letter of credit issued by Citibank, N.A. The Bankruptcy Filing of the WPC Group is not an event of default under the Bonds.

On November 24, 1998, Unimast entered into a Revolving Credit Agreement ("Unimast RCA") with Bank One, as lender and agent, and Citicorp USA Inc., as lender and collateral agent. The Unimast RCA was amended in 2001 to include PCC. The Unimast RCA is for general corporate purposes, including working capital needs and capital expenditures up to $55 million with a $3 million sub-limit for letters of credit ("LC"). The Unimast RCA expires on November 24, 2003. Interest rates are based on either Bank One's current corporate base rate or a Eurodollar rate plus 1.5%. Each of these rates can fluctuate based upon performance. An aggregate commitment fee of .375% is charged on the unused portion. The letter of credit fees are .75% for a commercial LC and 1.5% for a standby LC. The commitment fees and the LC fees are all performance based. Borrowings are secured primarily by 100% of the eligible inventory, accounts receivable, and fixed assets of Unimast, its subsidiaries, and PCC. The terms of the Unimast RCA contain various restrictive covenants limiting dividend payments, major acquisitions or other distribution of assets, as defined in the Unimast RCA. Unimast must maintain certain financial covenants associated with leverage, net worth, capital spending and interest coverage. At December 31, 2001, Unimast was in compliance with all covenants. Borrowings outstanding against the Unimast RCA at December 31, 2001 totaled $26.9 million. Letters of credit outstanding under the Unimast RCA totaled $6.1 million at December 31, 2001. Total funds available under the Unimast RCA at December 31, 2001 were $13.9 million. The Bankruptcy Filing of the WPC Group is not an event of default under the Unimast RCA.

As described above the Handy & Harman and Unimast loan agreements contain provisions restricting cash payments to WHX. The agreements allow the payment of management fees, income taxes pursuant to tax sharing agreements, loan repayments and related interest, and certain other expenses. In addition dividends may be paid under certain conditions. At December 31, 2001 the net assets of these subsidiaries amounted to $329.9 million, of which approximately $0.6 million was not restricted as to the payment of dividends to WHX.

As of December 31, 2001, the WHX Group had consolidated cash and short-term investments, net of related investment borrowings, of $141.8 million, as compared to $74.1 million at December 31, 2000. The increase in cash and short term investments in 2001 includes $105 million in proceeds from the sale of Wheeling Downs, offset by the payment of WHX term loan interest in the amount of $28.2 million and the payment of $15.9 million for the purchase and retirement of $36.4 million principal amount of 10½ % Senior Notes. During the period January 1, 2002 through March 21, 2002, WHX utilized $50.6 million of these funds to purchase $82.5 million aggregate of principal amount of Senior Notes in the open market.

The Company is required to record income tax expense at statutory rates. However, as a result of the termination of the Tax Sharing Agreement with the WPC Group, the Company is able to utilize significant income tax loss carry forwards to minimize its actual income tax payments, so long as the WPC Group remains as a member of the WHX consolidated tax return.

Short-term liquidity is dependent, in large part, on cash on hand, investments, precious metal values, and general economic conditions and their effect on marketing demand. Long-term liquidity is dependent upon the WHX Group's ability to sustain profitable operations and control costs during periods of low demand or pricing in order to sustain positive cash flow. The WHX Group satisfies its working capital requirements through cash on hand, investments, borrowing availability under the Revolving Credit Facilities and funds generated from operations. The WHX Group believes that such sources will provide the WHX Group for the next twelve months with the funds required to satisfy working capital and capital expenditure requirements. External factors, such as economic conditions, could materially affect the WHX Group's results of operations and financial condition.

As of December 31, 2001, the total of the WHX Groups future contractual commitments, including the repayment of debt obligations is summarized as follows:

Contractual Obligations	Payments Due by Period Total	2002	2003 - 2004	2005 - 2006	Thereafter
Long Term Debt	$ 456,509	$ 12,400	$ 88,460	$ 355,649	-
Operating Leases	$ 38,276	$ 5,997	$ 10,532	$ 10,152	$ 11,595

At December 31, 2001 there were 2.6 million shares of Series A Convertible Preferred Stock and 2.9 million shares of Series B Convertible Preferred Stock outstanding. Dividends on these shares are cumulative and are payable quarterly in arrears, in an amount equal to $3.25 per annum per share of Series A and $3.75 per annum per share of Series B. Pursuant to the terms of the Supplemental Indenture to the Company's 10 1/2% Senior Notes, the Company is prohibited from paying dividends on this Preferred Stock until after October 31, 2002, at the earliest and thereafter only in the event that the Company satisfy certain conditions set forth in the Indenture. Presently, management believes that it is not likely that the Company will be able to pay these dividends in the foreseeable future. The holders of the Preferred Stock are eligible to elect two directors to the Company's Board of Directors upon the Company's failure to pay six quarterly dividend payments, whether or not consecutive. Dividends on the Preferred Stock have not been paid since the dividend payment of October 31, 2000. Accordingly, following April 1, 2002, upon the non-payment of the Preferred Stock Dividend, the holders of the Preferred Stock will have the right to elect two directors to the Company's Board of Directors. At December 31, 2001 the Company has accrued $24.5 million for dividends in arrears.

In addition to the above obligations, certain customers and suppliers of the H&H Precious Metal Segment choose to do business on a "pool" basis. That is, to furnish precious metal to H&H for return in fabricated form (customer metal) or for purchase from or return to the supplier. When the customer's precious metal is returned in fabricated form, the customer is charged a fabrication charge. The value of consigned precious metal is not included in the Company's balance sheet. To the extent that the quantity of customer and supplier precious metal, as well as precious metal owned by the Company, does not meet operating needs, the Company can lease precious metal through its Consignment Facility. At December 31, 2001, 2,700,000 ounces of silver and 8,600 ounces of gold were leased to the Company under the Consignment Facility.

The matters described under this caption, to the extent that they relate to future events or expectations, may be significantly affected by the Chapter 11 proceedings. Those proceedings will involve, or may result in, various restrictions on the WPC Group's activities, limitations on financing, the need to obtain Bankruptcy Court approval for various matters and uncertainty as to relationships with vendors, suppliers, customers and others with whom the WPC Group may conduct or seek to conduct business.

Net cash flow used by the WPC Group's operating, investing and financing activities for the twelve months ended December 31, 2001 was $7.9 million. Working capital accounts (excluding cash, short-term borrowings and current maturities of long term debt) provided $66.0 million of funds. Accounts receivable decreased by $21.2 million. Inventories, valued principally by the LIFO method for financial reporting purposes, totaled $173.1 million at December 31, 2001, a decrease of $36.7 million from December 31, 2000. Trade payables increased by $7.3 million.

In 2001, $5.0 million was spent on capital improvements including $0.8 million on environmental control projects. Continuous and substantial capital and maintenance expenditures may be required to maintain operating facilities, modernize finishing facilities to remain competitive and to comply with environmental control requirements. It is anticipated that capital expenditures will be minimized during the Chapter 11 proceedings until liquidity is sufficient and stabilized.

On November 17, 2000, members of the WPC Group entered into a DIP Credit Agreement to provide borrowings of up to $290 million to refinance certain pre-petition obligations of the WPC Group, to provide working capital for the WPC Group and for other general corporate purposes. The DIP Credit Agreement includes (1) a $35 million senior secured term loan of which $34.4 million was outstanding at December 31, 2001. and (2) a Revolving Credit Facility, as amended, of up to $175 million, based on available collateral. The DIP Credit Agreement includes a $25 million sublimit for letters of credit. The DIP Credit Agreement is secured by substantially all of the existing and after-acquired assets, property and rights of the WPC Group (including, but not limited to, cash, inventory, accounts receivable, general intangibles, equipment, intellectual property, equity investments, owned real estate and leaseholds), and the obligations thereunder are entitled to a super-priority administrative claim in the Chapter 11 cases. The DIP Credit Facility expires on the earlier of November 17, 2002 or the completion of a Plan of Reorganization. WPC intends to have completed a Plan of Reorganization by November 16, 2002. If a Plan of Reorganization is not completed by then, WPC will pursue an extension of or a replacement of the current DIP Credit Facility. There can be no guarantee that this will occur. Revolving credit interest rates are based on the Citibank Base Rate plus 2.25% and/or Eurodollar rate plus 3%. The margin over the prime rate and the Eurodollar rate fluctuates based upon availability levels. The Term Loan interest rates are 13% payable in cash plus 3% payable in cash or in kind. Borrowings outstanding under the DIP Credit Agreement at December 31, 2001 included the $34.4 million term loan, $127.2 million in revolving credit borrowings and approximately $2.8 million of letters of credit. Borrowings under the DIP Credit Agreement were used to repay all obligations under the WPSC Receivables Facility, amounting to approximately $105 million, and to repay all obligations under WPSC's Revolving Credit Facility, amounting to approximately $84.7 million. Upon repayment, the WPSC Revolving Credit Facility and the Receivables Facility were terminated. In connection with the Bankruptcy Filing, WHX had guaranteed $30 million of the term loan portion of the DIP Credit Agreement.WHX subsequently purchased a $30 million participation in the Term Loan instead of the guaranty.

At March 23, 2002, availability under the DIP Credit Facility was $4.6 million.

In October 2001, WHX agreed to provide short-term loans in the amount of $5.0 million and up to $5.0 million of other liquidity support contingent upon completion of a MLA which would provide for temporary wage reductions, staff reductions, the elimination of gainsharing and other obligations and long-term changes to health benefits that would dramatically reduce on-going costs. The MLA became effective October 31, 2001.

In January 2002,WPSC finalized a financial support plan which included a $5 million loan from the state of West Virginia, a $7.2 loan from the state of Ohio, $10 million in advance by the Unimast segment for future steel purchases, a portion of which shall be delivered on or before March 31, 2002, and additional wage and salary deferrals from WPSC union and salaried employees.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles. Preparation of these financial statements requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to bad debts, inventories, intangibles, income taxes, pensions and other post-retirement benefits, and contingencies and litigation. Estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Financial Reporting Release No. 60, which was recently released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note 1 to the Consolidated Financial Statements, included elsewhere in this Form 10-K, includes a summary of the significant accounting policies and methods used in the preparation of the Company's financial statements. The following is a brief discussion of the more significant accounting policies and methods used by the Company.

Principles of Consolidation

The consolidated financial statements include the accounts of all subsidiary companies except for Wheeling-Pittsburgh Corporation and its subsidiaries. On November 16, 2000, Wheeling-Pittsburgh Corporation ("WPC"), a wholly owned subsidiary of WHX Corporation ("WHX"), and six of its subsidiaries ("WPC Group") filed petitions seeking reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code. (See Note 2 to the Consolidated Financial Statements). As a result of the Bankruptcy Filing the Company has, as of November 16, 2000, deconsolidated the balance sheet of its wholly owned subsidiary WPC. Accordingly, the consolidated balance sheets at December 31, 2001 and 2000 do not include any of the assets or liabilities of WPC. The consolidated statement of operations and the consolidated statement of cash flows exclude the operating results of WPC for the periods after November 16, 2000.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the last-in first-out ("LIFO") method for the Unimast segment and precious metal inventories. The revaluation of H&H's precious metals inventory at the time of acquisition created the potential for a lower of cost or market non-cash charge, which would occur if market values fall below LIFO cost. Non-precious metal inventory is evaluated for estimated excess and obsolescence based upon assumptions about future demand and market conditions, and is adjusted accordingly. If actual market conditions are less favorable than those projected by the Company, additional write-downs may be required.

Intangibles and Amortization

The excess of purchase price over net assets acquired in business combinations ("goodwill") is amortized on the straight-line method for periods ranging from 15 to 40 years. Purchased patents are stated at cost, which is amortized over the respective remaining lives of the patents.

The Company uses estimated future undiscounted cash flows when evaluating the recoverability of the unamortized balance of goodwill. The recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and other Intangible Assets." The Company will adopt the provisions of SFAS 142 effective January 1, 2002. As a result of the adoption of SFAS 142, the Company will record a $44.0 million non-cash goodwill impairment charge related to the H&H Wire Group in the first quarter of 2002. This charge will be shown as a cumulative effect of an accounting change. The Company is taking this charge because this Group's cash flow performance over the last several years has not met expectations. The Company is still committed to this business and expects improved performance from this Group in future periods as a result of management changes, cost reductions, and improving economic conditions. However, based on current cash flow projections, it is estimated that such improved performance will not be sufficient to recover all of this Group's recorded goodwill.

New Accounting Standards

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This pronouncement requires all derivative instruments to be reported at fair value on the balance sheet; depending on the nature of the derivative instrument, changes in fair value will be recognized either in net income or as an element of comprehensive income. SFAS 133 is effective for fiscal years beginning after June 15, 2000. The adoption of the standard on January 1, 2001 did not have a significant impact on the reported results of operations or financial position.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements", as amended by SAB 101A and SAB 101B, which summarizes the SEC staff's interpretations of generally accepted accounting principles related to revenue recognition and classification. The interpretation did not have a significant impact on the consolidated results of operations or financial position and related disclosure requirements.

In July 2001, FASB issues SFAS 141 and 142, "Business Combinations" ("SFAS 141") and "Goodwill and Other Intangible Assets" ("SFAS 142"), respectively. SFAS 141 supercedes Accounting Principles Board Opinion No. 16 ("APB 16"), "Business Combinations." The most significant changes made by SFAS 141 are: (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) establishing specific criteria for the recognition of intangible assets separately from goodwill, and (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain, instead of being amortized.

SFAS 142 supercedes APB 17, "Intangible Assets". SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition (i.e., post-acquisition accounting). The provisions of SFAS 142 will be effective for fiscal years beginning after December 15, 2001 and must be adopted at the beginning of a fiscal year. The most significant changes made by SFAS 142 are 1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill be will tested for impairment at least annually at the reporting unit level, 3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and (4) the amortization period of intangible assets with finite lives will no longer be limited to forty (40) years.

The Company will adopt the provisions of SFAS 142 effective January 1, 2002. As a result of the adoption of SFAS 142, the Company will not record amortization expense of approximately $8.9 million for existing goodwill for the year ending December 31, 2002. The Company recorded amortization expense on this goodwill through December 31, 2001. However, any intangible assets acquired or goodwill arising from transactions after June 30, 2001 will be subject to the amortization and non-amortization provisions of SFAS 141 and SFAS 142. The Company will record a $44.0 million non-cash goodwill impairment charge related to the H&H Wire Group in the first quarter of 2002. This charge will be shown as a cumulative effect of an accounting change. The Company is taking this charge because this Group's performance over the last several years has not met expectations. The Company is still committed to this business and expects improved performance from this Group in future periods as a result of management changes, cost reductions, and improving economic conditions. However, based on current cash flow projections, it is estimated that such improved performance will not be sufficient to recover all of this Group's recorded goodwill.

In August 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligation", ("SFAS 143"). SFAS 143 requires that obligation associated with the retirement of a tangible long-lived asset to be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset-retirement obligation ("ARO"), an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 will be effective for the financial statement for fiscal years beginning after June 15, 2002. WHX would be required to adopt the provisions of SFAS 143 in fiscal 2003; however, SFAS 143 is not expected to have a significant effect on WHX's financial statements.

In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The statement also extends the reporting requirements to report separately, as discontinued operations, components of an entity that have either been disposed of or classified as held for sale. WHX will adopt the provisions of SFAS 144 as of the beginning of fiscal 2002. Such adoption is not expected to have a significant effect on WHX's financial statements.

Quantitative and Qualitative Disclosures about Market Risks

Commodity Price Risk and Related Risks

In the normal course of business, the Company is exposed to market risk or price fluctuation related to the purchase of natural gas, electricity, precious metals, steel products and certain non-ferrous metals used as raw material. To a lesser extent, the Company is exposed to the risk of price fluctuation on coal, coke, and natural gas liquids. The Company is also exposed to the effects of price fluctuations on the value of its commodity inventories, specifically, H&H's precious metals inventories.

The Company's market risk strategy has generally been to obtain competitive prices for its products and services and allow operating results to reflect market price movements dictated by supply and demand.

Foreign Currency Exchange Rate Risk

The Company is subject to the risk of price fluctuations related to anticipated revenues and operating costs, firm commitments for capital expenditures and existing assets or liabilities denominated in currencies other than U.S. dollars. The Company has not generally used derivative instruments to manage this risk.

Equity Price Risk

The Company is subject to equity price risk resulting from its investments in certain marketable equity securities of unrelated parties. The Company accounts for its investment in these securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." ("SFAS 115").

At December 31, 2001, the WHX Group held $9.5 million in equity securities classified as "trading" in accordance with SFAS 115. Each quarter the Company adjusts the carrying amount of its trading securities to fair market value, with any resulting adjustment being charged or credited to other income. At year-end 2001 a hypothetical 10% decrease in the value of the equity trading securities would have resulted in a $1.0 million unfavorable impact on pre-tax income. Such a decrease in value might also reduce the future cash flows generated from the ultimate liquidation of the investment in trading securities.

(See Note 5 to the Consolidated Financial Statements)

Interest Rate Risk

Fair value of cash and cash equivalents, receivables, short-term borrowings, accounts payable, accrued interest and variable-rate long-term debt approximate their carrying values and are relatively insensitive to changes in interest rates due to the short-term maturity of the instruments or the variable nature of underlying interest rates.

At December 31, 2001, the Company's investment portfolio included fixed income securities totaling $235.2 million. The fair value of these instruments will increase or decrease as a result of changes in market interest rates. The Company accounts for these investments as "trading securities" as defined by SFAS 115. Accordingly, each quarter the Company adjusts the balance of its portfolio to fair market value, with any resulting adjustment being charged or credited to income as an unrealized loss or gain and included in other income. Realized gains and losses resulting from the disposition of such investments are recorded as income in the period during which such disposition took place. During 2001, the Company recognized realized and unrealized losses totaling $11.5 million in connection with its fixed-income securities investment portfolio as well as its common stock investments. The Company's exposure to increase in interest rates that might result in a corresponding decrease in the fair value of its fixed-income securities investment portfolio could have an unfavorable effect on the Company's results of operations and cash flows. For additional information, see Note 5 to the Consolidated Financial Statements.

The Company attempts to maintain a reasonable balance between fixed and floating-rate debt in an attempt to keep financing costs as low as possible. At December 31, 2001, the Company's portfolio of long-term debt included fixed-rate instruments. Accordingly, the fair value of such instruments may be relatively sensitive to effects of interest rate fluctuations. In addition, the fair value of such instruments is also affected by investors' assessments of the risks associated with industries in which the Company operates as well as the Company's overall creditworthiness and ability to satisfy such obligations upon their maturity. However, the Company's sensitivity to interest rate declines and other market risks that might result in a corresponding increase in the fair value of its fixed-rate debt portfolio would only have an unfavorable effect on the Company's result of operations and cash flows to the extent that the Company elected to repurchase or retire all or a portion of its fixed-rate debt portfolio at an amount in excess of the corresponding carrying value.

The Company has entered into interest rate swap agreements for certain of its variable-rate debt. The swap agreements cover a notional amount of $15.0 million and convert $15.0 million of its variable-rate debt to fixed rate. The weighted-average fixed rate is 4.93%, with a termination date of November 23, 2003.

Safe Harbor

The Company's quantitative and qualitative disclosures about market risk include forward-looking statements with respect to management's opinion about the risk associated with the Company's financial instruments. These statements are based on certain assumptions with respect to market prices, interest rates and other industry-specific risk factors. To the extent these assumptions prove to be inaccurate, future outcomes may differ materially from those discussed above.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of WHX Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and of changes in stockholders' equity and comprehensive income present fairly, in all material respects, the financial position of WHX Corporation and its subsidiaries (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, on November 16, 2000, the Company's wholly-owned subsidiary, Wheeling-Pittsburgh Corporation and Subsidiaries filed for reorganization under Chapter 11 of the Federal Bankruptcy Code. The bankruptcy filing has given rise to a number of uncertainties relating to environmental obligations, pension and other post retirement benefit obligations.

PricewaterhouseCoopers LLP
New York, New York
February 22, 2002

WHX CORPORATION
Consolidated Statement of Operations

	Year ended December 31, 2001	2000	1999
	(in thousands except per share)		
Revenues:			
Net sales	$ 620,522	$ 1,745,459	$ 1,764,699
Cost and expenses:			
Cost of products sold, excluding depreciation	505,657	1,510,325	1,487,441
Depreciation and amortization	28,906	98,777	104,856
Selling, administrative and general expense	79,382	142,373	137,615
	613,945	1,751,475	1,729,912
Operating income (loss)	6,577	(6,016)	34,787
Interest expense on debt	48,905	86,222	87,851
Gain on sale on interest in Wheeling-Downs	88,517	-	-
Other income (expense)	10,604	(15,207)	30,800
Income (loss) before taxes and extraordinary items	56,793	(107,445)	(22,264)
Tax provision (benefit)	(31,971)	73,600	(6,430)
Income (loss) before extraordinary items	88,764	(181,045)	(15,834)
Extraordinary items-net of tax	12,357	-	896
Net income (loss)	101,121	(181,045)	(14,938)
Dividend requirement for preferred stock	19,329	20,607	20,608
Net income (loss) available to common stock	$ 81,792	$ (201,652)	$ (35,546)
Basic income (loss) per share of common stock			
Income (loss) before extraordinary item	$ 4.63	$ (14.10)	$ (2.30)
Extraordinary item-net of tax	0.82	-	0.06
Net income (loss) per share	$ 5.45	$ (14.10)	$ (2.24)
Income (loss) per share of common stock -- assuming dilution			
Income (loss) before extraordinary item	$ 2.82	$ (14.10)	$ (2.30)
Extraordinary item-net of tax	0.39	-	0.06
Net income (loss) per share--assuming dilution	$ 3.21	$ (14.10)	$ (2.24)

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

WHX CORPORATION
Consolidated Balance Sheets

	Year ended December 31, 2001	2000
	(in thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 7,875	$ 4,837
Short term investments	244,883	69,319
Trade receivables, less allowance for doubtful accounts of $3,763 and $1,399	67,721	83,929
Inventories	114,835	150,269
Prepaid expenses and deferred charges	9,042	11,472
Due from WPC	-	20,878
Total current assets	444,356	340,704
Advances to WPC	8,369	-
Note receivable - WPC	31,005	-
Restricted cash	-	33,000
Investment in associated companies	4,080	18,229
Property, plant and equipment, at cost less accumulated depreciation and amortization	171,024	173,790
Intangibles, net of amortization	274,131	282,821
Prepaid pension asset	33,294	37,755
Deferred charges and other assets	18,764	27,217
	$ 985,023	$ 913,516
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Trade payables	$ 47,042	$ 46,417
Accrued liabilities	23,951	32,273
Short-term debt	110,946	6,000
Payroll and employee benefits	3,241	6,511
Federal, state and local taxes	1,241	1,362
Deferred income taxes - current	8,982	18,562
Due to WPC	-	31,952
Long-term debt due in one year	2,150	929
Total current liabilities	197,553	144,006
Long-term debt	454,359	504,983
Deferred income taxes - non current	3,435	21,289
Other employee benefit liabilities	8,309	8,404
Loss in excess of investment in WPC	39,374	39,783
Other liabilities	25,569	17,409
	728,599	735,874
Redeemable common stock - 245 shares	-	2,646
Stockholders' Equity:		
Preferred stock - $.10 par value; authorized 10,000 shares; issued and outstanding: 5,571 and 5,883 shares	557	589
Common stock - $.01 par value; authorized 60,000 shares; issued and outstanding: 16,070 and 14,590 shares	161	146
Accumulated other comprehensive income (loss)	(2,268)	(1,501)
Additional paid-in capital	555,899	555,479
Accumulated earnings (deficit)	(297,925)	(379,717)
	256,424	174,996
	$ 985,023	$ 913,516

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

WHX CORPORATION

Consolidated Statement of Cash Flows

	Year Ended December 31,		
	2001	2000	1999
		(in thousands)	
Cash flows from operating activities:			
Net income (loss)	$ 101,121	$ (181,045)	$ (14,938)
Items not affecting cash from operating activities:			
Depreciation and amortization	33,179	101,539	104,856
Other postretirement benefits	108	(7,871)	(8,065)
Extraordinary items, net of tax	(12,358)	-	(896)
Deferred income taxes	(34,088)	70,643	(9,264)
(Gain) loss on asset dispositions	97	(65)	408
Gain on sale of interest in Wheeling Downs	(88,517)	-	-
Pension expense	4,461	2,090	4,341
Equity loss (income) in affiliated companies	(2,016)	(4,086)	(4,343)
Decrease (increase) in working capital elements, net of effect of acquisitions:			
Trade receivables	18,919	4,383	(47,427)
Trade receivables sold	-	5,000	5,000
Inventories	36,778	57,376	26,214
Short term investments-trading	(175,564)	590,037	51,638
Investment account borrowings	110,946	(495,542)	8,040
Other current assets	2,430	(9,253)	(3,406)
Other current liabilities	(13,281)	50,944	46,600
Other items-net	3,576	17,606	5,098
Net cash provided by (used in) operating activities	(14,209)	201,756	163,856
Cash flows from investing activities:			
Guarantee of WPC DIP Term Note	-	(33,000)	-
Release of restricted cash (DIP)	33,000	-	-
Note receivable - WPC	(30,453)	-	-
Advance to WPC	(8,369)	-	-
Settlement Agreement - WPC	(32,000)	-	-
Purchase of note receivable	-	(5,000)	-
Plant additions and improvements	(15,200)	(128,544)	(104,035)
Short term investments-available for sale	-	(1,450)	(14,971)
Vinyl Corp acquisition, net of cash acquired	-	-	(12,827)
Other investments	-	131	3,212
Proceeds from sale of interest in Wheeling Downs	105,000	-	-
Proceeds from sales of assets	165	5,421	11,222
Dividends from affiliated companies	-	3,750	5,594
Net cash provided by (used in) investing activities	52,143	(158,692)	(111,805)
Cash flows from financing activities:			
Long-term debt proceeds	48,381	-	-
Long-term debt retirement	(83,259)	(4,519)	(44,438)
Letter of credit collateralization	-	-	8,229
Short-term borrowings (payments)	-	4,791	31,906
Common stock purchases	-	-	(30,591)
Consent solicitation fees	-	(8,538)	-
Preferred stock dividends	-	(20,607)	(20,608)
Redemption of equity issues	(18)	(686)	(209)
Dividends on minority interest in consolidated subsidiaries	-	(1,731)	(1,569)
Net cash used in financing activities	(34,896)	(31,290)	(57,280)
Increase (decrease) in cash and cash equivalents	3,038	11,774	(5,229)
Cash and cash equivalents at beginning of year	4,837	10,775	16,004
Effect of deconsolidation of Wheeling-Pittsburgh Corporation	-	(17,712)	-
Cash and cash equivalents at end of year	$ 7,875	$ 4,837	$ 10,775

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

WHX Corporation

Consolidated Statement of Changes in Stockholder's Equity and Comprehensive Income

(Dollars and shares in thousands)

For the Years Ended December 31,	2001 Shares	2001 Amount	2000 Shares	2000 Amount	1999 Shares	1999 Amount
Common Stock						
Balance at the beginning of year	14,590	$ 146	14,145	$ 141	17,545	$ 175
401(k) contribution	266	3	440	5	182	2
Retirement of treasury shares	-	-	-	-	(3,594)	(36)
Conversion of preferred shares	974	10	-	-	-	-
Stock options excercised	-	-	-	-	11	-
EIP shares	240	2	5	-	1	-
Balance at the end of year	16,070	161	14,590	146	14,145	141
Preferred Stock						
Balance at the beginning of year	5,883	589	5,883	589	5,883	589
Conversion to common shares	(312)	(32)	-	-	-	-
Balance at the end of year	5,571	557	5,883	589	5,883	589
Accumulated Other Comprehensive Income (Loss)						
Balance at beginning of year		(1,501)		945		5,472
Current period change		(767)		(2,446)		(4,527)
Balance at end of year		(2,268)		(1,501)		945
Retained Earnings						
Balance at beginning of year		(379,717)		(178,065)		(142,519)
Net earnings (loss)		101,121		(181,045)		(14,938)
Dividends for preferred stockholders		(19,329)		(20,607)		(20,608)
Balance at end of year		(297,925)		(379,717)		(178,065)
Treasury Stock						
Balance at beginning of year		-		-		-
Purchased		-		-	(3,594)	(30,591)
Retirement		-		-	3,594	30,591
Balance at end of year		-		-		-
Capital in Excess of Par Value						
Balance at beginning of year		555,479		553,861		582,795
EIP shares sold		-		76		10
Stock options exercised		-		-		78
401(k) contribution		399		1,542		1,533
Preferred stock conversion		21		-		-
Retirement of treasury stock		-		-		(30,555)
Balance at end of year		555,899		555,479		553,861
Total Stockholder's Equity		$ 256,424		$ 174,996		$ 377,471
Net Earnings (Loss)		$ 101,121		$ (181,045)		$ (14,938)
Other comprehensive Income (Loss)						
Foreign currency translation adjustment		(767)		(997)		(588)
Unrealized gains (losses) on securities:						
Unrealized holding gains (losses)		-		(13,614)		5,220
Tax benefit (expense)		-		4,765		(1,827)
Less: reclassification of gains to net earnings		-		11,383		(11,280)
Tax benefit (expense)		-		(3,984)		3,948
Comprehensive Income (Loss)		$ 100,354		$ (183,492)		$ (19,465)

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of all subsidiary companies except for Wheeling-Pittsburgh Corporation and its subsidiaries. On November 16, 2000, Wheeling-Pittsburgh Corporation ("WPC"), a wholly owned subsidiary of WHX Corporation ("WHX"), and six of its subsidiaries ("the WPC Group") filed petitions seeking reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code. (See Note 2 to the Consolidated Financial Statements). As a result of the Bankruptcy Filing the Company has, as of November 16, 2000, deconsolidated the balance sheet of its wholly owned subsidiary WPC. Accordingly, the accompanying consolidated balance sheets at December 31, 2001 and 2000 do not include any of the assets or liabilities of WPC. The accompanying consolidated statement of operations and the consolidated statement of cash flows exclude the operating results of WPC for the periods after November 16, 2000.

WHX Corporation ("WHX") is a holding company that has been structured to invest in and/or acquire a diverse group of businesses on a decentralized basis. WHX's primary businesses currently are: Handy & Harman ("H&H"), a diversified manufacturing company whose strategic business segments encompass, specialty wire & tubing, precious metals plating and fabrication, and engineered materials; and Unimast Incorporated ("Unimast"), a leading manufacturer of steel framing and other products for commercial and residential construction. WHX's other business consists of Wheeling-Pittsburgh Corporation ("WPC") and its subsidiaries including Wheeling-Pittsburgh Steel Corporation ("WPSC" and together with WPC and its other subsidiaries, the "WPC Group"), a vertically integrated manufacturer of value-added and flat rolled steel products. WHX, together with all of its subsidiaries shall be referred to herein as the "Company," and the Company and its subsidiaries other than the WPC Group shall be referred to herein as the "WHX Group."

(See Note 15 to the Consolidated Financial Statements)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit and highly liquid debt instruments with original maturities of three months or less.

Fair Value of Financial Instruments

The recorded amounts of cash and cash equivalents, receivables, short-term borrowings, accounts payable, accrued interest, and variable-rate long-term debt approximate fair value because of the short maturity of those instruments or the variable nature of underlying interest rates. Short-term investments are recorded at fair market value based on trading in the public market. Redeemable common stock is recorded at the estimated redemption amount that is considered to approximate fair value. See Note 8 to the Consolidated Financial Statements for a description of fair value of debt instruments.

Revenue Recognition

Revenue is recognized on the sale of product when the related goods have been shipped and title has passed to the customer.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the last-in first-out ("LIFO") method for the Unimast segment and precious metal inventories. H&H's non-precious metals inventories are stated at the lower of cost (principally average) or market. For precious metals inventories no segregation among raw materials, work in process and finished goods is practicable.

Property, Plant and Equipment

Depreciation of property, plant and equipment is provided principally on the straight-line method over the estimated useful lives of the assets which range as follows: machinery & equipment 3 – 20 years, buildings and improvements 10 – 50 years. Interest cost is capitalized for qualifying assets during the assets' acquisition period. Capitalized interest cost is amortized over the life of the asset. Maintenance and repairs are charged to income and renewals and betterments are capitalized. Profit or loss on dispositions is credited or charged to income.

Intangibles and Amortization

The excess of purchase price over net assets acquired in business combinations ("goodwill") is amortized on the straight-line method for periods ranging from 15 to 40 years. At December 31, 2001 and 2000 Goodwill, net of accumulated amortization, amounted to $272.4 million and $ 281.5 million, respectively. Purchased patents are stated at cost, which is amortized over the respective remaining lives of the patents.

The Company uses estimated future undiscounted cash flows when evaluating the recoverability of the unamortized balance of goodwill. The recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

Stock-Based Compensation

Pursuant to the provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123") "Accounting for Stock-Based Compensation," the Company accounts for employee stock-based compensation under Accounting Principle Board No. 25, "Accounting for Stock Issued to Employees."

Environmental Matters

The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study.

Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

Earnings Per Share

Pursuant to SFAS 128, "Earnings per Share", basic earnings per share is based on the weighted average number of shares of Common Stock outstanding during each year, excluding redeemable common shares. Diluted earnings per share gives effect to dilutive potential common shares outstanding during the period.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries have been translated at current exchange rates, and related revenues and expenses have been translated at average rates of exchange in effect during the year. Resulting cumulative translation adjustments have been recorded as a separate component of accumulated other comprehensive income.

Reclassifications

Certain reclassifications have been made to prior year balances to conform to current year presentation.

Impact of New Accounting Standards

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This pronouncement requires all derivative instruments to be reported at fair value on the balance sheet; depending on the nature of the derivative instrument, changes in fair value will be recognized either in net income or as an element of comprehensive income. Effective January 1, 2001, the Company adopted SFAS 133 and such adoption did not have a material effect in the Company's financial statements.

In July 2001, FASB issues SFAS 141 and 142, "Business Combinations" ("SFAS 141") and "Goodwill and Other Intangible Assets" ("SFAS 142"), respectively. SFAS 141 supercedes Accounting Principles Board Opinion No. 16 ("APB 16"), "Business Combinations." The most significant changes made by SFAS 141 are: (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) establishing specific criteria for the recognition of intangible assets separately from goodwill, and (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain, instead of being amortized.

SFAS 142 supercedes APB 17, "Intangible Assets". SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition (i.e., post-acquisition accounting). The provisions of SFAS 142 will be effective for fiscal years beginning after December 15, 2001 and must be adopted at the beginning of a fiscal year. The most significant changes made by SFAS 142 are 1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill be will tested for impairment at least annually at the reporting unit level, 3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and (4) the amortization period of intangible assets with finite lives will no longer be limited to forty (40) years.

The Company will adopt the provisions of SFAS 142 effective January 1, 2002. As a result of the adoption of SFAS 142, the Company will not record amortization expense of approximately $8.9 million for existing goodwill for the year ending December 31, 2002. The Company recorded amortization expense on this goodwill through December 31, 2001. However, any intangible assets acquired or goodwill arising from transactions after June 30, 2001 will be subject to the amortization and non-amortization provisions of SFAS 141 and SFAS 142. The Company will record a $44.0 million non-cash goodwill impairment charge related to the H&H Wire Group in the first quarter of 2002. This charge will be shown as a cumulative effect of an accounting change. The Company is taking this charge because this Group's performance over the last several years has not met expectations. The Company is still committed to this business and expects improved performance from this Group in future periods as a result of management changes, cost reductions, and improving economic conditions. However, based on current cash flow projections, it is estimated that such improved performance will not be sufficient to recover all of this Group's recorded goodwill.

In August 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations," ("SFAS 143"). SFAS 143 requires that obligations associated with the retirement of a tangible long-lived asset to be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset-retirement obligation ("ARO"), an entity must capitalize the cost by recognizing an increase in the carrying value of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 will be effective for the financial statements for fiscal years beginning after June 15, 2002. WHX would be required to adopt the provisions of SFAS 143 in fiscal 2003; however, SFAS 143 is not expected to have a significant effect on WHX's financial statements.

In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The statement also extends the reporting requirements to report separately, as discontinued operations, components of an entity that have either been disposed of or classified as held for sale. WHX will adopt the provisions of SFAS 144 as of the beginning of fiscal 2002. Such adoption is not expected to have a significant effect on WHX's financial statements.

Note 2 - WPC Group Bankruptcy

On November 16, 2000, the WPC Group filed petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Ohio. As a result, subsequent to the commencement of the Bankruptcy Filing, the WPC Group sought and obtained several orders from the Bankruptcy Court that were intended to enable the WPC Group to continue business operations as debtors-in-possession. Since the Petition Date, the WPC Group's management has been in the process of stabilizing their businesses and evaluating their operations, while continuing to provide uninterrupted services to its customers.

On November 17, 2000, the Bankruptcy Court granted the WPC Group's motion to approve a $290 million Debtor in Possession Credit Agreement ("DIP Credit Agreement") provided by Citibank, N.A., as initial issuing bank, Citicorp U.S.A., Inc., as administrative agent, and the DIP Lenders. Pursuant to the DIP Credit Agreement, Citibank, N.A. made term loan advances to the WPC Group up to a maximum aggregate principal amount of $35 million. In addition, the DIP Lenders agreed, subject to certain conditions, to provide the WPC Group with revolving loans, swing loans and letter of credit accommodations in an aggregate amount of up to $255 million. In January 2002, the WPC Group requested and received a reduction in the revolving loans, swing loans and letter of credit accommodations to a maximum aggregate amount of up to $175 million. In connection with the Bankruptcy Filing, WHX had guaranteed $30 million of the term loan portion of the DIP Credit Agreement ("Term Loan") and deposited in a pledged asset account $33 million of funds in support of such guaranty. Effective as of June 1, 2001, WHX purchased a participation interest comprising an undivided interest in the Term Loan in the amount of $30 million, plus interest accrued but not paid on such amount of the Term Loan through June 1, 2001. Concurrently with such transaction, WHX's guaranty of $30 million of the Term Loan described above was terminated and the $33 million of funds previously deposited in a pledged asset account in support of such guaranty were released to WHX. WHX paid to Citibank $30.5 million of such deposited funds to purchase WHX's participation interest in the Term Loan. WPC borrowings outstanding under the DIP Credit Facility for revolving loans totaled $127.2 million and $123.9 million at December 31, 2001 and 2000, respectively. The weighted-average interest rates on the DIP Credit Facility for revolving loans were 7.4% and 10.1% in 2001 and 2000, respectively. Term loans under the DIP Credit Facility totaled $34.4 million and $35.1 million at December 31, 2001 and 2000, respectively. At March 23, 2002, availability under the DIP Credit Facility was $4.6 million. The DIP Credit Facility expires on the earlier of November 17, 2002 or the completion of a Plan of Reorganization. WPC intends to have completed a Plan of Reorganization by November 16, 2002. If a Plan of Reorganization is not completed by then, WPC will pursue an extension of or a replacement of the current DIP Credit Facility. There can be no guarantee that this will occur.

Although the WPC Group expects to file a Plan of Reorganization at an appropriate time in the future, there can be no assurance at this time that a Plan of Reorganization will be proposed by the WPC Group, approved or confirmed by the Bankruptcy Court, or that such plan will be consummated. The WPC Group currently has the exclusive right to file a Plan of Reorganization. The exclusive filing period has been extended most recently until April 25, 2002 by the Bankruptcy Court at the WPC Group's request, and while the WPC Group intends to request extensions of the exclusivity period if necessary, there can be no assurance that the Bankruptcy Court will grant future extensions. If the exclusivity period were to expire or be terminated, other interested parties, such as creditors of the WPC Group, would have the right to propose alternative plans of reorganization.

During the period January 1, 2001 through December 31, 2001, the WPC Group incurred a net loss of $172.2 million, which is not reflected in the Company's December 31, 2001 consolidated results of operations.

At January 1, 2000, $136.8 million of the Company's net equity represented its investment in the WPC Group. In addition to this investment, WHX, on November 17, 2000, guaranteed $30 million of the WPC Group's debtor-in-possession term loan. Such guaranty was terminated effective as of June 1, 2001 concurrently with WHX's purchase of a participation interest in the Term Loan as discussed above. The recognition of the WPC Group's net loss of $176.6 million, in the year 2000, has eliminated the investment's carrying value of $136.8 million. In November of 2000, WHX recorded a liability of $39.8 million representing the excess of the WPC Group's loss over the carrying amount of the investment.

A Settlement and Release Agreement ("Settlement Agreement") by and among WPSC, WPC, WHX, and certain affiliates of WPSC, WPC and WHX, received approval of the United States Bankruptcy Court for the Northern District of Ohio on May 24, 2001, was entered into on May 25, 2001, and became effective on May 29, 2001. Pursuant to the Settlement Agreement certain outstanding claims among the parties thereto were resolved, including without limitation, all inter-company receivables and payables between the WHX Group and the WPC Group.

The Settlement Agreement provided, in part, that the Settlement Agreement would be effective upon the occurrence of each of the following transactions, (i) the payment by WHX to WPC of $17 million; (ii) the exchange of releases between the WPC Group and the WHX Group; (iii) a binding agreement by WHX to purchase certain assets of Pittsburgh-Canfield Corporation ("PCC") for $15 million, plus the assumption of certain trade payables, subject to certain other terms and conditions; (iv) the termination of the Tax Sharing Agreements between WHX and WPC; (v) the delivery by WHX of an agreement to the WPC Group whereby WHX agreed not to charge or allocate any pension obligations, expenses or charges to the WPC Group with respect to the WHX Pension Plan, subject to certain limitations as provided therein, through and including the earlier of the effective date of a plan or plans of reorganization and December 31, 2002; (vi) the amendment of the DIP Credit Agreement as provided in the Settlement Agreement; (vii) the execution by WPC Land Corporation of such instruments as may be necessary to effect the transfer of title, to WPSC, of certain properties specified in the Settlement Agreement; and (viii) the consent by the lenders party to the DIP Credit Agreement to the transactions described in the Settlement Agreement. Such transactions, other than the acquisition of certain assets of Pittsburgh-Canfield Corporation, all occurred effective May 29, 2001. The sale of certain assets of Pittsburgh-Canfield Corporation closed on June 29, 2001. The PCC agreement includes a one-year repurchase option for the seller. The repurchase price is $15 million plus the sum of environmental expenditures and capital expenditures made by the Company. In addition, the repurchase price will be adjusted for any changes in working capital.

As a result of the total cash payments of $32 million to the WPC Group by WHX, all intercompany receivables and liabilities (except for commercial trade transactions), including the liability for redeemable common stock, were settled. In addition, WHX recorded the fair value of the net assets of PCC of $5.4 million.

On October 22, 2001, the Bankruptcy Court entered an order ("October Order"), approving several transactions intended, among other things, to provide the WPC Group with additional liquidity. As part of the October Order, the Bankruptcy Court approved a Memorandum of Understanding by and among the Company, Wheeling-Pittsburgh Corporation ("WPC"), Wheeling-Pittsburgh Steel Corporation ("WPSC") and the United Steelworkers of America, AFL-CIO-CLC ("USWA"), pursuant to which the Company agreed to provide to WPSC (1) up to $5 million of secured loans and $5.0 million of liquidity support (part of which consists of secured financing terms) during the period from the Order through January 31, 2002, (2) if certain conditions are met, an additional $2 million of secured loans (for an aggregate of $7 million) and the maintenance of the $5 million of liquidity support referred to above, during the period from February 1, 2002 through March 31, 2002, (the conditions were not met, accordingly the additional $2.0 million in secured loans were not made), and (3) a $25 million contribution to a new WPSC defined benefit pension plan contingent upon a confirmed WPSC Chapter 11 plan of reorganization. Through December 31, 2001 WHX had advanced $5.0 million of the secured loans and up to $5.5 million of secured financing. At December 31, 2001 the outstanding balance of these secured advances was $5.0 million and $3.4 million of liquidity support.

The October Order also approved a Supplemental Agreement among the members of the WPC Group and the Company, under which all of the extensions of credit referred to in the preceding paragraph are granted super-priority claim status in WPSC's Chapter 11 case and are secured by a lien on substantially all of the assets of WPSC, junior to the liens, security interests and super-priority claims of the lenders to WPSC under the DIP Credit Agreement. The Supplemental Agreement also provides, among other things, that the Company may sell, transfer or dispose of the stock of WPC free from the automatic stay imposed under the Bankruptcy Code, and under specified circumstances requires WPC to support certain changes to the Company's pension plan.

Additionally, the October Order approved the terms of the Modified Labor Agreement ("MLA") by and among WPC, WPSC and the USWA. The Company is not a party to the MLA. The MLA modifies the current WPSC collective bargaining agreement to provide for, among other things, immediate deferrals in wages and certain changes in medical benefits in exchange for improvements in pension benefits for hourly employees upon a confirmed WPSC Chapter 11 plan of reorganization. The MLA is part of a comprehensive support arrangement that also involves concessions from WPSC salaried employees, WPSC's vendors and other constituencies in the Chapter 11 proceedings.

In January 2002, WPSC finalized a financial support plan which included a $5 million loan from the state of West Virginia, a $7.2 million loan from the state of Ohio, $10 million in advance by the Unimast segment for future steel purchases, a portion of which shall be delivered on or before March 31, 2002, and additional wage and salary deferrals from WPSC union and salaried employees.

Management of the Company cannot at this time determine with certainty the ultimate outcome of the Chapter 11 proceedings; however it is possible that the following outcomes could result:

- The WPC Group could reorganize, and its creditors could receive a portion of their claims in cash or in stock of WPC or WPSC.

- The WPC Group could be sold in its entirety or segments could be sold, and the proceeds from such sale(s) would be utilized to satisfy creditor claims.

- The creditors could assume ownership of the WPC Group or WPSC and continue to operate such businesses.

In each of the above possible outcomes, the WHX Group would have little or no future ownership in or involvement with the WPC Group, and the WHX Group future cash obligations to or on behalf of the WPC Group would be minimal to none (other than the $25.0 million pension contribution referred to above). It is also possible that none of the above outcomes would occur and the WPC Group may shut down a number of their operations. According to the Company's preliminary evaluation of potential pension obligations, if a partial shutdown of the WPC Group's operations were to occur in the immediate future WHX's liability for early retirement pension benefits could range from approximately $80 million to $100 million. It is also possible that the WPC Group could cease operations in their entirety and this liability would then be significantly greater. However, management does not believe this occurrence is likely. Under current pension law and regulations based on the Company's analysis of the current funded status of the pension plan, if a partial shutdown were to occur after January 1, 2002, the cash funding obligations related to such partial shutdown would likely not begin until 2003 and would extend over several years. Such cash funding obligations would have a material adverse impact on the liquidity, financial position and capital resources of the Company. The Company's funding obligation and the impact on the Company's liquidity, financial position and capital resources could be substantially reduced or eliminated if (1) a partial shutdown, if it occurs, were to occur at such a time that the fair market value of the assets of the plan approximates or exceeds the plan's liabilities (including the early retirement benefits), (2) a shutdown were to occur gradually over several years or (3) the number of the WPC Group's operations shut down were less than those assumed in estimating the above-mentioned amounts.

In connection with past collective bargaining agreements by and between the WPC Group and the United Steelworkers of America, AFL-CIO-CLC ("USWA"), the WPC Group is obligated to provide certain medical insurance, life insurance, disability and surviving spouse retirement benefits to retired employees and their dependents ("OPEB Obligations"). WHX is not a signatory to any of these agreements. However, WHX has separately agreed to be contingently liable for a portion of the OPEB Obligations. WHX's contingent obligation would be triggered in the event that the WPC Group were to fail to satisfy its OPEB Obligations. WHX's contingent obligation is limited to 25% of the Accumulated Post-Retirement Benefit Obligation with respect to the WPC Group's employees and retirees represented by the USWA. The total OPEB Obligation disclosed in the Wheeling Pittsburgh Steel Corporation's December 31, 2001 Consolidated Financial Statements amounted to $307.1 million. WHX has estimated that approximately 85% of employees and retirees entitled to such OPEB obligations are represented by the USWA.

WHX's contingent obligation exists only so long as (1) a majority of the directors of WPSC or WPC are affiliated with WHX; (2) WHX controls the Board of Directors of WPSC or WPC through appointment or election of a majority of such directors; or (3) WHX, through other means, exercises a level of control normally associated with (1) or (2) above.

Note 3 - Pensions, Other Postretirement and Postemployment Benefits

The Company maintains several qualified and non-qualified pension plans and other postretirement benefit plans covering substantially all of its employees. The Company's domestic pension and health care benefit and significant defined contribution plans are discussed below. The Company's foreign plans and other defined contribution plans are not significant individually or in the aggregate.

Pension Plans

The Company's defined benefit plan, the WHX Pension Plan, covers substantially all WHX, H&H and WPC employees. The WHX Pension Plan was established in May 1998, as a result of the merger of the former Handy & Harman plans, which covered substantially all H&H employees, and the WPC plan. The WPC plan, covering most USWA represented employees, was created pursuant to a collective bargaining agreement ratified on August 12, 1997. Prior to that date, benefits were provided through a defined contribution plan, the Wheeling-Pittsburgh Steel Corporation Retirement Security Plan ("Retirement Security Plan"). The assets of the Retirement Security Plan were merged into the WPC plan as of December 1, 1997. Under the terms of the WHX Pension Plan, the benefit formula and provisions for the WPC and H&H participants continued as they were designed under each of the respective plans prior to the merger.

Pension benefits for the H&H participants included in the WHX Pension Plan are based on years of services and the amount of compensation at the time of retirement.

Pension benefits for the WPC participants include both defined benefit and defined contribution features, since the plan includes the account balances from the Retirement Security Plan. The gross benefit, before offsets, is calculated based on years of service and the current benefit multiplier under the plan. This gross amount is then offset for the benefits payable from the Retirement Security Plan and benefits payable under by the Pension Benefit Guaranty Corporation from previously terminated plans. Individual employee accounts established under the Retirement Security Plan are maintained until retirement. Upon retirement, participants who are eligible for the WHX Pension Plan and maintain RSP account balances, will normally receive benefits from the WHX Pension Plan. When these participants become eligible for benefits under the Plan, their vested balances in the RSP Plan become assets of the WHX Pension Plan. Aggregate account balances held in trust in individual employees' accounts totaled $137.2 million at December 31, 2001. Such individual account balances can only be utilized to fund all or a portion of the respective individual's total pension benefit as determined by the defined benefit plan's benefit formula. These assets can not be utilized to fund any of the defined benefit plan's benefit obligation at December 31, 2001.

The Company's funding policy is to contribute annually an amount that satisfies the minimum funding standards of ERISA.

In 1998, WPC established a supplemental defined benefit plan covering WPC salaried employees employed as of January 31, 1998, which provides a guaranteed minimum benefit based on years of service and compensation. The gross benefit from this plan is offset by the annuitized value of the defined contribution plan account balance and any benefits payable from the Pension Benefit Guaranty Corporation from a previously terminated defined benefit pension plan. This supplemental plan is not funded.

The following table presents a reconciliation of beginning and ending balances of the projected benefit obligation.

	2001	2000
	(in thousands)	
Benefit obligation at January 1	$ 304,485	$ 289,741
Service cost	6,142	5,511
Interest cost	22,447	21,869
Actuarial (gain)/loss	10,332	5,542
Benefits paid	(25,771)	(24,993)
Plan amendments - implementation	(6,594)	990
Transfers from DC plans	3,052	5,825
Benefit obligation at December 31	$ 314,093	$ 304,485

The following table presents a reconciliation of beginning and ending balances of the fair value of plan assets.

	2001	2000
	(in thousands)	
Fair value of plan assets at January 1	$ 315,631	$ 307,612
Actual returns on plan assets	18,865	27,188
Benefits paid	(25,771)	(24,993)
Transfers from DC plans	3,052	5,825
	$ 311,777	$ 315,632
Funded status	$ (2,316)	$ 11,146
Unrecognized prior service cost	45,758	58,953
Unrecognized actuarial (gain)/loss	(10,148)	(32,347)
Net amount recognized	$ 33,294	$ 37,752

The following table presents the components of net periodic pension cost.

	2001	2000	1999
	(in thousands)		
Service cost	$ 6,142	$ 5,511	$ 6,573
Interest cost	22,447	21,869	20,073
Expected return on plan assets	(30,386)	(29,729)	(28,994)
Amortization of prior service cost	6,601	6,556	6,509
Recognized actuarial (gain)/loss	(343)	(1,623)	-
	$ 4,461	$ 2,584	$ 4,161

The following table presents weighted-average assumptions at December 31,

	2001	2000	1999
Discount rate	7.25%	7.75%	8.00%
Expected return on assets	10.00%	10.00%	10.00%
Rate of compensation increase	4.00%	4.00%	4.00%

The following table presents the amounts recognized in the Consolidated Balance Sheet for the pension plan with accumulated benefit obligations in excess of plan assets:

	2001	2000
	(in thousands)	
Projected benefit obligation	$ (953)	$ (955)
Fair value of assets	-	-
Funded status	(953)	(955)
Unrecognized prior service cost	168	183
Unrecognized loss	24	130
	$ (761)	$ (642)

401(k) Plans

The WPC salaried employees participate in a 401(k) defined contribution plan. WPC matches 50% of the employee's contribution, and through the date of the WPC bankruptcy (November 16, 2000) such matching contribution was made with shares of WHX common stock. The employer contribution is limited to a maximum of 3% of an employee's salary. The amount of such contributions charged to WPC operations for the period January 1 through November 16, 2000 and the year ending December 31, 1999 were $1.1 million for each period.

Certain H&H employees participate in an H&H sponsored savings plan, which qualifies under Section 401(k) of the Internal Revenue Code. This savings plan allows eligible employees to contribute from 1% to 15% of their income on a pretax basis. H&H matches 50% of the first 3% of the employee's contribution. H&H's contributions are invested in shares of WHX common stock and become immediately vested. The charge to operations for the Company's matching contribution amounted to $597,000, $529,000 and $520,000 for the years ending 2001, 2000 and 1999, respectively.

The number of shares of the Company's common stock held by the 401(k) plans was 1,122,747; 882,867 and 452,769 at December 31, 2001, 2000 and 1999, respectively.

Substantially all of the salaried and hourly employees of the Company's Unimast subsidiary participate in a 401(k) Incentive Savings Plan. Unimast provides a matching contribution of 50% of each employee's voluntary contribution up to 6% of the employee's salary. Additionally, Unimast may make an annual discretionary contribution of up to 2% of an employee's salary. Contributions charged to operations for this plan were $901,000, $781,000 and $698,000 for the years ending December 31, 2001, 2000 and 1999, respectively.

Other Postretirement Benefits

Certain retired employees of Handy & Harman are covered by postretirement medical benefit plans. The benefits provided are for medical and prescription drugs. Contributions from a majority of the participants are required and for those retirees and spouses, the Company's payments are capped.

The following table presents a reconciliation of beginning and ending balances of the Accumulated Other Postretirement Benefit Obligation ("APBO").

	2001	2000
	(in thousands)	
APBO at January 1,	$ 7,987	$ 277,170
Service cost	26	2,344
Interest cost	530	17,754
Actuarial (gain) loss	(575)	4,042
Plan amendments	-	428
Benefits paid	(908)	(17,862)
APBO of WPC plan on November 16, 2000	-	(275,889)
APBO at December 31,	$ 7,060	$ 7,987

The above H&H other post-retirement benefit plans are unfunded.

As a result of the deconsolidation of the WPC Group, the APBO of the WPC Group is excluded from the WHX Consolidated Financial Statements. See Note 2 to the Consolidated Financial Statements.

The following table presents the amounts recognized in the Consolidated Balance Sheet as of December 31.

	2001	2000
	(in thousands)	
Funded status	$ (7,060)	$(283,876)
Unrecognized prior service cost (credit)	251	(28,793)
Unrecognized actuarial gain	(739)	(81,828)
Funded status of WPC at November 16, 2000	-	386,736
Net amount recognized	$ (7,548)	$ (7,761)

The following table presents the components of net periodic benefit cost

	2001	2000 (a)	1999
		(in thousands)	
Service cost	$ 26	$ 1,855	$ 2,650
Interest cost	530	17,753	19,396
Expected return on plan assets	-	-	(6)
Amortization of prior service cost	178	(3,428)	(3,309)
Amortization of net (gain)	(39)	-	-
Recognized acturial gain	-	(6,282)	(3,918)
Net periodic benefit cost	$ 695	$ 9,898	$ 14,813

(a) Includes a pro rata portion of the annual WPC amounts to reflect such amounts through November 16, 2000.

The following table presents the weighted-average assumptions at December 31,

	2001	2000	1999
Discount rate	7.25%	7.75%	8.00%
Expected return on assets	-	-	8.00%
Health care cost trend rate	8.00%	9.00%	8.00%

The health care cost trend rate assumed to be 8% in 2001 and gradually decreasing to 5% by the year 2004 and remain at that level thereafter.

Note 4 - Income Taxes

	Year ended December 31,		
	2001	2000	1999
		(in thousands)	
Income Taxes Before Extraordinary Items			
Current			
Federal tax provision (benefit)	$ -	$ -	$ (96)
State tax provision	885	2,521	3,055
Foreign tax provision (benefit)	771	436	(125)
Total income taxes current	1,656	2,957	2,834
Deferred			
Federal tax provision (benefit)	(33,627)	70,643	(9,264)
State tax provision	-	-	-
Income tax provision (benefit)	$ (31,971)	$ 73,600	$ (6,430)
Total Income Taxes			
Current			
Federal tax provision (benefit)	$ -	$ -	$ (96)
State tax provision	885	2,521	3,055
Foreign tax provision (benefit)	771	436	(125)
	1,656	2,957	2,834
Deferred			
Federal tax provision (benefit)	(26,973)	70,643	(8,782)
State tax provision	-	-	-
Income tax provision (benefit)	$ (25,317)	$ 73,600	$ (5,948)
Components of Total Income Taxes			
Operations	$ (31,971)	$ 73,600	$ (6,430)
Extraordinary items	6,654	-	482
Income tax provision (benefit)	$ (25,317)	$ 73,600	$ (5,948)

Deferred income taxes result from temporary differences in the financial basis and tax basis of assets and liabilities. The amounts shown on the following table represent the total differences between the Company's consolidated tax return basis of assets and liabilities and the basis for financial reporting, and in 2000 includes the amounts relating to WPC. As a result of the deconsolidation of WPC as of November 16, 2000, the deferred tax assets, liabilities and valuation allowance relating to WPC are not recorded in the consolidated balance sheet.

Deferred Income Tax Sources

	2001	2000
	(in millions)	
Assets		
Postretirement and postemployment employee benefits	$ 2.7	$ 139.0
Operating loss carryforwards	24.7	153.2
Minimum tax credit carryforwards (indefinite carryforward)	0.8	18.9
Provision for expenses and losses	-	21.4
Leasing activities	-	18.1
State income taxes	-	1.3
Miscellaneous other	1.0	4.8
Subtotal	29.2	356.7
Less: Amount relating to WPC	-	(341.6)
Deferred Tax Assets	$ 29.2	$ 15.1
Liabilities		
Property plant and equipment	$ (15.5)	$ (151.5)
Inventory	(9.0)	(53.1)
Pension	(11.7)	(13.2)
State income taxes	(3.0)	(3.8)
Miscellaneous other	-	(2.7)
Subtotal	(39.2)	(224.3)
Less: Amount relating to WPC	-	171.3
Deferred Tax Liability	(39.2)	(53.0)
Valuation Allowance	(2.4)	(172.2)
Less: Amount relating to WPC	-	170.3
Valuation Allowance	(2.4)	(1.9)
Net Deferred Income Tax Asset (Liability)	$ (12.4)	$ (39.8)

As a result of the Settlement Agreement (See Note 2 to the Consolidated Financial Statements) with the WPC Group and the related termination of the Tax Sharing Agreement, the Company is able to recognize a benefit from net operating losses of $13.6 million which were previously fully reserved. Net operating loss carryforwards of the WPC Group amounting to $413.2 million are not reflected in the above table as of December 31, 2001.

The WPC Group, for tax return purposes, is consolidated with WHX and its other subsidiaries. At December 31, 2001, WHX has $476.9 million of net operating tax loss carryforwards of which $413.2 million pertain to the WPC Group operations and for which no benefit has been recognized in the accompanying consolidated financial statements.

The WPC Group operating loss carryforwards expire between 2005 and 2021 and the tax credit carryforwards expire between 2002 and 2010. WHX can utilize these operating loss and credit carryforwards to reduce future income tax liabilities, so long as WPC remains a member of the WHX consolidated tax return. However, management at the present time does not believe that any benefit from these carryforwards will be realized, since the ultimate resolution of the Bankruptcy Filing can not be determined.

During 2000, the Company adjusted its tax accounts, the most significant of which related to the reversal of prior year provisions for taxes that are deemed no longer required. The total adjustment amounted to $32.9 million of which $7.6 million was credited to goodwill and $25.3 million was credited to income tax expense.

During 1999, the valuation allowance decreased $3.2 million due to the expiration of tax credit carryovers and a change in judgment about the realizability of net operating losses in future periods.

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries and other foreign investments carried at equity. These earnings have been substantially reinvested, and the Company does not plan to initiate any action that would precipitate the payment of income taxes thereon.

During 1994, the Company experienced an ownership change as defined by Section 382 of the Internal Revenue Code. As the result of this event, pre-change of control net operating losses that can be used to offset post-change of control pre-tax income will be limited to approximately $32 million in any year. Post-change of control net operating losses do not have an annual offset limitation.

Total federal and state income taxes paid in 2001, 2000 and 1999 were $0.9 million $3.3 million, and $3.5 million, respectively.

Federal tax returns have been examined by the Internal Revenue Service ("IRS") through 1997. The statute of limitations has expired for years through 1997. Management believes it has adequately provided for all taxes on income.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as follows:

	Year Ended December 31,		
	2001	2000	1999
	(in thousands)		
Income (loss) before taxes and extraordinary item	$ 56,793	$ (107,455)	$ (22,264)
Tax provision (benefit) at statutory rate	$ 19,878	$ (37,605)	$ (7,792)
Increase (decrease) in tax due to:			
Percentage depletion	-	(201)	(530)
Equity earnings	(89)	(1,525)	(1,300)
Goodwill amortization	2,289	2,530	2,375
Other permanent differences	1,339	-	-
State income tax net of federal effect	575	1,639	1,986
Change in valuation allowance	500	133,823	(3,246)
Net effect of foreign tax rate	101	(582)	624
Benefit of current year losses of non-consolidated subsidiary (WPC)	(44,388)	-	-
Recognition of NOLs available due to termination of WPC Tax Sharing Agreement	(13,642)	-	-
Adjustment of prior year's tax	-	(25,288)	575
Other	1,466	809	878
Tax provision (benefit)	$ (31,971)	$ 73,600	$ (6,430)

Note 5 - Short Term Investments

The composition of the Company's short-term investments are as follows:

	Year Ended December 31, 2001	Year Ended December 31, 2000
	(in thousands)	
Trading Securities:		
U. S. Treasury Securities	$ 130,235	$ -
Reverse Repurchase Agreement	105,000	45,479
Equities	9,540	21,876
Other	108	1,964
	$ 244,883	$ 69,319

These investments are subject to price volatility associated with any interest-bearing instrument. Fluctuations in general interest rates affect the value of these investments.

Net unrealized holding gains and losses on trading securities held at period end and included in other income for 2001 and 2000 were a loss of $12.3 million and $24.3 million, respectively. At December 2001, the Company had short-term margin borrowings of $110.9 million, related to the short-term investments.

In 2000, the Company reclassified $19.6 million of available-for-sale investments to the trading category and recorded a realized loss upon the subsequent sale of $13.1 million. As a result of the reclassification, the Company recorded a favorable reclassification adjustment within other comprehensive income of $7.2 million, net of related income tax benefit of $3.9 million.

Note 6 - Inventories

	Year Ended December 31, 2001	Year Ended December 31, 2000
	(in thousands)	
Finished products	$ 27,327	$ 29,255
In-process	19,457	24,566
Raw materials	33,011	36,453
Fine and fabricated precious metal in various stages of completion	36,027	61,671
	115,822	151,945
LIFO reserve	(987)	(1,676)
	$ 114,835	$ 150,269

During 2001, 2000 and 1999, certain inventory quantities were reduced, resulting in liquidations of LIFO inventories, the effect of which increased (decreased) income by approximately, $(0.4) million, $(1.2) million and $2.1 million in 2001, 2000 and 1999, respectively. The operating income for 2001 and 1999 includes a non-cash charge resulting from the lower of cost or market adjustment to precious metal inventories in the amount of $3.3 and $2.0 million in 2001 and 1999, respectively.

Certain customers and suppliers of the H&H Precious Metal Segment choose to do business on a "pool" basis. That is, to furnish precious metal to H&H for return in fabricated form (customer metal) or for purchase from or return to the supplier. When the customer's precious metal is returned in fabricated form, the customer is charged a fabrication charge. The value of consigned precious metal is not included in the Company's balance sheet. To the extent that the quantity of customer and supplier precious metal, as well as precious metal owned by the Company, does not meet operating needs, the Company can lease precious metal through its Consignment Facility. At December 31, 2001, 2,700,000 ounces of silver and 8,600 ounces of gold were leased to the Company under the Consignment Facility. The weighted-average consignment rates under the Consignment Facility for gold were 2.9% at December 31, 2001 and for silver 5.9% and 2.1%, per annum at December 31, 2001 and 2000, respectively, based on the market value of the related leased precious metal.

The following table summarizes customer, supplier and leased precious metal quantities:

	Year Ended December 31	
	2001	2000
Silver ounces:		
Customer metal	1,382,000	853,000
Net suppliers	-	476,000
Leased	2,700,000	2,000,000
Total	4,082,000	3,329,000
Gold ounces:		
Customer metal	4,200	7,500
Leased	8,600	-
Total	12,800	7,500
Palladium ounces:		
Customer metal	1,414	217

Supplemental inventory information:

	Year Ended December 31	
	2001	2000
	(in thousands, except per ounce)	
Precious metals stated at LIFO cost	$ 33,739	$ 57,643
Market value per ounce:		
Silver	$ 4.650	$ 4.595
Gold	$ 276.50	$ 270.80
Palladium	$ 440.00	$ 970.00

Note 7 - Property, Plant and Equipment

	Year Ended December 31	
	2001	2000
	(in thousands)	
Land	$ 18,923	$ 18,667
Buildings, machinery and equipment	218,956	196,032
Construction in progress	2,752	9,539
	240,631	224,238
Accumulated depreciation and amortization	69,607	50,448
	$ 171,024	$ 173,790

Depreciation expense for the years 2001, 2000, and 1999 was $20.1, $89.1, and $96.0 million, respectively.

Note 8 - Long-Term Debt

(in thousands)	Year Ended December 31 2001	2000
Senior Notes due 2005, 10 1/2%	$ 245,059	$ 281,490
Handy & Harman Senior Secured Credit Facility	168,155	192,793
Unimast Revolving Credit Agreement	26,900	21,000
Other	16,395	16,629
	456,509	511,912
Less portion due within one year	2,150	6,929
Total long-term debt	$ 454,359	$ 504,983

The fair value of long-term debt at December 31, 2001 and 2000 was $329,379 and $403,500, respectively. Fair value of long-term debt is estimated based on trading in the public market.

Long-term debt maturing in each of the next five years is as follows: 2002, $12,400; 2003, $44,200; 2004, $44,260; 2005, $270,059; 2006, $85,590. The Company's revolving credit facilities gives the Company the ability to classify current portions of long-term debt and other short-term borrowings amounting to $10,250 and $9,595 as long-term debt as of December 31, 2001 and December 31, 2000, respectively.

A summary of the financial agreements at December 31, 2001 follows:

WHX Corporation 10½% Senior Notes Due 2005:

On April 7, 1998, WHX issued $350 million principal amount of 10½% Senior Notes ("Notes"), which replaced privately placed notes of the same amount. Interest on the Notes is payable semi-annually on April 15 and October 15 of each year, commencing October 15, 1998. The Notes mature on April 15, 2005.

The Notes are redeemable at the option of WHX, in whole or in part, on or after April 15, 2002 at specified prices, plus accrued interest and liquidated damages, if any, thereon to the date of redemption.

Upon the occurrence of a Change of Control (as defined), the Company will be required to make an offer to repurchase all or any part of each holder's Notes at 101% of the principal amount thereof, plus accrued interest and liquidated damages, if any, thereon to the date of repurchase.

The Notes are unsecured obligations of WHX, ranking senior in right of payment to all existing and future subordinated indebtedness of WHX, and pari passu with all existing and future senior unsecured indebtedness of WHX.

The Notes indenture, dated as of April 7, 1998 ("Indenture"), contains certain covenants, including, but not limited to, covenants with respect to: (i) limitations on indebtedness and preferred stock; (ii) limitations on restricted payments; (iii) limitations on transactions with affiliates; (iv) limitations on liens; (v) limitations on sales of assets; (vi) limitations on dividends and other payment restrictions affecting subsidiaries; and (vii) restrictions on consolidations, mergers and sales of assets.

During the first quarter of 1999, the Company purchased and retired $20.5 million aggregate principal amount of the Notes in the open market resulting in an extraordinary gain of $0.9 million net of tax.

During the second quarter of 2001, the Company purchased and retired $36.4 million aggregate principal amount of the Notes in the open market resulting in an extraordinary gain of $12.4 million net of tax.

During the period January 1, 2002 through March 21, 2002, WHX purchased and retired $82.5 million aggregate principal amount of Senior Notes in the open market for $50.6 million, as of March 21, 2002.

On October 4, 2000, WHX successfully completed a solicitation of consents from holders of the Notes to amend certain covenants and other provisions of the Indenture. The amendments are set forth in the Supplemental Indenture and provide, among other things, for amendments to certain covenants which restrict the Company's ability to make restricted payments, incur additional indebtedness, make permitted investments or utilize proceeds from asset sales. The Supplemental Indenture also prohibits the payment of dividends on the Company's preferred stock until October 1, 2002, and thereafter only in the event such payments satisfy certain conditions set forth in the Indenture, as amended by the Supplemental Indenture. In addition, the amendments remove as events of default under the Indenture those relating to defaults under any mortgage, indenture or instrument by, judgments against and bankruptcy, insolvency and related filings and other events of WPC, or any of its direct or indirect subsidiaries. Accordingly, the Bankruptcy Filing is not an event of default under the Notes. In connection with the solicitation WHX made a payment equal to 2% of the principal amount of the Notes ($20 in cash for each $1,000 principal amount of Notes) to each holder of Notes whose consent was received and accepted prior to the expiration date. Such payments amounted to $5.5 million and will be amortized to interest expense over the remaining term of the Notes.

Handy & Harman Senior Secured Credit Facility

On July 30, 1998, H&H entered into a $300 million Senior Secured Credit facility ("Facilities") with Citibank, N.A., as agent. The Facilities are comprised of (i) a $100 million 6-year Revolving Credit Facility, (ii) a $25 million Delayed Draw Term Loan Facility (now expired) (iii) a $50 million 6-year Term Loan A Facility, and (iv) a $125 million 8-year Term Loan B Facility. Interest under the Facilities is calculated at a rate determined either using (i) the Citibank prime rate or (ii) LIBOR, plus the Applicable Margin in effect from time to time. Applicable Margin means a percentage per annum determined by reference to the total leverage ratio of H&H. The rates in effect at December 31, 2001 are (a) in the case of the Term A Facility and the Revolving Credit Facility, calculated at LIBOR + 1.50% and (b) in the case of the Term B facility, calculated at LIBOR + 2.25%. Borrowings under the Facilities are secured by the pledge of 100% of the capital stock of all H&H's active U.S. subsidiaries and 65% of the stock of H&H's non-U.S. subsidiaries. In addition, H&H provided a perfected first priority lien on and security interest in substantially all the assets of H&H and its subsidiaries. The Facilities have certain financial covenants restricting indebtedness, liens and cash distributions that can be made to WHX. Certain financial covenants associated with leverage, fixed charge coverage, capital spending and interest coverage must be maintained. In 2001, H&H received capital contributions of $6.3 million from WHX in order to remain in compliance with certain of these financial covenants. Such funds were utilized to reduce H&H debt. At December 31, 2001, H&H was in compliance with all covenants. In September 2000, H&H entered into a cancelable interest-rate swap to convert $125 million of its variable-rate debt to a fixed rate with Citibank, N.A. New York. The fixed rate was 6.75% percent, effective October 1, 2000, with a termination date of September 30, 2001. Borrowings outstanding under the Facilities at December 31, 2001 totaled $168.2 million. Letters of credit outstanding under the facilities totaled $14.7 million at December 31, 2001.

Unimast Revolving Credit Agreement

On November 24, 1998, Unimast Incorporated ("Unimast") entered into a Revolving Credit Agreement ("RCA") with Bank One, as lender and agent, and Citicorp USA Inc., as lender and collateral agent. The Unimast RCA was amended in 2001 to include PCC. The RCA is for general corporate purposes, including working capital needs and capital expenditures up to $55 million with a $3 million sub-limit for letters of credit ("LC"). The RCA expires on November 24, 2003. Interest rates are based on either Bank One's current corporate base rate or a Eurodollar rate plus 1.50%. Each of these rates can fluctuate based upon performance. An aggregate commitment fee of .375% is charged on the unused portion. The letter of credit fees are 0.75% for a commercial LC and 1.50% for a standby LC. The commitment fees and the LC fees are all performance based.

Unimast, in connection with the Settlement Agreement discussed in Note 2, borrowed $15 million under the RCA for the purchase of PCC.

Borrowings are secured primarily by 100% of the eligible inventory, accounts receivable, and fixed assets of Unimast and its subsidiaries, and PCC. The terms of the RCA contain various restrictive covenants limiting dividend payments, major acquisitions or other distribution of assets, as defined in the RCA. Certain financial covenants associated with leverage, net worth, capital spending and interest coverage must be maintained. At December 31, 2001, Unimast was in compliance with all covenants. Borrowings outstanding against the RCA at December 31, 2001 totaled $26.9 million. Letters of credit outstanding under the RCA totaled $6.1 million at December 31, 2001.

Restricted Net Assets of Subsidiaries

As described above the Handy & Harman and Unimast loan agreements contain provisions restricting cash payments to WHX. The agreements allow the payment of management fees, income taxes pursuant to tax sharing agreements, loan repayments and related interest, and certain other expenses. In addition dividends may be paid under certain conditions. At

December 31, 2001 the net assets of these subsidiaries amounted to $329.9 million, of which approximately $0.6 million was not restricted as to the payment of dividends to WHX.

Interest Cost

Aggregate interest costs on debt and amounts capitalized during the three years ended December 31 are as follows:

	2001	2000	1999
		(in thousands)	
Aggregate interest expense	$ 48,905	$ 91,175	$ 90,885
Less: Capitalized interest	-	4,953	3,034
Interest expense	$ 48,905	$ 86,222	$ 87,851
Interest paid	$ 45,751	$ 77,813	$ 89,006

Note 9 - Stockholders' Equity

The authorized capital stock of WHX consists of 60,000,000 shares of Common Stock, $.01 par value, of which 16,071,007 shares were outstanding as of December 31, 2001, and 10,000,000 shares of Preferred Stock, $.10 par value, of which 2,614,226 shares of Series A Convertible Preferred Stock and 2,956,700 shares of Series B Convertible Preferred Stock were outstanding as of December 31, 2001. In 1999, the Company purchased 3,594,300 shares of Common Stock in open market purchases. No additional shares were purchased during 2001 or 2000.

Series A Convertible Preferred Stock

In July 1993, the Company issued 3,000,000 shares of Series A Convertible Preferred Stock for net proceeds of $145 million. On October 4, 2000, pursuant to a solicitation of consents from holders of its 10½% Senior Notes, certain covenants and other provisions of the indebtedness were amended. The Supplemental Indenture prohibits the payment of dividends on the Company's preferred stock until October 1, 2002, and thereafter only in the event such payments satisfy certain conditions set forth in the Indenture, as amended by the Supplemental Indenture. Dividends on the shares of the Series A Convertible Preferred Stock are cumulative and are payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, in an amount equal to $3.25 per share per annum. The Company has accrued $10.6 million representing dividends in arrears at December 31, 2001.

Each share of the Series A Convertible Preferred Stock is convertible at the option of the holder thereof at any time into shares of Common Stock of the Company, par value $.01 per share, at a conversion rate of 3.1686 shares of Common Stock for each share of Series A Convertible Preferred Stock, subject to adjustment under certain conditions.

The Series A Convertible Preferred Stock is redeemable at the option of the Company, in whole or in part, for cash, initially at $52.275 per share and thereafter at prices declining ratably to $50 per share on and after July 1, 2003, plus in each case accrued and unpaid dividends to the redemption date. The Series A Convertible Preferred Stock is not entitled to the benefit of any sinking fund. During 2001 and 1999, 293,599 and 175 shares respectively were converted into Common Stock. There were no conversions in 2000.

Series B Convertible Preferred Stock

The Company issued 3,500,000 shares of Series B Convertible Preferred Stock in September 1994 for net proceeds of $169.8 million. On October 4, 2000, pursuant to a solicitation of consents from holders of its 10½% Senior Notes, certain covenants and other provisions of the indebtedness were amended. The Supplemental Indenture prohibits the payment of dividends on the Company's preferred stock until October 1, 2002, and thereafter only in the event such payments satisfy certain conditions set forth in the Indenture, as amended by the Supplemental Indenture. Dividends on the shares of the Series B Convertible Preferred Stock, are cumulative, and are payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, in an amount equal to $3.75 per share per annum. The Company has accrued $13.9 million representing dividends in arrears at December 31, 2001.

Each share of the Series B Convertible Preferred Stock is convertible at the option of the holder thereof at any time into shares of Common Stock of the Company, par value $.01 per share, at a conversion rate of 2.4510 shares of Common Stock for each share of Series B Convertible Preferred Stock, subject to adjustment under certain conditions.

The Series B Convertible Preferred Stock is redeemable at the option of the Company, in whole or in part, for cash, initially at $52.625 per share and thereafter at prices declining ratably to $50 per share on and after October 1, 2004, plus in each case accrued and unpaid dividends to the redemption date. The Series B Convertible Preferred Stock is not entitled to the benefit of any sinking fund. During 2001, 18,400 shares were converted into Common Stock. There were no conversions in 2000 and 1999.

Redeemable Common Stock

As of December 31, 2000 certain present and former employees of the WPC Group hold, through an Employee Stock Ownership Plan ("ESOP"), 244,507 shares of common stock of WHX. These employees received such shares as part of the 1991 Chapter 11 Plan of Reorganization in exchange for Series C preferred shares of Wheeling-Pittsburgh Steel Corporation (WPC's predecessor company prior to the 1990 bankruptcy). Beneficial owners of such shares who were active employees on August 15, 1990 and who have either retired, died or become disabled, or who reach 30 years of service, may sell their shares to the Company at a price of $15 or, upon qualified retirement, $20 per share. These contingent obligations are expected to extend over many years, as participants in the ESOP satisfy the criteria for selling shares to the Company. In addition, each beneficiary can direct the ESOP to sell any or all of its common stock into the public markets at any time; provided, however, that the ESOP will not on any day sell in the public markets more than 20% of the number of shares of Common Stock traded during the previous day. Management had estimated the liability for future redemptions to be approximately $2.6 million. As a result of the Settlement Agreement discussed in Note 2, the liability for redeemable common shares was assumed by WPC, accordingly participants will sell their shares to WPC. The ESOP held approximately 218,000 shares of Common Stock of WHX at December 31, 2001.

2001 Stock Option Plan

The WHX Corporation 2001 Stock Option Plan ("2001 Plan"), is intended to assist the Company in securing and retaining in the employ of the Company (and any subsidiary to the Company) directors, officers, consultants, advisors and employees by allowing them to participate in the ownership and the development and financial success of the Company through the grant of incentive and non-qualified options (collectively, the "Options"). Incentive stock options granted under the Option Plan are intended to be "Incentive Stock Options" as defined by Section 422 of the Code.

An aggregate of 1,500,000 shares of Common Stock have been reserved for issuance upon exercise of Options under the 2001 Plan. The 2001 Plan is administered by a committee ("Committee") consisting of two or more non-employee members of the Board of Directors. The term of Options granted under the 2001 Plan may not exceed 10 years (five years in the case of an incentive Option granted to an optionee owning more than 10% of the voting stock of the Company (a"10% Holder)). The Option price for Options shall not be less than 100% of the fair market value of the shares of Common Stock at the time the Option is granted; provided, however, that with respect to an incentive option, in the case of a 10% Holder, the purchase price per share shall be at least 110% of such fair market value. The aggregate fair market value of the shares of Common Stock as to which an optionee may first exercise incentive stock options in any calendar year may not exceed $100,000. Payment for shares purchased upon exercise of Options is to be made in cash, but, at the discretion of the Committee, may be made by delivery of other shares of Common Stock of comparable value.

1991 Stock Option Plan

The WHX Corporation Stock Option Plan ("1991 Plan"), as amended, is intended to assist the Company in securing and retaining key employees by allowing them to participate in the ownership and growth of the Company through the grant of incentive and non-qualified options (collectively, the "Options") to full-time employees of the Company and its subsidiaries. In 2001, the 1991 Plan was amended. This amendment expanded the definition of persons eligible to receive grants of options under the 1991 Plan to directors, officers, consultants, advisors and employees of WHX and its subsidiaries. Incentive stock options granted under the Option Plan are intended to be "Incentive Stock Options" as defined by Section 422 of the Code.

An aggregate of 3,750,000 shares of Common Stock have been reserved for issuance upon exercise of Options under the 1991 Plan, as amended. The 1991 Plan is administered by a committee (the "Committee") consisting of not less than two non-employee members of the Board of Directors. The term of Options granted under the 1991 Plan may not exceed 15 years (five years in the case of an incentive Option granted to an optionee owning more than 10% of the voting stock of the Company (a

"10% Holder")). The Option price for Options shall not be less than 100% of the fair market value of the shares of Common Stock at the time the Option is granted; provided, however, that with respect to an incentive option, in the case of a 10% Holder, the purchase price per share shall be at least 110% of such fair market value. The aggregate fair market value of the shares of Common Stock as to which an optionee may first exercise incentive stock options in any calendar year may not exceed $100,000. Payment for shares purchased upon exercise of Options is to be made in cash, but, at the discretion of the Committee, may be made by delivery of other shares of Common Stock of comparable value.

Directors Option Plans

The 1993 Directors D&O Plan ("1993 D&O Plan") is authorized to issue shares of Common Stock pursuant to the exercise of options with respect to a maximum of 400,000 shares of Common Stock. The options vest over three years from the date of grant. The 1997 Directors Stock Option Plan ("1997 D&O Plan") is authorized to issue an additional 400,000 shares of Common Stock.

Option Grants to WPN Corporation

On July 29, 1993 ("Approval Date"), the Board of Directors approved the grant of options to WPN Corp. (See Note 11 to the Consolidated Financial Statements) to purchase 1,000,000 shares of Common Stock ("Option Grants"). The Option Grants were approved by the stockholders on March 31, 1994.

On August 4, 1997 the compensation committee of the Board of Directors granted an option to purchase 1,000,000 shares of Common Stock to WPN Corp, at the then market price per share, subject to stockholder approval. The Board of Directors approved such grant on September 25, 1997, and the stockholders approved it on December 1, 1997 (measurement date).

The options under each plan are exercisable with respect to one-third of the shares of Common Stock issuable upon the exercise thereunder at any time on or after the date of stockholder approval of the Option Grants. The options with respect to an additional one-third of the shares of Common Stock may be exercised on the first and second anniversaries of the Approval Date, respectively. The options, to the extent not previously exercised, will expire on April 29, 2003 and August 4, 2007, respectively.

A Summary of the Option Plans:

	Number of Options					
	1991 Plan	D&O Plan	WPN Grant	2001 Plan	Option Price Range	Weighted Average Option Price
Balance 01/01/99	2,364,037	511,666	2,000,000	-		$ 12.277
Granted	484,500	25,000	-	-	$7.625-$12.4375	$ 9.192
Cancelled	(108,610)	-	-	-	$8.75-$14.625	$ 13.580
Exercised	(10,650)	-	-	-	$7.25-$8.75	$ 7.342
Balance 12/31/99	2,729,277	536,666	2,000,000	-		$ 12.010
Granted	250,000	25,000	-	-	$6.85-$6.875	$ 6.873
Cancelled	(131,441)	-	-	-	$8.75-$14.625	$ 11.690
Balance 12/31/00	2,847,836	561,666	2,000,000	-		$ 11.910
Granted	-	-	-	1,385,000	$1.63	$ 1.63
Cancelled	(313,179)	-	-	(30,000)	$1.63-$16.625	$ 13.209
Balance 12/31/01	2,534,657	561,666	2,000,000	1,355,000		$ 9.534

Options outstanding at December 31, 2001, which are exercisable, totaled 5,245,656 and have a weighted average option price of $10.96. Options outstanding at December 31, 2001 had a weighted-average remaining life of 5.8 years.

The Company adopted SFAS No. 123, and elected to continue to account for stock options, under the provisions of APB 25. Therefore, no compensation costs have been recognized for the stock option plans in 2001, 2000 or 1999. Had the Company elected to account for stock-based compensation under the provision of SFAS No. 123 during 2001, the effect on net income would have been an additional expense of $1.6 million, net of related income tax benefit of $0.8 million or $0.16 and $.08 per share of Common Stock after deduction of Preferred Stock Dividends on a basic and diluted basis, respectively. During 2000, the effect on net income would have been an additional expense of $1.7 million, net of related income tax benefit of $1.2 million, or $.22 per share of common stock after deduction of preferred stock dividends, on a basic and diluted basis. During 1999, the effect on net income would have been an additional expense of $2.9 million, net of related tax benefit of $1.6 million or $0.18 per share of common stock after deduction of preferred stock dividends on a basic and diluted basis. The fair value of the option grants is estimated on the measurement date using the Black-Scholes option-pricing model. The following weighted-average assumptions were used in the Black-Scholes calculation: expected volatility of 69.7% in 2001, 40.6% in 2000 and 53.2% in 1999; risk-free interest rate of 4.8% in 2001, 6.7% in 2000 and 6.6% in 1999, an expected life of 5 years and a dividend yield of zero.

Earnings Per Share

The computation of dilutive earnings per common share in 2001 assumes conversion of preferred stock and redeemable common stock. The computation of basic earnings per common share is based upon the weighted average number of shares of Common Stock outstanding. In 2000 and 1999, the conversion of preferred stock, redeemable common stock and exercise of options and warrants would have had an anti-dilutive effect. A reconciliation of the income and shares used in the computation follows:

	Year ended December 31, 2001		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	(Dollars and shares in thousands)		
Income before extraordinary item	$ 88,764		
Less: Preferred stock dividends	19,329		
Basic EPS			
Income available to common stockholders	69,435	15,011	$ 4.63
Effect of Dilutive Securities			
Convertible preferred stock	19,329	16,296	
Redeemable common stock	-	217	
Diluted EPS			
Income available to common stockholders plus assumed conversions	$ 88,764	31,524	$ 2.82

The assumed conversion of stock options would have an anti-dilutive effect on earnings per-share in 2001.

Year ended December 31, 2000			
	Income (loss) (Numerator)	Shares (Denominator)	Per-Share Amount
	(Dollars and shares in thousands)		
Loss before extraordinary item	$ (181,045)		
Less: Preferred stock dividends	20,607		
Basic EPS and Diluted EPS			
Loss available to common stockholders	$ (201,652)	14,304	$ (14.10)

The assumed conversion of stock options, preferred stock and redeemable common stock would have an anti-dilutive effect on earnings per-share in 2000.

Year ended December 31, 1999			
	Income (loss) (Numerator)	Shares (Denominator)	Per-Share Amount
	(Dollars and shares in thousands)		
Loss before extraordinary item	$ (15,834)		
Less: Preferred stock dividends	20,608		
Basic EPS and Diluted EPS			
Loss available to common stockholders	$ (36,442)	15,866	$ (2.30)

The assumed conversion of stock options, preferred stock and redeemable common stock would have an anti-dilutive effect on earnings per-share in 1999.

Note 10 - Commitments and Contingencies

Operating Lease Commitments:

Rent expense for the WHX Group in 2001, 2000, 1999 was $7.0 million, $5.1 million and $4.4 million respectively. Operating lease and rental commitments for future years are as follows (in thousands):

2002	$ 5,997
2003	5,323
2004	5,209
2005	5,276
2006	4,876
2007 and beyond	11,595
	$ 38,276

Handy & Harman

On or about April 3, 2000 a civil action was commenced under Title 3 of the United States Code ss.3729 et seq. (False Claims Act) entitled United States of America, ex rel. Patricia Keehle v. Handy & Harman, Inc. (sic) and Strandflex, a Division of Maryland Specialty Wire, Inc. ("Strandflex") (Civil Action No. 5:99-CV-103). The substantive allegations in the complaint related to the alleged improper testing and certification of certain wire rope manufactured at the Strandflex plant during the period 1992-1999 and sold as MILSPEC wire. The United States Attorney's office also conducted a criminal investigation relating to this matter and Strandflex was a target of the criminal investigation under title 18 of the United States Code ss.287 (Submitting False Claims) with the focus of the investigation being whether wire rope sold to government agencies, either directly or indirectly, was misrepresented by Strandflex as meeting MILSPEC specifications. H&H entered into discussions with the United States Attorney to seek a negotiated settlement of all criminal and civil claims. Those discussions resulted in a settlement agreement dated May 24, 2001, pursuant to which all civil and criminal claims were resolved as follows:

Maryland Specialty Wire, Inc., Strandflex Division, made a total civil payment of $1 million which amount represented civil damages as payment for remediation and compensation and included $100,000 as restitution pursuant to the Plea Agreement which related to 35 wire rope sales which took place between 1994 and 1998;

Maryland Specialty Wire, Inc., Strandflex Division, paid a criminal fine of $500,000 and $100,000 as restitution pursuant to the Plea Agreement.

There are no known incidents of any Strandflex wire rope failing and causing personal or property damage in any application.

SEC Enforcement Action

On June 25, 1998, the Securities and Exchange Commission ("SEC") instituted an administrative proceeding against the Company alleging that it had violated certain SEC rules in connection with the tender offer for Dynamics Corporation of America ("DCA") commenced on March 31, 1997 through the Company's wholly-owned subsidiary, SB Acquisition Corp. ("Offer"). The Company previously disclosed that the SEC intended to institute this proceeding. Specifically, the Order Instituting Proceedings (the "Order") alleges that, in its initial form, the Offer violated the "All Holders Rule," Rule 14d-10(a)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), based on the Company's inclusion of a "record holder condition" in the Offer. No shareholder had tendered any shares at the time the condition was removed. The Order further alleges that the Company violated Rules 14d-4(c) and 14d-6(d) under the Exchange Act upon expiration of the Offer, by allegedly waiving material conditions to the Offer without prior notice to shareholders and purchasing the approximately 10.6% of DCA's outstanding shares tendered pursuant to the offer. The SEC does not claim that the Offer was intended to or in fact defrauded any investor.

The Order institutes proceedings to determine whether the SEC should enter an order requiring the Company (a) to cease and desist from committing or causing any future violation of the rules alleged to have been violated and (b) to pay approximately $1.3 million in disgorgement of profits. The Company filed an answer denying any violations and seeking dismissal of the proceeding. On October 6, 2000, the initial decision of the Administrative Law Judge who heard the case dismissed all charges against the Company, with the finding that the Company had not violated the law. The Division of Enforcement has filed a petition for the SEC to review the decision and a brief, but only as to the All Holders Rule Claim. The Commission, however, has authority to review any issues on its own accord. WHX has filed its opposition brief.

The WHX Group General Litigation

The WHX Group is a party to various litigation matters including general liability claims covered by insurance. In the opinion of management, such claims are not expected to have a material adverse effect on the financial condition or results of operations of the Company. However, it is possible that the ultimate resolution of such litigation matters and claims could have a material adverse effect on quarterly or annual operating results when they are resolved in future periods.

The WPC Group General Litigation

The WPC Group is a party to various litigation matters including general liability claims covered by insurance. Claims that are "pre-petition" claims for Chapter 11 purposes will ultimately be handled in accordance with the terms of a confirmed Plan of Reorganization in Chapter 11 cases. In the opinion of management, litigation claims are not expected to have a material adverse effect on the WPC Group's results of operations or its ability to reorganize.

Environmental Matters

WPC has been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") or similar state statutes at several waste sites. The WPC Group is subject to joint and several liability imposed by Superfund on potentially responsible parties. Due to the technical and regulatory complexity of remedial activities and the difficulties attendant to identifying potentially responsible parties and allocating or determining liability among them, the WPC Group is unable to reasonably estimate the ultimate cost of compliance with Superfund Laws. The WPC Group believes, based upon information currently available, that its liability for clean up and remediation costs in connection with the Buckeye Reclamation Landfill will be between $1.5 and $2.0 million. At several other sites the WPC Group estimates costs of approximately $0.5 million. The WPC Group is currently funding its share of remediation costs.

The WPC Group, as are other industrial manufacturers, is subject to increasingly stringent standards relating to the protection of the environment. In order to facilitate compliance with these environmental standards, the WPC Group has incurred capital expenditures for environmental control projects aggregating $0.8 million, $3.4 million and $7.7 million for 2001, 2000, and 1999 respectively. WPC anticipates spending approximately $19.5 million in the aggregate on major environmental compliance projects through the year 2004, estimated to be spent as follows: $9.7 million in 2002, $6.1 million in 2003, and $3.7 million in 2004. However, due to the possibility of unanticipated factual or regulatory developments and in light of limitations imposed by the pending Chapter 11 cases, the amount and timing of future expenditures may vary substantially from such estimates.

WPC's non-current accrued environmental liabilities totaled $19.0 million and $17.1 million at December 31, 2001 and December 31, 2000, respectively. These accruals were initially determined by WPC, based on all available information. As new information becomes available, including information provided by third parties, and changing laws and regulation, the liabilities are reviewed and the accruals adjusted quarterly. Management believes, based on its best estimate, that WPC has adequately provided for remediation costs that might be incurred or penalties that might be imposed under present environmental laws and regulations.

The Bankruptcy Code may distinguish between environmental liabilities that represent pre-petition liabilities and those that represent ongoing post-petition liabilities. Based on information currently available, including the WPC Group's prior capital expenditures, anticipated capital expenditures, consent agreements negotiated with Federal and State agencies and information available to the WPC Group on pending judicial and administrative proceedings, the WPC Group does not expect its environmental compliance, including the incurrence of additional fines and penalties, if any, relating to the operation of its facilities, to have a material adverse effect on the results of operations of the WPC Group or on the WPC Group's ability to reorganize. However, it is possible that litigation and environmental contingencies could have a material effect on quarterly or annual operating results when they are resolved in future periods. As further information comes into the WPC Group's possession, it will continue to reassess such evaluations.

In the event the WPC Group is unable to fund these liabilities, claims may be made against the WHX for payment of such liabilities.

Note 11 - Related Party Transactions

The Chairman of the Board of the Company is the president and sole shareholder of WPN Corp. ("WPN"). Pursuant to a management agreement as amended, and approved by a majority of the non-management directors of the Company, WPN provides certain financial, management advisory and consulting services to the Company. Such services include, among others, identification, evaluation and negotiation of acquisitions, responsibility for financing matters for the Company and its subsidiaries, review of annual and quarterly budgets, supervision and administration, as appropriate, of all the Company's accounting and financial functions and review and supervision of reporting obligations under Federal and state securities laws. In exchange for such services, WPN received a monthly fee of $520,833 in 2001, 2000 and 1999. In addition, in October 1999, the Board of Directors awarded WPN an additional bonus of $3.3 million in recognition of the returns earned by WPN on behalf of the Company in its management of the Company's cash and marketable securities. The management agreement has a two-year term and is renewable automatically for successive one-year periods, unless terminated by either party upon 60 days' prior written notice of the renewal date.

The WPC Group is included in the Company's consolidated federal income tax return. WHX and the WPC Group had entered into a tax sharing agreement, dated July 26, 1994, which provided that the WPC Group would be paid for any reduction in the combined consolidated federal income tax liability resulting from the utilization or deemed utilization of deductions, losses and credits whether from current or prior years which are attributable to WPC. The Tax Sharing Agreement was terminated in 2001 as part of the Settlement Agreement. As a result, WHX was able to recognize benefits from WPC's net operating losses (See Note 4 to the Consolidated Financial Statements).

As part of the Settlement Agreement, WHX paid $32.0 million to the WPC Group in 2001. As a result of the Settlement Agreement, among other things, all intercompany receivables and liabilities were settled. In addition WHX acquired the net assets of PCC from the WPC Group.

The WPC Group participates in the WHX defined benefit pension plan. As a result of the Settlement Agreement, WHX may not charge any pension expense to the WPC Group with respect to the WHX Pension Plan through December 31, 2002. As a result, WHX incurred non-cash pension expense of approximately $15.0 million for the WPC Group. (See Note 2 to the Consolidated Financial Statements).

On June 1, 2001, WHX purchased from Citibank a $30.5 million participation in the DIP credit agreement for the WPC Group for which WHX receives interest at a rate of 13% per annum, paid monthly and an additional 3.0% per annum payment in-kind.

As a result of the October Order, WHX provided the WPC Group with $5.0 million in secured financing in 2001. In addition, WHX provided up to $5.0 million in liquidity support to the WPC Group. At December 31, 2001, the outstanding balance of these secured advances was $5.0 million and $3.4 million liquidity support.

On October 9, 2000 and November 14, 2000, WHX transferred precious metal to WPC with a market value of $35.2 million and a tax basis of a significantly lower amount. Such proceeds were applied to the WHX net liability due to WPC. In connection with the precious metal transfer, WPC agreed to amend the provisions of the tax sharing agreement relating to the utilization, by WHX of WPC's net operating losses in an amount equal to the tax gain realized on the sale of such metals. WPC immediately sold the precious metals in the open market and received proceeds of $35.2 million.

See Note 2 to the Consolidated Financial Statements.

Note 12 - Other Income

	Year Ended December 31,		
	2001	2000	1999
		(in thousands)	
Interest and investment income/(loss)	$ (4,411)	$ (17,198)	$ 25,416
Wheeling-Downs	14,957	10,680	6,788
Minority interest expense	-	(2,171)	(1,217)
WPC	-	(2,637)	318
Other, net	58	(3,881)	(505)
	$ 10,604	$ (15,207)	$ 30,800

WHX Entertainment received management fees from Wheeling-Downs Racing Association, Inc. of $12.9 million, $7.7 million and $6.8 million in the years ended December 31, 2001, 2000 and 1999, respectively.

Note 13 – Gain on Sale of Interest in Wheeling-Downs Racing Association, Inc.

In December 2001, WHX Entertainment sold its 50% interest in Wheeling-Downs Racing Association, Inc. for $105.0 million, resulting in an $88.5 million pre-tax gain.

Note 14 - Extraordinary Items

	Year Ended December 31,		
	2001	2000	1999
		(in thousands)	
Discount on early debt retirement	$ 20,525	$ -	$ 1,925
Unamortized debt issuance cost	(592)	-	(547)
Unamortized consent fee	(922)	-	-
Income tax effect	(6,654)	-	(482)
	$ 12,357	$ -	$ 896

In the second quarter of 2001, the Company purchased and retired $36.4 million aggregate principal amount of 10½% Senior Notes in the open market resulting in a $12.4 million gain, net of tax.

In the first quarter of 1999, the Company purchased and retired $20.5 million aggregate principal amount of 10½% Senior Notes in the open market resulting in a $0.9 million gain, net of tax.

Note 15 - Reported Segments

In 2001, the Company increased its number of reportable segments by dividing Handy & Harman into three segments. As a result of the bankruptcy filing and deconsolidation of the WPC Group, as discussed in Note 2 to the Consolidated Financial Statements, the H&H business segments have become more significant to the operations of the Company. The Company now has four reportable segments: (1) H&H Precious Metal. This segment manufactures and sells precious metal products and electroplated material, containing silver, gold, and palladium in combination with base metals for use in a wide variety of industrial applications; (2) H&H Wire & Tubing. This segment manufactures and sells wire, cable and tubing products and fabrications primarily from stainless steel, carbon steel and specialty alloys, for use in a wide variety of industrial applications; (3) H&H Engineered Materials. This segment manufactures specialty roofing and construction fasteners and products for gas, electricity and water distribution using steel and plastic, which are sold to the construction, and natural gas and water distribution industries; (4) Unimast, a manufacturer of steel framing and other products for commercial and residential construction. The results of operations of PCC are included in the Unimast segment, beginning July 1, 2001. Operating results for the WPC Group are included in the year 2000 figures for the periods before the deconsolidation, effective November 16, 2000. The WPC Group is a vertically integrated manufacturer of value-added and flat rolled steel products.

Management reviews operating income to evaluate segment performance. Operating income for the reportable segment excludes unallocated general corporate expenses (including pension expense in 2001) and goodwill amortization. Other income and expense, and income taxes are not presented by segment since they are excluded from the measure of segment profitability reviewed by the Company's management.

For the periods presented, intersegment sales and transfers were conducted at arm's length. Goodwill amortization is primarily related to the H&H segments.

The following table presents information about reported segments for the years ending December 31:

(in thousands)	2001	2000	1999
Revenue			
H&H Precious Metal	$ 168,308	$ 237,426	$ 233,695
H&H Wire & Tubing	133,621	158,008	158,948
H&H Engineered Materials	74,333	73,412	75,696
Unimast	244,260	239,276	226,993
Sub total	620,522	708,122	695,332
WPC Group	-	1,050,590	1,117,744
Total segment revenue	620,522	1,758,712	1,813,076
Intersegment revenue	-	(13,253)	(48,377)
Consolidated revenue	$ 620,522	$ 1,745,459	$ 1,764,699
Segment operating income			
H&H Precious Metal	$ 7,982	$ 22,129	$ 22,747
H&H Wire & Tubing	3,407	13,862	15,737
H&H Engineered Materials	6,285	7,698	9,413
Unimast	14,239	15,926	19,499
Sub total	31,913	59,615	67,396
WPC Group	-	(50,035)	(17,052)
	31,913	9,580	50,344
Unallocated corporate expenses	16,457	6,154	6,872
Goodwill amortization	8,879	9,442	8,685
Operating income	6,577	(6,016)	34,787
Interest expense	48,905	86,222	87,851
Gain on sale of Wheeling Downs	88,517	-	-
Other income (expense)	10,604	(15,207)	30,800
Income (loss) before taxes and extraordinary item	56,793	(107,445)	(22,264)
Income tax expense (benefit)	(31,971)	73,600	(6,430)
Income (loss) before extraordinary item	88,764	(181,045)	(15,834)
Extraordinary item-net of tax	12,357	-	896
Net income (loss)	$ 101,121	$ (181,045)	$ (14,938)

The following table presents revenue and long-lived asset information by geographic area as of and for the years ended December 31:

Geographic Information

	Revenue			Long-Lived Assets		
	2001	2000	1999	2001	2000	1999
United States	$ 597,115	$ 1,711,191	$ 1,738,740	$ 161,334	$ 192,019	$ 878,692
Foreign	23,407	34,268	25,959	13,770	14,025	18,299
	$ 620,522	$ 1,745,459	$ 1,764,699	$ 175,104	$ 206,044	$ 896,991

Foreign revenue is based on the country in which the legal subsidiary is domiciled. Revenue from no single foreign country was material to the consolidated revenues of the Company.

(a) Year 2000 information for WPC includes income statement and capital expenditure related information for the period January 1, through November 16; balance sheet information has not been included due to the deconsolidation of WPC as of November 16, 2000.

Note 16 - Quarterly Information (Unaudited)

Financial results by quarter for the two fiscal years ended December 31, 2001 and 2000 are as follows:

	Net Sales	Operating Income (Loss)	Extra Ordinary Income	Net Income (Loss)	Basic Earnings (Loss) Per Share Before Extra Ordinary Item	Basic Earnings (Loss) Per Share On Net Income	Diluted Earnings (Loss) Per Share On Net Income
	(in thousands - except per share)						
2001:							
1st Quarter	$ 156,071	$ 556	$ -	$ (10,194)	$ (1.05)	$ (1.05)	$ (1.05)
2nd Quarter	162,789	1,542	12,357	7,783	(0.65)	0.18	0.18
3rd Quarter	161,357	4,467	-	(4,473)	(0.61)	(0.61)	(0.61)
4th Quarter	140,305	12	-	108,005 (a)	6.71	6.71	3.42
2000:							
1st Quarter	$ 467,743	$ 13,931	$ -	$ (6,699)	$ (0.84)	$ (0.84)	$ (0.84)
2nd Quarter	486,779	17,463	-	36,262 (c)	2.19	2.19	1.17
3rd Quarter	459,889	(5,455)	-	(21,115)	(1.84)	(1.84)	(1.84)
4th Quarter (b)	331,048	(31,955)	-	(189,493) (d)	(13.55)	(13.55)	(13.55)

(a) Includes $88,517 gain on sale of interest in Wheeling-Downs Racing Association, Inc.
(b) Includes results of the WPC Group for the period October 1, 2000 through November 16, 2000.
(c) Includes $38,000 relating to the reversal of prior year provisions for taxes no longer required
(d) Includes $133,800 tax charge relating to the recognition of a valuation allowance of the net deferred tax assets of WPC.

Diluted loss per share would be the same as basic loss per share in loss quarters because conversion of stock options, convertible Series A and Series B Preferred Stock or redeemable Common Stock would be anti-dilutive.

Note 17 - Subsequent Event

On January 20, 2002, a major plating facility, within the H&H Precious Metal Segment, Sumco Inc., located in Indianapolis, IN had severe fire damage that caused the temporary closure of the facility. The Company believes it has adequate insurance for both the physical property damage and business interruption. Insurance progress payments of $1.0 million have been received as of March 1, 2002. Partial resumption of operations occurred on February 11, 2002 and repairs to the building, its infrastructure and replacement of machinery and equipment is continuing. Sumco Inc. will resume complete operations at the facility as soon as reasonably possible.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosures*

NOT APPLICABLE.

Part III

Item 10. *Directors and Executive Officers of the Company*

The information required under this item is incorporated by reference to the Company's Proxy Statement for the 2002 Annual Meeting of Stockholders.

Item 11. *Executive Compensation*

The information required under this item is incorporated by reference to the Company's Proxy Statement for the 2002 Annual Meeting of Stockholders.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

The information required under this item is incorporated by reference to the Company's Proxy Statement for the 2002 Annual Meeting of Stockholders.

Item 13. *Certain Relationships and Related Transactions*

The information required under this item is incorporated by reference to the Company's Proxy Statement for the 2002 Annual Meeting of Stockholders.

PART IV

Item 14. *Exhibits, Financial Statement Schedules, and Reports on Form 8-K*

(a) 3. *Exhibits*

2.1 Confirmation Order of the United States Bankruptcy Court for the Western District of Pennsylvania, dated December 18, 1990, containing the Amended Joint Plan of Reorganization of Wheeling-Pittsburgh Steel Corporation, dated October 18, 1990, as modified and approved — Incorporated herein by reference to Exhibit 2.1 to WPC's Form 8-K filed December 28, 1990.

2.2 Form of Plan and Agreement of Merger, dated as of July 26, 1994 among WPC, WHX and WHEELING-PITTSBURGH STEEL CORPORATION Merger Co. — Incorporated herein by reference to Exhibit 2.2. to Company's Form S-4 Registration Statement (No. 33-53591).

3.1 Certificate of Incorporation of the Company — Incorporated herein by reference to Exhibit 3.2 to the Company's Form S-4 Registration Statement (No. 33-53591).

3.2 Certificate of Designations filed with the Delaware Secretary of State on September 22, 1994 - - Incorporated herein by reference to Exhibit 4.3 to the Company's Form S-3 Registration Statement (No. 33-54831).

3.3 Certificate of Amendment to Certificate of Incorporation filed with the Delaware Secretary of State on January 23, 1997.

3.3 Certificate of Amendment to Certificate of Incorporation filed with the Delaware Secretary of State on January 23, 1997 – Incorporated herein by reference to Exhibit 99.2 to the Form 8-K filed November 11, 1999.

3.5 Amended and Restated By-Laws of the Company - Incorporated herein by reference to Exhibit 99.2 to the Form 8-K filed November 11, 1999.

4.1 Indenture ("Senior Note Indenture"), between WPC and Bank One, Columbus, NA, as Trustee — Incorporated herein by reference to Exhibit 4.1 to WPC's Form S-4 Registration Statement (No. 333-43867).

4.2 Term Loan Agreement dated as of November 20, 1997 between Wheeling-Pittsburgh Corporation and DLJ Capital Funding, Inc., as syndication agent, and the lenders party thereto — Incorporated herein by reference to Exhibit 4.2 to the 1997 Form 10-K.

4.3 Amendment No. 1 to Term Loan Agreement dated as of December 31, 1997 between Wheeling-Pittsburgh Corporation and DLJ Capital Funding, Inc., as syndication agent, and the Lenders party thereto — Incorporated herein by reference to Exhibit 4.3 to the 1997 Form 10-K.

4.4 Debtor in Possession Credit Agreement dated as of November 17, 2000 among Wheeling-Pittsburgh Corporation, Wheeling-Pittsburgh Steel Corporation, W-P Steel Venture Corporation, Consumers Mining Company, W-P Coal Company, Mingo Oxygen Company, Monessen Southwestern Railway Company, Wheeling-Empire Company and Pittsburgh-Canfield Corporation, the lenders party thereto and Citibank, N.A. as initial issuing bank and Citicorp USA, Inc., as agent.

4.5 Credit Agreement dated as of July 30, 1998 among Handy & Harman, Handy & Harman of Canada, Limited, Handy & Harman Europe Limited, Rigby-Maryland (Stainless) Limited and Indiana Tube Danmark A/S and the Initial Lenders, Initial Issuing Banks and Swing Line Bank named therein and Citicorp USA, Inc. as collateral agent and administrative agent. - Incorporated herein by reference to Exhibit 4.11 to the 1998 Form 10-K.

10.1 Form of Key Employee Deferred Compensation Agreement—Incorporated herein by reference to Exhibit 10.1 to the 1990 10-K.

10.2 Cooperation Agreement dated February 7, 1984 between the Company and Nisshin Steel Co., Ltd. — Incorporated herein by reference to Exhibit 10.24 to the Company's Form S-1 Registration Statement No. 2-89295 as filed with the Securities and Exchange Commission on February 7, 1984.

10.3 Close Corporation and Shareholder's Agreement effective as of March 24, 1994, by and among Dong Yang Tinplate America Corp., WPC, Nittetsu Shoji American, Inc. and Ohio Coatings Company.

10.4 Second Amended and Restated Shareholders Agreement dated as of November 12, 1990 between the Company and Nisshin Steel Co. Ltd. — Incorporated herein by reference to Exhibit 10.9 to the 1990 10-K.

10.5 Management Agreement dated as of January 3, 1991 between the Company and WPN Corp. — Incorporated herein by reference to Exhibit 10.11 to the 1990 10-K.

10.6 Amendment No. 1 to Management Agreement dated as of January 1, 1993 between the Company and WPN Corp. — Incorporated herein by reference to Exhibit 10.8 to the Company's Form S-2 Registration Statement filed February 23, 1993 (the "February Form S-2").

10.7 Amendment No. 2 to Management Agreement dated as of April 11, 1994 between the Company and WPN Corp.— Incorporated herein by reference to Exhibit 10.9 to the 1994 Form 10-K.

10.8 Amendment No. 3 to Management Agreement dated as of April 1, 1996 between the Company and WPN Corporation — Incorporated herein by reference to Exhibit 10.9 to the 1996 Form 10-K.

10.9	Amendment No. 4 to Management Agreement dated as of April 13, 1998 between the Company and WPN Corporation — Incorporated herein by reference to Exhibit 10.9 to the 1998 Form 10-K.
10.10	Amended and Restated 1991 Incentive and Nonqualified Stock Option Plan - Incorporated herein by reference to Exhibit 4.1 to WHX's Form S-8 filed July 9, 2001.
10.11	1993 Directors and Non-Employee Officers Stock Option Plan — Incorporated herein by reference to Exhibit 4.D to WPC's Form S-8 filed April 8, 1994.
10.12	1997 Directors Stock Option Plan — Incorporated herein by reference to Exhibit 10.11 to the 1997 Form 10-K.
10.13	2001 Stock Option Plan - Incorporated herein by reference to Exhibit 4.2 to WHX's Form S-8 filed July 9, 2001.
10.14	WPN Corp. Stock Option Grant Letter dated July 29, 1993 — Incorporated herein by reference to Exhibit 10.13 to the 1998 Form 10-K.
10.15	WPN Corp. Stock Option Grant Letter dated August 4, 1997 — Incorporated herein by reference to Exhibit 10.12 to the 1997 Form 10-K.
10.16	Agreement by and between Handy & Harman and Arnold Nance dated May 1, 1998 (as amended by Amendment No. 1 to Employment Agreement dated December 21, 1998) — Incorporated herein by reference to Exhibit 10.16 to the 1998 Form 10-K.
10.17	Agreement dated as of April 23, 1998 by and between the Company and James G. Bradley — Incorporated herein by reference to Exhibit 10.17 to the 1998 Form 10-K.
10.18	Agreement dated as of April 17, 1998 by and between the Company and Robert D. LeBlanc. Incorporated herein by reference to Exhibit 10.18 to the 1998 Form 10-K.
10.19	Amended and Restated Agreement dated as of December 24, 1998 by and between the Company and Paul J. Mooney.- Incorporated herein by reference to Exhibit 10.19 to the 1998 Form 10-K.
10.20	Settlement and Release Agreement, dated as of May 25, 2001, by and among Wheeling- Pittsburgh Steel Corporation and Wheeling-Pittsburgh Corporation, WHX Corporation and certain affiliates of WPSC, WPC and WHX as specified on the signature pages thereto - Incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed May 30, 2001.
21.1	Subsidiaries of Registrant – Incorporated herein by reference to Exhibit 21.1 to the 1999 Form 10-K.
*23.1	Consent of PricewaterhouseCoopers LLP

(b) Financial Statements:

1. Audited Financial Statements of WHX Corporation (Parent Only).

2. Audited Financial Statements of Wheeling-Pittsburgh Corporation and Subsidiaries.

(c) Reports on Form 8-K Filed:

November 19, 2001
December 10, 2001
December 17, 2001
December 20, 2001
December 21, 2001

* - filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has signed this report by the undersigned, thereunto duly authorized in the City of New York, State of New York on March 28, 2002.

WHX CORPORATION

By /s/ Robert D. LeBlanc Date March 28, 2002

Robert D. LeBlanc, Executive Vice President of WHX Corporation and President and Chief Executive Officer of Handy & Harman

POWER OF ATTORNEY

WHX Corporation and each of the undersigned do hereby appoint Ronald LaBow and Marvin Olshan, and each of them severally, its or his true and lawful attorney to execute on behalf of WHX Corporation and the undersigned any and all amendments to this Annual Report on Form 10-K and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission; each of such attorneys shall have the power to act hereunder with or without the other.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

By	/s/ Robert K. Hynes Robert K. Hynes, Vice President – Finance (Principal Accounting Officer)	March 28, 2002 Date
By	/s/ Ronald LaBow Ronald LaBow, Chairman of the Board	March 28, 2002 Date
By	/s/ Neil D. Arnold Neil D. Arnold, Vice Chairman	March 28, 2002 Date
By	/s/ Robert A. Davidow Robert A. Davidow, Director	March 28, 2002 Date
By	/s/ William Goldsmith William Goldsmith, Director	March 28, 2002 Date
By	/s/ Marvin L. Olshan Marvin L. Olshan, Director	March 28, 2002 Date
By	/s/ Robert D. LeBlanc Robert D. LeBlanc, Director & Executive Vice President	March 28, 2002 Date
By	/s/ Raymond S. Troubh Raymond S. Troubh, Director	March 28, 2002 Date

Report of Independent Accountants on Financial Statement Schedule

To the Board of Directors and
Stockholders of WHX Corporation

Our audits of the consolidated financial statements referred to in our report dated February 22, 2002 appearing in the WHX Corporation 2001 Annual Report on Form 10 K (which report and consolidated financial statements are included in Item 8 of this Form 10 K) also included an audit of the financial statement schedule of the Condensed Financial Statements of the registrant listed in Item 14(b) (1) of this Form 10 K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP
New York, New York
February 22, 2002

WHX CORPORATION (PARENT ONLY)

Consolidated Statement of Operations

	Year ended December 31,		
	2001	2000	1999
		(in thousands)	
Cost and expenses:			
Precious metals - LIFO liquidation	$ 503	$ 3,075	$ -
Precious metals - lower of cost or market reserve	2,664	-	2,000
Depreciation	1,072	1,072	989
Management fee income	(1,000)	(3,083)	(3,083)
Pension expense	4,461	2,584	4,161
Pension charge - WPC Group	-	(2,584)	(4,161)
Administrative and general expense	11,680	8,164	8,967
Subtotal - expenses	19,380	9,228	8,873
Interest expense	30,468	31,251	30,855
Gain on sale of interest in Wheeling Downs	88,517	-	-
Equity in earnings of subsidiaries	5,486	(160,623)	(11,870)
Other income (expense) - net	5,768	(9,640)	34,564
Income (loss)before taxes and extraordinary items	49,923	(210,742)	(17,034)
Tax provision (benefit)	(38,841)	(29,697)	(1,200)
Income (loss) before extraordinary items	88,764	(181,045)	(15,834)
Extraordinary items-net of tax	12,357	-	896
Net income (loss)	101,121	(181,045)	(14,938)
Dividend requirement for preferred stock	19,329	20,607	20,608
Net income (loss) available to common stock	$ 81,792	$ (201,652)	$ (35,546)

SEE NOTES TO PARENT ONLY FINANCIAL STATEMENTS

WHX CORPORATION (PARENT ONLY)
Consolidated Balance Sheets

	Year ended December 31, 2001	2000
	(in thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 997	$ 168
Short term investments	244,883	69,319
Receivables	387	4,223
Inventories	21,999	44,991
Prepaid expenses and deferred charges	1,074	1,227
Total current assets	269,340	119,928
Restricted cash	-	33,000
Investment in and advances to subsidiaries - net	329,851	301,335
Plant and equipment, at cost less accumulated depreciation and amortization	8,361	9,434
Prepaid pension asset	33,294	37,755
Deferred charges and other assets	8,776	15,992
Deferred income taxes	2,841	-
	$ 652,463	$ 517,444
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accrued expenses	$ 8,341	$ 9,574
Short-term debt	110,946	-
Deferred income taxes - current	7,209	13,990
Total current liabilities	126,496	23,564
Long-term debt	245,059	281,490
Deferred income taxes - non current	-	17,822
Other liabilities	24,484	16,926
	396,039	339,802
Redeemable common stock	-	2,646
Stockholders' Equity:		
Preferred stock - $.10 par value; authorized 10,000 shares; issued and outstanding: 5,571 and 5,883 shares	557	589
Common stock - $.01 par value; authorized 60,000 shares; issued and outstanding: 16,070 and 14,590 shares	161	146
Accumulated other comprehensive income (loss)	(2,268)	(1,501)
Additional paid-in capital	555,899	555,479
Accumulated earnings (deficit)	(297,925)	(379,717)
	256,424	174,996
	$ 652,463	$ 517,444

SEE NOTES TO PARENT ONLY FINANCIAL STATEMENTS

WHX CORPORATION (PARENT ONLY)

Consolidated Statement of Cash Flows

	Year ended December 31,		
	2001	2000	1999
		(in thousands)	
Cash Flows From Operating Activities			
Net income (loss)	$ 101,121	$ (181,045)	$ (14,938)
Non cash income and expenses			
Depreciation and amortization	4,174	2,582	2,161
Income taxes	(32,978)	(18,698)	(1,440)
Equity in earnings of subsidiaries	(5,486)	160,623	11,870
Gain on sale of interest in Wheeling-Downs	(88,517)	-	-
Pension expense	4,460	2,581	4,161
Extraordinary item - net of tax	(12,357)	-	(896)
Decrease/(increase) in working capital elements			
Receivables - including affiliated companies	8,186	(14,300)	19,480
Inventories	22,992	47,453	2,543
Other current assets	153	(286)	(147)
Other current liabilities	22,449	(45,842)	3,421
Short term investments - trading	(175,565)	590,037	42,725
Margin borrowings	110,946	(495,542)	8,040
Other items (net)	(6,521)	(6,940)	470
Net cash (used)/provided by operating activities	(46,943)	40,623	77,450
Cash Flows from Investing Activities			
Note receivable - WPC	(30,453)	-	-
Release of restricted cash - DIP	33,000	-	-
Advances to WPC	(8,369)	-	-
Purchase of fixed asset	-	-	(10,500)
Settlement of Intercompany balances - WPC	(32,000)	-	-
Dividend from affiliated companies	2,800	-	1,888
Guarantee of DIP Term Note	-	(33,000)	-
Proceeds from sale of interest in Wheeling-Downs	105,000	-	-
Contribution to Handy & Harman	(6,300)	-	-
Loan to Unimast	(48,381)	-	-
Unimast loan repayment	48,381	-	-
Net cash provided/(used) by investing activities	63,678	(33,000)	(8,612)
Cash flows from financing activities			
Cash paid on extinguishment of debt	(15,906)	-	(18,585)
Commom stock repurchase	-	-	(30,591)
Preferred stock dividends	-	-	(20,608)
Consent solicitation fees	-	(8,368)	-
Net cash used by financing activities	(15,906)	(8,368)	(69,784)
Increase/(Decrease) in cash and cash equivalents	829	(745)	(946)
Cash and cash equivalents at beginning of period	168	913	1,859
Cash and cash equivalents at end of period	$ 997	$ 168	$ 913

SEE NOTES TO PARENT ONLY FINANCIAL STATEMENTS

Note 1

Basis of Presentation

The parent only financial statements include the accounts of all subsidiary companies accounted for under the equity method of accounting. On November 16, 2000, Wheeling-Pittsburgh Corporation ("WPC"), a wholly owned subsidiary of WHX Corporation ("WHX"), and six of its subsidiaries ("the WPC Group") filed petitions seeking reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code. (See Note 2 to the WHX Parent Only Financial Statements). As a result of the Bankruptcy Filing, the accompanying parent only statements of operations and statements of cash flows exclude the equity loss of WPC for the periods after November 16, 2000.

The WHX parent company consists of WHX, WHX Aviation, WHX Metals, WHX Entertainment, and Wheeling-Pittsburgh Capital Corporation. WHX is a holding company that has been structured to invest in and/or acquire a diverse group of businesses on a decentralized basis. Its subsidiary companies are: Handy & Harman ("H&H"), a diversified manufacturing company whose strategic business segments encompass, specialty wire & tubing, precious metals plating and fabrication, and engineered materials; and Unimast Incorporated ("Unimast"), a leading manufacturer of steel framing and other products for commercial and residential construction. On June 29, 2001, WHX acquired certain assets of Pittsburgh-Canfield Corporation as part of the Settlement Agreement with WPC. (See Note 2 to the WHX Parent Only Financial Statements). WHX's other business consists of Wheeling-Pittsburgh Corporation ("WPC") and its subsidiaries including Wheeling-Pittsburgh Steel Corporation ("WPSC" and together with WPC and its other subsidiaries, the "WPC Group"), a vertically integrated manufacturer of value-added and flat rolled steel products. WHX, together with all of its subsidiaries shall be referred to herein as the "Company."

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These WHX Parent Only Financial Statements should be read in conjunction with the Company's audited consolidated financial statements contained in this Form 10K for the year ended December 31, 2001.

Note 2 - WPC Group Bankruptcy and Related Contigencies

On November 16, 2000, the WPC Group filed petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Ohio. As a result, subsequent to the commencement of the Bankruptcy Filing, the WPC Group sought and obtained several orders from the Bankruptcy Court that were intended to enable the WPC Group to continue business operations as debtors-in-possession. Since the Petition Date, the WPC Group's management has been in the process of stabilizing their businesses and evaluating their operations, while continuing to provide uninterrupted services to its customers.

On November 17, 2000, the Bankruptcy Court granted the WPC Group's motion to approve a $290 million Debtor in Possession Credit Agreement ("DIP Credit Agreement") provided by Citibank, N.A., as initial issuing bank, Citicorp U.S.A., Inc., as administrative agent, and the DIP Lenders. Pursuant to the DIP Credit Agreement, Citibank, N.A. made term loan advances to the WPC Group up to a maximum aggregate principal amount of $35 million. In addition, the DIP Lenders agreed, subject to certain conditions, to provide the WPC Group with revolving loans, swing loans and letter of credit accommodations in an aggregate amount of up to $255 million. In January 2002, the WPC Group requested and received a reduction in the revolving loans, swing loans and letter of credit accommodations to a maximum aggregate amount of up to $175 million. In connection with the Bankruptcy Filing, WHX had guaranteed $30 million of the term loan portion of the DIP Credit Agreement (the "Term Loan") and deposited in a pledged asset account $33 million of funds in support of such guaranty. Effective as of June 1, 2001, WHX purchased a participation interest comprising an undivided interest in the Term Loan in the amount of $30 million, plus interest accrued but not paid on such amount of the Term Loan through June 1, 2001. Concurrently with such transaction, WHX's guaranty of $30 million of the Term Loan described above was terminated and the $33 million of funds previously deposited in a pledged asset account in support of such guaranty were released to WHX. WHX paid to Citibank $30.5 million of such deposited funds to purchase WHX's participation interest in the Term Loan. WPC borrowings outstanding under the DIP Credit Facility for revolving loans totaled $127.2 million and $123.9 million at December 31, 2001 and 2000, respectively. The weighted-average interest rates on the DIP Credit Facility for revolving loans were 7.4% and 10.1% in 2001 and 2000, respectively. Term loans under the DIP Credit Facility totaled $34.4 million and $35.1 million at December 31, 2001 and 2000, respectively. At March 23, 2002, availability under the DIP Credit Facility was $4.6 million. The DIP Credit Facility expires on the earlier of November 17, 2002 or the completion of a Plan of Reorganization. WPC intends to have completed a Plan of Reorganization by November 16, 2002. If a Plan of Reorganization is not completed by then, WPC will pursue an extension of or a replacement of the current DIP Credit Facility. There can be no guarantee that this will occur.

Although the WPC Group expects to file a Plan of Reorganization at an appropriate time in the future, there can be no assurance at this time that a Plan of Reorganization will be proposed by the WPC Group, approved or confirmed by the Bankruptcy Court, or that such plan will be consummated. The WPC Group currently has the exclusive right to file a Plan of Reorganization. The exclusive filing period has been extended most recently until April 25, 2002 by the Bankruptcy Court at the WPC Group's request, and while the WPC Group intends to request extensions of the exclusivity period if necessary, there can be no assurance that the Bankruptcy Court will grant future extensions. If the exclusivity period were to expire or be terminated, other interested parties, such as creditors of the WPC Group, would have the right to propose alternative plans of reorganization.

During the period January 1, 2001 through December 31, 2001, the WPC Group incurred a net loss of $172.2 million, which is not reflected in the Company's December 31, 2001 results of operations.

At January 1, 2000, $136.8 million of the Company's net equity represented its investment in the WPC Group. In addition to this investment, WHX, on November 17, 2000, guaranteed $30 million of the WPC Group's debtor-in-possession term loan. Such guaranty was terminated effective as of June 1, 2001 concurrently with WHX's purchase of a participation interest in the Term Loan as discussed above. The recognition of the WPC Group's net loss of $176.6 million, in the year 2000, has eliminated the investment's carrying value of $136.8 million. In November of 2000, WHX recorded a liability of $39.8 million representing the excess of the WPC Group's loss over the carrying amount of the investment.

A Settlement and Release Agreement ("Settlement Agreement") by and among WPSC, WPC, WHX, and certain affiliates of WPSC, WPC and WHX, received approval of the United States Bankruptcy Court for the Northern District of Ohio on May 24, 2001, was entered into on May 25, 2001, and became effective on May 29, 2001. Pursuant to the Settlement Agreement certain outstanding claims among the parties thereto were resolved, including without limitation, all inter-company receivables and payables between the WHX Group and the WPC Group.

The Settlement Agreement provided, in part, that the Settlement Agreement would be effective upon the occurrence of each of the following transactions, (i) the payment by WHX to WPC of $17 million; (ii) the exchange of releases between the WPC Group and the WHX Group; (iii) a binding agreement by WHX to purchase certain assets of Pittsburgh-Canfield Corporation ("PCC") for $15 million, plus the assumption of certain trade payables, subject to certain other terms and conditions; (iv) the termination of the Tax Sharing Agreements between WHX and WPC; (v) the delivery by WHX of an agreement to the WPC Group whereby WHX agreed not to charge or allocate any pension obligations, expenses or charges to the WPC Group with respect to the WHX Pension Plan, subject to certain limitations as provided therein, through and including the earlier of the effective date of a plan or plans of reorganization and December 31, 2002; (vi) the amendment of the DIP Credit Agreement as provided in the Settlement Agreement; (vii) the execution by WPC Land Corporation of such instruments as may be necessary to effect the transfer of title, to WPSC, of certain properties specified in the Settlement Agreement; and (viii) the consent by the lenders party to the DIP Credit Agreement to the transactions described in the Settlement Agreement. Such transactions, other than the acquisition of certain assets of Pittsburgh-Canfield Corporation, all occurred effective May 29, 2001. The sale of certain assets of Pittsburgh-Canfield Corporation closed on June 29, 2001. The PCC agreement includes a one-year repurchase option for the seller. The repurchase price is $15 million plus the sum of environmental expenditures and capital expenditures made by the Company. In addition, the repurchase price will be adjusted for any changes in working capital.

As a result of the total cash payments of $32 million to the WPC Group by WHX, all intercompany receivables and liabilities (except for commercial trade transactions), including the liability for redeemable common stock, were settled. In addition, WHX recorded the fair value of the net assets of PCC of $5.4 million.

On October 22, 2001, the Bankruptcy Court entered an order ("October Order"), approving several transactions intended, among other things, to provide the WPC Group with additional liquidity. As part of the October Order, the Bankruptcy Court approved a Memorandum of Understanding by and among the Company, Wheeling-Pittsburgh Corporation ("WPC"), Wheeling-Pittsburgh Steel Corporation ("WPSC") and the United Steelworkers of America, AFL-CIO-CLC ("USWA"), pursuant to which the Company agreed to provide to WPSC (1) up to $5 million of secured loans and $5 million of liquidity support (part of which consists of secured financing terms) during the period from the Order through January 31, 2002, (2) if certain conditions are met, an additional $2 million of secured loans (for an aggregate of $7 million) and the maintenance of the $5 million of liquidity support referred to above, during the period from February 1, 2002 through March 31, 2002, (the conditions were not met, accordingly the additional $2.0 million in secured loans were not made), and (3) a $25 million contribution to a new WPSC defined benefit pension plan contingent upon a confirmed WPSC Chapter 11 plan of reorganization. Through December 31, 2001 WHX had advanced $5.0 million of the secured loans and up to $5.5 million of secured financing. At December 31, 2001 the outstanding balance of these secured advances was $5.0 million and $3.4 million of liquidity support.

The October Order also approved a Supplemental Agreement among the members of the WPC Group and the Company, under which all of the extensions of credit referred to in the preceding paragraph are granted superpriority claim status in WPSC's Chapter 11 case and are secured by a lien on substantially all of the assets of WPSC, junior to the liens, security interests and superpriority claims of the lenders to WPSC under the DIP Credit Agreement. The Supplemental Agreement also provides, among other things, that the Company may sell, transfer or dispose of the stock of WPC free from the automatic stay imposed under the Bankruptcy Code, and under specified circumstances requires WPC to support certain changes to the Company's pension plan.

Additionally, the October Order approved the terms of the Modified Labor Agreement ("MLA") by and among WPC, WPSC and the USWA. The Company is not a party to the MLA. The MLA modifies the current WPSC collective bargaining agreement to provide for, among other things, immediate deferrals in wages and certain changes in medical benefits in exchange for improvements in pension benefits for hourly employees upon a confirmed WPSC Chapter 11 plan of reorganization. The MLA is part of a comprehensive support arrangement that also involves concessions from WPSC salaried employees, WPSC's vendors and other constituencies in the Chapter 11 proceedings.

In January 2002, WPSC finalized a financial support plan, which included a $5 million loan from the state West Virginia, a $7.2 million loan from the state of Ohio, $10 million in advance by the Unimast segment for future steel purchases, a portion of which shall be delivered on or before March 31, 2002, and additional wage and salary deferrals from WPSC union and salaried employees.

Management of the Company cannot at this time determine with certainty the ultimate outcome of the Chapter 11 proceedings; however it is possible that the following outcomes could result:

- The WPC Group could reorganize, and its creditors could receive a portion of their claims in cash or in stock of WPC or WPSC.

- The WPC Group could be sold in its entirety or segments could be sold, and the proceeds from such sale(s) would be utilized to satisfy creditor claims.

- The creditors could assume ownership of the WPC Group or WPSC and continue to operate such businesses.

In each of the above possible outcomes, the WHX Group would have little or no future ownership in or involvement with the WPC Group, and the WHX Group future cash obligations to or on behalf of the WPC Group would be minimal to none (other than the $25.0 million pension contribution referred to above). It is also possible that none of the above outcomes would occur and the WPC Group may shut down a number of their operations. According to the Company's preliminary evaluation of potential pension obligations, if a partial shutdown of the WPC Group's operations were to occur in the immediate future WHX's liability for early retirement pension benefits could range from approximately $80 million to $100 million. It is also possible that the WPC Group could cease operations in their entirety and this liability would then be significantly greater. However, management does not believe this occurrence is likely. Under current pension law and regulations based on the Company's analysis of the current funded status of the pension plan, if a partial shutdown were to occur after January 1, 2002, the cash funding obligations related to such partial shutdown would likely not begin until 2003 and would extend over several years. Such cash funding obligations would have a material adverse impact on the liquidity, financial position and capital resources of the Company. The Company's funding obligation and the impact on the Company's liquidity, financial position and capital resources could be substantially reduced or eliminated if (1) a partial shutdown, if it occurs, were to occur at such a time that the fair market value of the assets of the plan approximates or exceeds the plan's liabilities (including the early retirement benefits), (2) a shutdown were to occur gradually over several years or (3) the number of the WPC Group's operations shut down were less than those assumed in estimating the above-mentioned amounts.

In connection with past collective bargaining agreements by and between the WPC Group and the United Steelworkers of America, AFL-CIO-CLC (the "USWA"), the WPC Group is obligated to provide certain medical insurance, life insurance, disability and surviving spouse retirement benefits to retired employees and their dependents (The "OPEB Obligations"). WHX is not a signatory to any of these agreements. However, WHX has separately agreed to be contingently liable for a portion of the OPEB obligations. WHX's contingent obligation would be triggered in the event that the WPC Group were to fail to satisfy its OPEB Obligations. WHX's contingent obligation is limited to 25% of the Accumulated Post-Retirement Benefit Obligation with respect to the WPC Group's employees and retirees represented by the USWA. The total OPEB Obligation disclosed in the Wheeling Pittsburgh Steel Corporation's December 31, 2001 Consolidated Financial Statements amounted to $307.1 million. WHX has estimated that approximately 85% of employees and retirees entitled to such OPEB obligations are represented by the USWA.

WHX's contingent obligation exists only so long as (1) a majority of the directors of WPSC or WPC are affiliated with WHX; (2) WHX controls the Board of Directors of WPSC or WPC through appointment or election of a majority of such directors; or (3) WHX, through other means, exercises a level of control normally associated with (1) or (2) above.

Note 3 - Short Term Investments

The composition of the Company's short-term inversments are as follows:

	Year Ended December 31	
	2001	2000
	(in thousands)	
Trading Securities:		
U.S. Treasury securities	$ 130,235	$ -
Reverse Repurchase Agreement	105,000	45,479
Equities	9,540	21,876
Other	108	1,964
	$ 244,883	$ 69,319

These investments are subject to price volatility associated with any interest-bearing instrument. Fluctuations in general interest rates affect the value of these investments.

Net unrealized holding gains and losses on trading securities held at period end and included in other income for 2001 and 2000 were a loss of $12.3 million and $24.3 million, respectively. At December 2001, the Company had short term margin borrowings of $110.9 million, related to the short-term investments.

In 2000, the Company reclassified $19.6 million of available-for-sale investments to the trading category and recorded a realized loss upon the subsequent sale of $13.1 million. As a result of the reclassification, the Company recorded a favorable reclassification adjustment within other comprehensive income of $7.2 million, net of related income tax benefit of $3.9 million.

Note 4 - Inventories

	Year Ended December 31	
	2001	2000
	(Dollars in Thousands)	
Precious metals	$ 21,842	$ 41,571
LIFO reserve	157	3,420
	$ 21,999	$ 44,991

Inventories consist of gold and silver, which are currently leased to Handy & Harman. (See Note 8 to the Notes of the Parent Only Financial Statements). Inventory consisted of 9,117 and 20,000 ounces of gold and 4,155,000 and 7,850,000 ounces of silver at December 31, 2001 and 2000, respectively.

During 2001 and 2000, certain inventory quantities were reduced, resulting in liquidations of LIFO inventories, the effect of which decreased income by approximately, $0.5 million and $3.0 million in 2001 and 2000, respectively. A non-cash charge resulting from the lower of cost or market adjustment to precious metal inventories decreased income by $2.7 million in 2001 and $2.0 million in 1999.

In 2001, $3,000,000 of gold, at fair market value, was contributed to Handy & Harman.

Supplemental inventory information:

	Year Ended December 31	
	2001	2000
	(in thousands, except per ounce)	
Precious metals stated at LIFO cost	$ 21,999	$ 44,991
Market value per ounce:		
Silver	$ 4.650	$ 4.595
Gold	$ 276.50	$ 270.80

Note 5 - Investment in and Advances to Subsidiaries - Net

The following table details the investments in associated companies, accounted for under the equity method of accounting.

	Year Ended December 31, 2001	Year Ended December 31, 2000
	(in thousands)	
Investment in:		
Handy & Harman	$ 270,297	$ 269,858
Unimast	61,721	57,721
PCC	747	-
Wheeling-Downs Racing Association, Inc.	-	13,625
	332,765	341,204
Advances to/(Due to):		
Handy & Harman	1,310	1,775
Unimast	361	2,009
PCC	(9,789)	-
	(8,118)	3,784
Notes:		
Unimast - Current Portion	2,000	2,000
Unimast - Long-Term Portion	3,204	5,204
	5,204	7,204
WPC Group - DIP Agreement	31,005	-
WPC Group - Other	8,369	(11,074)
	39,374	(11,074)
Loss in excess of investment in WPC Group	(39,374)	(39,783)
Investment in and advances to subsidiaries - net	$ 329,851	$ 301,335

The Handy & Harman and Unimast loan agreements contain provisions restricting cash payments to WHX. The agreements allow the payment of management fees, income taxes pursuant to tax sharing agreements, loan repayments and related interest, and certain other expenses. In addition dividends may be paid under certain conditions. At December 31, 2001 the net assets of these subsidiaries amounted to $329.9 million, of which approximately $0.6 million was not restricted as to the payment of dividends to WHX.

Note 6 - Long-Term Debt

(in thousands)	Year Ended December 31 2001	2000
Senior Notes due 2005, 10 1/2%	$ 245,059	$ 281,490

The fair value of long-term debt at December 31, 2001 and 2000 was $120,079 and $180,007, respectively. Fair value of long-term debt is estimated based on trading in the public market.

A summary of the financial agreement at December 31, 2001 follows:

WHX Corporation 10½% Senior Notes Due 2005:

On April 7, 1998, WHX issued $350 million principal amount of 10½ % Senior Notes ("Notes"), which replaced privately placed notes of the same amount. Interest on the Notes is payable semi-annually on April 15 and October 15 of each year, commencing October 15, 1998. The Notes mature on April 15, 2005.

The Notes are redeemable at the option of WHX, in whole or in part, on or after April 15, 2002 at specified prices, plus accrued interest and liquidated damages, if any, thereon to the date of redemption.

Upon the occurrence of a Change of Control (as defined), the Company will be required to make an offer to repurchase all or any part of each holder's Notes at 101% of the principal amount thereof, plus accrued interest and liquidated damages, if any, thereon to the date of repurchase.

The Notes are unsecured obligations of WHX, ranking senior in right of payment to all existing and future subordinated indebtedness of WHX, and pari passu with all existing and future senior unsecured indebtedness of WHX.

The Notes indenture, dated as of April 7, 1998 ("Indenture"), contains certain covenants, including, but not limited to, covenants with respect to: (i) limitations on indebtedness and preferred stock; (ii) limitations on restricted payments; (iii) limitations on transactions with affiliates; (iv) limitations on liens; (v) limitations on sales of assets; (vi) limitations on dividends and other payment restrictions affecting subsidiaries; and (vii) restrictions on consolidations, mergers and sales of assets.

During the first quarter of 1999, the Company purchased and retired $20.5 million aggregate principal amount of the Notes in the open market resulting in an extraordinary gain of $.9 million net of tax.

During the second quarter of 2001, the Company purchased and retired $36.4 million aggregate principal amount of the Notes in the open market resulting in an extraordinary gain of $12.4 million net of tax.

During the period January 1, 2002 through March 21, 2002, WHX purchased and retired $82.5 million aggregate principal amount of Senior Notes in the open market for $50.6 million, as of March 21, 2002.

On October 4, 2000, WHX successfully completed a solicitation of consents from holders of the Notes to amend certain covenants and other provisions of the Indenture. The amendments are set forth in the Supplemental Indenture and provide, among other things, for amendments to certain covenants which restrict the Company's ability to make restricted payments, incur additional indebtedness, make permitted investments or utilize proceeds from asset sales. The Supplemental Indenture also prohibits the payment of dividends on the Company's preferred stock until October 1, 2002, and thereafter only in the event such payments satisfy certain conditions set forth in the Indenture, as amended by the Supplemental Indenture. In addition, the amendments remove as events of default under the Indenture those relating to defaults under any mortgage, indenture or instrument by, judgments against and bankruptcy, insolvency and related filings and other events of WPC, or any of its direct or indirect subsidiaries. Accordingly, the Bankruptcy Filing is not an event of default under the Notes. In connection with the solicitation WHX made a payment equal to 2% of the principal amount of the Notes ($20 in cash for each $1,000 principal amount of Notes) to each holder of Notes whose consent was received and accepted prior to the expiration date. Such payments amounted to $5.5 million and will be amortized to interest expense over the remaining term of the Notes.

Interest Cost

Aggregate interest costs on debt during the three years ended December 31 is as follows:

	2001	2000	1999
		(in thousands)	
Interest expense	$ 30,468	$ 31,251	$ 30,855
Interest paid	$ 27,644	$ 29,556	$ 29,556

Note 7 - Stockholders' Equity

The authorized capital stock of WHX consists of 60,000,000 shares of Common Stock, $.01 par value, of which 16,071,007 shares were outstanding as of December 31, 2001, and 10,000,000 shares of Preferred Stock, $.10 par value, of which 2,614,226 shares of Series A Convertible Preferred Stock and 2,956,700 shares of Series B Convertible Preferred Stock were outstanding as of December 31, 2001. In 1999, the Company purchased 3,594,300 shares of Common Stock in open market purchases. No additional shares were purchased during 2001 or 2000.

Series A Convertible Preferred Stock

In July 1993, the Company issued 3,000,000 shares of Series A Convertible Preferred Stock for net proceeds of $145 million. On October 4, 2000, pursuant to a solicitation of consents from holders of its 10½% Senior Notes, certain covenants and other provisions of the indebtedness were amended. The Supplemental Indenture prohibits the payment of dividends on the Company's preferred stock until October 1, 2002, and thereafter only in the event such payments satisfy certain conditions set forth in the Indenture, as amended by the Supplemental Indenture. Dividends on the shares of the Series A Convertible Preferred Stock are cumulative and are payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, in an amount equal to $3.25 per share per annum. The Company has accrued $10.6 million representing dividends in arrears at December 31, 2001.

Each share of the Series A Convertible Preferred Stock is convertible at the option of the holder thereof at any time into shares of Common Stock of the Company, par value $.01 per share, at a conversion rate of 3.1686 shares of Common Stock for each share of Series A Convertible Preferred Stock, subject to adjustment under certain conditions.

The Series A Convertible Preferred Stock is redeemable at the option of the Company, in whole or in part, for cash, initially at $52.275 per share and thereafter at prices declining ratably to $50 per share on and after July 1, 2003, plus in each case accrued and unpaid dividends to the redemption date. The Series A Convertible Preferred Stock is not entitled to the benefit of any sinking fund. During 2001 and 1999, 295,899 and 175 shares respectively were converted into Common Stock. There were no conversions in 2000.

Series B Convertible Preferred Stock

The Company issued 3,500,000 shares of Series B Convertible Preferred Stock in September 1994 for net proceeds of $169.8 million. On October 4, 2000, pursuant to a solicitation of consents from holders of its 10½% Senior Notes, certain covenants and other provisions of the indebtedness were amended. The Supplemental Indenture prohibits the payment of dividends on the Company's preferred stock until October 1, 2002, and thereafter only in the event such payments satisfy certain conditions set forth in the Indenture, as amended by the Supplemental Indenture. Dividends on the shares of the Series B Convertible Preferred Stock, are cumulative, and are payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, in an amount equal to $3.75 per share per annum. The Company has accrued $13.9 million representing dividends in arrears at December 31, 2001.

Each share of the Series B Convertible Preferred Stock is convertible at the option of the holder thereof at any time into shares of Common Stock of the Company, par value $.01 per share, at a conversion rate of 2.4510 shares of Common Stock for each share of Series B Convertible Preferred Stock, subject to adjustment under certain conditions.

The Series B Convertible Preferred Stock is redeemable at the option of the Company, in whole or in part, for cash, initially at $52.625 per share and thereafter at prices declining ratably to $50 per share on and after October 1, 2004, plus in each case accrued and unpaid dividends to the redemption date. The Series B Convertible Preferred Stock is not entitled to the benefit of any sinking fund. During 2001, 16,100 shares were converted into Common Stock. There were no conversions in 2000 and 1999.

Redeemable Common Stock

As of December 31, 2000 certain present and former employees of the WPC Group hold, through an Employee Stock Ownership Plan ("ESOP"), 244,507 shares of common stock of WHX. These employees received such shares as part of the 1991 Chapter 11 Plan of Reorganization in exchange for Series C preferred shares of Wheeling-Pittsburgh Steel Corporation (WPC's predecessor company prior to the 1990 bankruptcy). Beneficial owners of such shares who were active employees on August 15, 1990 and who have either retired, died or become disabled, or who reach 30 years of service, may sell their shares to the Company at a price of $15 or, upon qualified retirement, $20 per share. These contingent obligations are expected to extend over many years, as participants in the ESOP satisfy the criteria for selling shares to the Company. In addition, each beneficiary can direct the ESOP to sell any or all of its common stock into the public markets at any time; provided, however, that the ESOP will not on any day sell in the public markets more than 20% of the number of shares of Common Stock traded during the previous day. Management had estimated the liability for future redemptions to be approximately $2.6 million. As a result of the Settlement Agreement discussed in Note 2, the liability for redeemable common shares was assumed by WPC, accordingly participants will sell their shares to WPC. Approximately 218,000 shares of Common Stock of WHX were held by the ESOP at December 31, 2001.

Note 8 - Related Party Transactions

The Chairman of the Board of WHX Corporation is the president and sole shareholder of WPN Corp. ("WPN"). Pursuant to a management agreement as amended, and approved by a majority of the non-management directors of the Company, WPN provides certain financial, management advisory and consulting services to WHX Corporation. Such services include, among others, identification, evaluation and negotiation of acquisitions, responsibility for financing matters for WHX Corporation and its subsidiaries, review of annual and quarterly budgets, supervision and administration, as appropriate, of all the Company's accounting and financial functions and review and supervision of reporting obligations under Federal and state securities laws. In exchange for such services, WPN received a monthly fee of $520,833 in 2001, 2000 and 1999. The accompanying parent only financial statements reflect $2.5 million of this annual amount in net other income/expense as an offset to investment income/expense. In addition, in October 1999, the Board of Directors awarded WPN an additional bonus of $3.3 million in recognition of the returns earned by WPN on behalf of WHX Corporation in its management of the Company's cash and marketable securities. The management agreement has a two-year term and is renewable automatically for successive one-year periods, unless terminated by either party upon 60 days' prior written notice of the renewal date.

The WPC Group is included in the Company's consolidated federal income tax return. WHX and the WPC Group had entered into a tax sharing agreement, dated July 26, 1994, which provided that the WPC Group would be paid for any reduction in the combined consolidated federal income tax liability resulting from the utilization or deemed utilization of deductions, losses and credits whether from current or prior years which are attributable to WPC. The Tax Sharing Agreement was terminated in 2001 as part of the Settlement Agreement. As a result, WHX was able to recognize benefits from WPC's net operating losses (See Note 4 to the Consolidated Financial Statements).

As part of the Settlement Agreement, WHX paid $32.0 million to the WPC Group in 2001. As a result of the Settlement Agreement, among other things, all intercompany receivables and liabilities were settled. In addition WHX acquired the net assets of PCC from the WPC Group.

The WPC Group participates in the WHX defined benefit pension plan. As a result of the Settlement Agreement, WHX may not charge any pension expense to the WPC Group with respect to the WHX Pension Plan through December 31, 2002. As a result, WHX incurred non-cash pension expense of approximately $15.0 million for the WPC Group. (See Note 2 to the Consolidated Financial Statements).

On June 1, 2001, WHX purchased from Citibank a $30.5 million participation in the DIP credit agreement for the WPC Group for which WHX receives interest at a rate of 13% per annum, paid monthly and an additional 3.0% per annum payment in-kind.

As a result of the October Order, WHX provided the WPC Group with $5.0 million in secured financing in 2001. In addition, WHX provided up to $5.0 million in liquidity support to the WPC Group. At December 31, 2001, the outstanding balance of these secured advances was $5.0 million and $3.4 million liquidity support.

On October 9, 2000 and November 14, 2000, WHX transferred precious metal to WPC with a market value of $35.2 million and a tax basis of a significantly lower amount. Such proceeds were applied to the WHX net liability due to WPC. In connection with the precious metal transfer, WPC agreed to amend the provisions of the tax sharing agreement relating to the utilization, by WHX of WPC's net operating losses in an amount equal to the tax gain realized on the sale of such metals. WPC immediately sold the precious metals in the open market and received proceeds of $35.2 million.

The parent company charged its wholly-owned subsidiaries, Handy & Harman and Unimast, $750,000 and $250,000, respectively in management fees in each of the years ended December 31, 2001, 2000 and 1999.

WHX Entertainment received a management fee from Wheeling-Downs Racing Association (a 50% owned joint venture) of $12,899,000; $7,740,000; and $6,788,000 in 2001, 2000 and 1999, respectively. In December 2001, WHX Entertainment sold its 50% interest in Wheeling-Downs Racing Association.

Handy & Harman is included in WHX Corporation's consolidated tax return. The Tax Sharing Agreement with Handy & Harman specifies funding requirements to the parent company "as if" Handy & Harman continued to be an independent corporation. Estimated income tax payments to the parent company from Handy & Harman in 2001, 2000 and 1999 amounted to $2,250,000, $9,063,000 and $7,105,000 respectively.

Unimast is included in WHX Corporation's consolidated tax return. The Tax Sharing Agreement with Unimast specifies funding requirements to the parent company as pre-tax income multiplied by the federal statutory rate. To the extent that this cash payment to the parent company exceeds or is less than the requirement "as if" Unimast were an independent corporation, a dividend or capital contribution is recorded by the parent company. Income tax payments to the parent company from Unimast in 2001, 2000 and 1999 amounted to $3,228,000, $4,812,000 and $6,890,000, respectively.

Included in the parent company only balance sheets is $5,204,000 and $7,204,000 in 2001 and 2000, respectively of notes receivable from Unimast due to WHX. These amounts earn interest at a variable rate and mature March 2003. Interest remitted by Unimast to WHX amounted to $463,000, $603,000 and $437,000 in 2001, 2000 and 1999, respectively. Principal payments amounting to $2,000,000, $1,000,000 and $0 in 2001, 2000 and 1999, respectively were remitted by Unimast to WHX.

On July 31, 1998, Handy & Harman transferred 97,000 ounces of gold and 13,000,000 ounces of silver to WHX by way of an in-kind dividend having an aggregate fair value, net of deferred tax liabilities, of $62,750,000. WHX in turn made an in-kind contribution to WHX Metals Corporation, a separate wholly owned subsidiary of WHX. Handy & Harman will lease from WHX Metals Corporation amounts of gold and silver as required for its operating needs. Handy & Harman will pay to WHX Metals Corporation interest on the metal ounces leased. At December 31, 2001 and December 31, 2000, Handy & Harman was leasing 9,000 and 20,000 ounces of gold. At December 31, 2001 and December 31, 2000, Handy & Harman was leasing 4,155,000 and 7,750,000 ounces of silver. The rates for the leasing of gold and silver to Handy & Harman are 2.0% and 3.0% per annum, respectively. Metal interest charged to Handy & Harman was $753,000, $2,062,000 and $2,374,000 for 2001, 2000 and 1999, respectively.

In 2001, WHX contributed $3,000,000 in gold, at fair market value, and $3,300,000 in cash to Handy & Harman. Also in 2001, Handy & Harman paid a dividend to WHX of $2,800,000.

See Note 2 to the Parent Only Financial Statements.

Note 9 - Other Income

	Year Ended December 31,		
	2001	2000	1999
		(in thousands)	
Interest and investment income/(loss)	$ (4,411)	$ (17,198)	$ 25,416
Interest income - Unimast	410	616	-
Interest income - Handy & Harman	711	2,009	2,471
Wheeling-Downs management fee	12,899	7,740	7,105
WPN management fee	(2,500)	(2,500)	(2,500)
WPN bonus	-	-	(3,280)
Gain on sale of aircraft	-	932	4,380
Other, net	(1,341)	(1,239)	972
	$ 5,768	$ (9,640)	$ 34,564

Note 10 – Gain on Sale of Interest in Wheeling-Downs Racing Association, Inc.

In December 2001, WHX Entertainment sold its 50% interest in Wheeling-Downs Racing Association, Inc. for $105 million in cash, resulting in an $88.5 million pre-tax gain.

Note 11 – Equity in Earnings (Loss) of Subsidiaries

	Year ended December 31,		
	2001	2000	1999
		(in thousands)	
Handy & Harman	$ (2,594)	$ 6,137	$ 9,010
Unimast	4,833	7,325	13,062
PCC	747	-	-
WPC - Group	-	(176,581)	(33,942)
Wheeling-Downs	2,500	2,496	-
	$ 5,486	$ (160,623)	$ (11,870)

Note 12 – Management Fee

The following table details management fees charged to wholly-owned subsidiaries by the parent:

	Year ended December 31,		
	2001	2000	1999
		(in thousands)	
Charged to Handy & Harman	$ 750	$ 750	$ 750
Charged to Unimast	250	250	250
Charged to WPC	-	2,083	2,083
	$ 1,000	$ 3,083	$ 3,083

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholder of Wheeling-Pittsburgh Corporation (a wholly-owned subsidiary of WHX Corporation)

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Wheeling-Pittsburgh Corporation and its subsidiaries (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note A, on November 16, 2000, the Company filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in Youngstown, Ohio. Although the Company is continuing its on-going business operations as a Debtor-in-Possession under the jurisdiction of the Bankruptcy Court, its ability to continue as a going concern is contingent upon, among other matters, developing a reorganization plan that is acceptable to the Company's creditors. The approval and implementation of a reorganization plan could materially change the recorded amounts and classifications of assets and liabilities. Substantial losses from operations, liquidity issues, shareholders deficits, and the uncertainty as to whether the Company will be able to develop a satisfactory reorganization plan raises substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments to the carrying value of the assets or amounts of liabilities that might be necessary as a consequence of implementing a reorganization plan or any adjustments relating to the recoverability of assets or liquidation of liabilities in the ordinary course of business that might result if the Company is unable to continue as a going concern.

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
March 28, 2002

WHEELING-PITTSBURGH CORPORATION
Debtor-in-possession as of November 16, 2000
(a wholly-owned subsidiary of WHX Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Revenues:			
Net sales	$ 835,640	$ 1,119,031	$ 1,117,744
Cost and expenses:			
Cost of products sold, excluding depreciation	866,065	1,054,386	994,273
Depreciation	72,551	78,859	77,724
Selling, administrative and general expense	47,173	68,165	63,342
Reorganization and professional fee expense	14,200	4,140	-
	999,989	1,205,550	1,135,339
Operating loss	(164,349)	(86,519)	(17,595)
Reorganization income (expense)	9,249	(2,592)	-
Interest expense on debt	(17,448)	(35,969)	(37,931)
Other income (expense)	351	(3,015)	318
Loss before taxes	(172,197)	(128,095)	(55,208)
Tax provision (benefit)	17	90,092	(20,723)
Net loss	$ (172,214)	$ (218,187)	$ (34,485)

See Notes to Consolidated Financial Statements

WHEELING-PITTSBURGH CORPORATION
Debtor-in-possession as of November 16, 2000
(a wholly-owned subsidiary of WHX Corporation)

CONSOLIDATED BALANCE SHEET

	December 31,	
	2001	2000
	(Dollars in thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 7,586	$ 15,534
Trade receivables, less allowance for doubtful accounts of $1,274 and $918	106,462	130,379
Inventories	173,117	211,166
Prepaid expenses and deferred charges	8,902	18,866
Total current assests	296,067	375,945
Investment in associated companies	58,650	62,157
Property, plant and equipment, at cost less accumulated depreciation	593,888	666,454
Deferred income tax benefits	28,881	30,644
Due from affiliates, net	-	16,602
Deferred charges and other assets	13,379	18,634
	$ 990,865	$ 1,170,436
LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)		
Current liabilities:		
Trade payables	$ 60,342	$ 53,091
Short term debt	127,204	123,911
Payroll and employee benefits payable	26,273	35,393
Accrued federal, state and local taxes	7,697	7,183
Deferred income tax liabilities	28,881	30,644
Accrued interest and other liabilities	5,513	4,317
Long-term debt due in one year	40,344	-
Total current liabilities	296,254	254,539
Long-term debt	-	35,091
Other employee benefit liabilities	13,711	1,630
Other liabilities	19,386	18,384
Liabilities subject to compromise	915,118	942,182
Total liabilities	1,244,469	1,251,826
STOCKHOLDER'S EQUITY (DEFICIT):		
Common stock - $.01 Par value; 100 shares issued and outstanding	-	-
Additional paid-in capital	335,138	335,138
Accumulated deficit	(588,742)	(416,528)
	(253,604)	(81,390)
	$ 990,865	$ 1,170,436

See Notes to Consolidated Financial Statements

WHEELING-PITTSBURGH CORPORATION
Debtor-in-possession as of November 16, 2000
(a wholly-owned subsidiary of WHX Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Cash flows from operating activities:			
Net loss	$ (172,214)	$ (218,187)	$ (34,485)
Items not affecting cash from operating activities:			
Depreciation	72,551	78,859	77,724
Other postretirement benefits	(9,025)	(9,494)	(7,898)
Deferred income taxes	-	90,010	(19,653)
Pension expense	860	2,581	4,161
Equity income of affiliated companies	(1,274)	(1,810)	(3,358)
Reorganization expense (income)	(9,249)	2,592	-
Decrease (increase) from working capital elements:			
Trade receivables	21,206	27,309	(23,184)
Trade receivables sold (purchased)	-	(100,000)	5,000
Inventories	36,705	41,029	7,144
Trade payables	7,251	69,191	30,833
Other current assets	9,824	(14,441)	1,716
Other current liabilities	(9,019)	(18,291)	13,667
Other items--net	2,732	35,431	(9,945)
Net cash provided by (used in) operating activities	$ (49,652)	$ (15,221)	$ 41,722
Cash flows from investing activities:			
Plant additions and improvements	(5,033)	(97,287)	(72,146)
(Investments in) payments from affiliates	1,031	131	3,212
Proceeds from sales of assets due to Chapter 11 proceedings	16,808	2,967	1,460
Dividends from affiliated companies	3,750	3,750	5,000
Net cash provided by (used in) investing activities	$ 16,556	$ (90,439)	$ (62,474)
Cash flows from financing activities:			
Long-term debt borrowings	5,253	37,582	4,401
Short term debt (DIP Facility) borrowings	3,293	123,911	-
Short term debt borrowings (payments)	-	(79,900)	12,901
Letter of credit collateralization	-	-	8,229
Receivables from affiliates	16,602	39,601	(11,510)
Net cash provided by financing activities	$ 25,148	$ 121,194	$ 14,021
(Decrease) increase in cash and cash equivalents	(7,948)	15,534	(6,731)
Cash and cash equivalents at beginning of year	15,534	-	6,731
Cash and cash equivalents at end of year	$ 7,586	$ 15,534	$ -

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A--Bankruptcy and Reorganization

Overview

Wheeling-Pittsburgh Corporation ("WPC") and together with its subsidiaries, (the "Company"), is a wholly owned subsidiary of WHX Corporation ("WHX"). Wheeling-Pittsburgh Steel Corporation ("WPSC") is a wholly owned subsidiary of WPC.

Beginning in 1998 and continuing through 2001, record high levels of foreign steel imports caused a marked deterioration of steel prices. This record high level of foreign steel imports over a four year period, coupled with the indebtedness incurred by the Company as a result of a ten-month work stoppage which ended in August 1997, and approximately $200 million of capital expenditures used to modernize its facilities to increase quality, efficiency, safety and environmental conditions, resulted in substantial losses and the severe erosion of the Company's financial position and liquidity.

Chapter 11 Filing

On November 16, 2000, Wheeling-Pittsburgh Corporation and eight of its wholly owned subsidiaries, representing substantially all of the consolidated group's business, (Wheeling-Pittsburgh Steel Corporation, Pittsburgh-Canfield Corporation, Consumers Mining Company, Wheeling-Empire Company, Mingo Oxygen Company, WP Steel Venture Corporation, W-P Coal Company and Monessen Southwestern Railway Company (collectively the "Debtors")) filed petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court in Youngstown, Ohio.

Under Chapter 11, certain claims against the Debtors in existence prior to the filing of the petitions for relief under the Federal bankruptcy laws ("pre-petition") are stayed while the Debtors continue business operations as debtors-in-possession. Claims secured against the Debtors' assets ("secured claims") are also stayed, although the holders of such claims have the right to move the court for relief from stay or adequate protection. Secured claims are secured primarily by liens on the Company's land, buildings and equipment.

The Company is currently operating their businesses as debtors-in-possession pursuant to the Bankruptcy Code. As such, actions to collect pre-petition indebtedness of the Company and other contractual obligations of the Company generally may not be enforced. In addition, under the Bankruptcy Code, the Company may assume or reject executory contracts and unexpired leases. Additional pre-petition claims may arise from such rejections, and from the determination by the Bankruptcy Court (or as agreed by the parties in interest) to allow claims for contingencies and other disputed amounts. From time to time since the Chapter 11 filing, the Bankruptcy Court has approved motions allowing the Company to reject certain business contracts that were deemed burdensome or of no value to the Company. As of March 28, 2002, the Company has not completed their review of all their pre-petition executory contracts and leases for assumption or rejection. See Note H – Liabilities Subject to Compromise and Pre-Petition Long Term Debt.

The Company received approval from the Bankruptcy Court to pay or otherwise honor certain of their pre-petition obligations, including employee wages. In addition, the Bankruptcy Court authorized the Company to maintain their employee benefit programs. Funds of qualified pension plans and savings plans are in trusts and protected under federal regulations. All required contributions are current in the respective plans.

The Federal bankruptcy laws provide that the Debtors have an exclusive period during which only they may propose and file and solicit acceptances of a plan of reorganization. The exclusive period to propose a plan for reorganization currently expires on April 25, 2002. If the Debtors fail to file a plan of reorganization during the exclusive period (including any extensions thereof) or, after such plan has been filed, if the Debtors fail to obtain acceptance of such plan from the requisite impaired classes of creditors and equity security holders during the exclusive solicitation period, any party in interest, including a creditor, an equity security holder, a committee of creditors or equity security holders, or an indenture trustee, may file their own plan of reorganization for the Debtors.

After a plan of reorganization has been filed with the Bankruptcy Court, the plan, along with a disclosure statement approved by the Bankruptcy Court, will be sent to impaired creditors and equity security holders who are entitled to vote.

Subject to certain exceptions set forth in the Bankruptcy Code, acceptance of a plan of reorganization requires approval of the Bankruptcy Court and the affirmative vote (i.e. more than 50% of the number and at least 66-□% of the dollar amount, both with regard to claims actually voted) of each class of creditors and equity holders whose claims are impaired by the plan. Alternatively, absent the requisite approvals, the Company may seek Bankruptcy Court approval of its reorganization plan under "cramdown" provisions of the Bankruptcy Code, assuming certain tests are met. These requirements may, among other things, necessitate payment in full for senior classes of creditors before payment to a junior class can be made.

May 16, 2001 was set by the Bankruptcy Court as the last date creditors could file proofs of claim under the Bankruptcy Code. There may be differences between the amounts recorded in the Company's schedules and financial statements and the amounts claimed by the Company's creditors. Litigation may be required to resolve such disputes. See Note H – Liabilities Subject to Compromise and Pre-Petition Long Term Debt.

The Company has incurred and will continue to incur significant costs associated with the reorganization. The amount of these expenses, which are being expensed as incurred, is expected to significantly affect future results. See Note N – Reorganization Items.

Debtor in Possession Credit Facility

The Company has negotiated a financing arrangement (the "DIP Credit Facility") with Citibank, N.A., as initial issuing bank, Citicorp U.S., Inc., as administrative agent (the "Agent"), and the lenders named therein (the "DIP Lenders"). The purpose of the DIP Credit Facility is to provide access to needed funds during the Debtors' Chapter 11 cases.

The DIP Lenders agreed to make term loan advances to the Debtors up to a maximum aggregate principal amount of $35 million. WPC's parent company, WHX, has a $30 million participation in the term loan. In addition, the DIP Lenders agreed, subject to certain conditions, to provide the Debtors with revolving loans, swing loans and letter of credit accommodations in an aggregate amount of up to $255 million. The aggregate maximum amount was subsequently reduced to $225 million on May 24, 2001 and to $175 million on January 2, 2002. The availability under the DIP Credit Facility is based on various advance rates on Accounts Receivable and Inventories, less certain reserves. The post-petition term loans and revolving loans are collateralized by first priority liens on the Debtors' assets (subject to valid liens existing on the petition date) and have been granted superpriority administrative status, subject to certain carve-outs for fees payable to the United States Trustee and for professional fees.

The DIP Credit Facility required the immediate repayment of all of the outstanding obligations under the pre-petition Revolving Credit Agreement (the "Pre-petition Credit Agreement") that WPSC entered into with certain financial institutions (the "Pre-petition Lenders") and Citibank, N.A., as agent. The Pre-petition Credit Agreement provided WPSC with a revolving line of credit for borrowings up to $150 million, with a $25 million sub-limit for letters of credit. As of the petition date, the Debtors were obligated for approximately $84.7 million in loans under the Pre-petition Credit Agreement and contingently liable for letters of credit in the amount of approximately $17 million. Those obligations were collateralized primarily by 100% of the inventory of WPSC and Pittsburgh-Canfield Corporation and were guaranteed by WPC and by Pittsburgh-Canfield Corporation.

The DIP Credit Facility also required the immediate repurchase of accounts receivable from a pre-petition securitization facility. This repurchase of receivables was required to provide unencumbered collateral for post-petition date loans.

Other terms of the DIP Credit Facility are as follows:

- Revolving loans bear interest at (i) the base rate plus the applicable margin for base rate loans or (ii) the applicable Eurodollar rate plus the applicable margin for Eurodollar rate loans. The applicable margin ranges from 1.75% to 2.25% for base rate loans and from 2.75% to 3.25% for Eurodollar rate loans, in each case depending on the Debtors' performance level. The base rate is the rate announced from time to time by Citibank, N.A. as its base rate and the Eurodollar rate is the rate calculated by the Agent with reference to the rate per annum offered for certain deposits in dollars at Citibank, N.A.'s London office. During the continuance of an Event of Default, interest on term loans and revolving loans will be payable on demand at 2% per annum above the rate that would otherwise be in effect.

- Term loans bear interest at 16% per annum (of which 3% may, at the Debtors' option, be paid in kind).

- A commitment fee is payable on the daily unused portion of the revolving loan commitment under the DIP Credit Facility at a rate per annum determined by reference to an applicable percentage, which ranges from 0.500% to 0.625% depending on the Debtors' performance level.

- An administrative fee for letter of credit accommodations is payable on the average daily maximum amount available under outstanding letters of credit at a rate per annum equal to the applicable margin for letter of credit fees, which ranges from 2.50% to 3.00% depending on the Debtors' performance level. During the continuance of an Event of Default, letter of credit fees will be payable on demand at 2% per annum above the rate that would otherwise be in effect.

Borrowings under the DIP Credit Facility for revolving loans totaled $127.2 million and $123.9 million at December 31, 2001 and 2000, respectively. The weighted average interest rates on the DIP Credit Facility for revolving loans were 7.4% and 10.1% in 2001 and 2000, respectively. Term loans under the DIP Credit Facility totaled $34.4 million and $35.1 million at December 31, 2001 and 2000, respectively. At March 23, 2002 availability under the DIP Credit Facility was $4.6 million. The DIP Credit Facility expires on the earlier of November 17, 2002 or the completion of a Plan of Reorganization. The Company intends to have completed a plan of reorganization by November 16, 2002. If a plan is not completed by then, the Company will pursue an extension of or a replacement of the current DIP facility. There can be no guarantee that this will occur.

Net cash used by WPC's operating, investing and financing activities for the 12 months ending December 31, 2001 totaled $7.9 million. Working capital accounts (excluding cash, short-term borrowings and current maturities of long term debt) provided $66.0 million of funds. Accounts receivable decreased by $21.2 million. Inventories, valued principally by the LIFO method for financial reporting purposes, totaled $173.1 million at December 31, 2001, a decrease of $36.7 million from December 31, 2000. Trade payables increased by $7.3 million.

Settlement and Release Agreement with WHX

On May 29, 2001, WPC entered into a Settlement and Release Agreement with WHX as a compromise of disputed claims and issues, which was approved by the Bankruptcy Court. The principal terms of the agreement were that (i) WHX would pay $17 million to WPC; (ii) WHX agreed to purchase specified assets of Pittsburgh-Canfield Corporation (PCC) for an aggregate purchase price of $15 million plus the assumption of certain trade payables of PCC; (iii) the Tax Sharing Agreements between WHX and WPC would be terminated; (iv) WHX agreed not to charge WPC or any of its subsidiaries for any funding contributions or expense with respect to any defined benefit pension plans through and including the earlier of the effective date of a plan of reorganization or December 31, 2002; and (v) WPC and/or any of its subsidiaries agreed to forego any claims then existing against WHX and its subsidiaries that were not part of WPC.

Sale of Pittsburgh-Canfield Company Assets

On June 29, 2001, the Company executed an Asset Purchase Agreement with PCC Acquisition Co., Inc., a wholly owned subsidiary of WHX. The agreement provided for the sale of all assets to and the assumption of certain liabilities of PCC by PCC Acquisition Co. in exchange for $15 million. A Transition Services Agreement and a Steel Supply Agreement were also executed to facilitate the continuing operation of the business. PCC loaned the $15 million proceeds to WPSC. An intercompany note receivable was recorded on PCC books.

Note B—Modified Labor Agreement

The Company and the United Steelworkers of America (USWA) reached agreement on a Modified Labor Agreement (MLA) which provides for temporary wage reductions, immediate staff reductions, the elimination of gainsharing and other obligations and long-term changes to health benefits that will dramatically reduce ongoing costs. The MLA became effective October 1, 2001 and will expire (if not previously terminated) on February 1, 2006. The Company estimates that the MLA, together with related salary reductions, will reduce cash outlays for wages, salaries and other benefits by more than $47 million (unaudited) during the period through December 31, 2002. As a provision of the MLA, the Company agreed to pay $5 million special bonus payments during each of 2005 and 2006. As such, the Company recorded a $10 million liability in 2001 which is included in Other Employee Benefit Liabilities.

The MLA delayed a February 2002 wage increase until December 2003. Wage increases were also scheduled of 50 cents per hour in June 2004 and 60 cents per hour in June 2005.

The regular pension multiplier will increase to $50 per month service for years up to 30 and $65 per month for years in excess of 30.

The MLA provides for an employee stock plan of 20% of common equity of the reorganized company and also provides profit-sharing at a level equal to 10% of quarterly profits in 2002 and 2003 and 20% of quarterly profits thereafter.

The MLA will remain effective only upon the union's reasonable and continuing satisfaction that support is also being provided by other constituents, including salaried employees, trade creditors, outside professionals and WHX.

As a condition of the MLA, WHX agreed to provide short-term loans in the amount of $5 million and other credit support to the Company. The agreement also provides that the WHX pension plan may be split, upon confirmation of a Plan of Reorganization, so as to provide for a separate pension plan covering WPC employees and retirees, and that WHX will make a contribution of $25 million to the new WPC pension plan.

Note C-- Accounting Policies

The accounting policies presented below have been followed in preparing the accompanying consolidated financial statements.

Basis of Presentation

The Company's financial statements have been prepared on a "going-concern" basis which contemplates the continuity of operations, the realization of assets and the payment of post petition liabilities in the ordinary course of business. The financial statements do not include any adjustments or reclassifications that might be necessary should the Company be unable to continue in existence. As a result of the Company's Chapter 11 filing, such matters are subject to significant uncertainty.

The Company's financial statements have been presented in conformity with the AICPA's Statement of Position 90-7, "Financial Reporting By Entities In Reorganization Under the Bankruptcy Code", issued November 9, 1990 ("SOP 90-7"). SOP 90-7 requires a segregation of liabilities subject to compromise by the Bankruptcy Court as of the bankruptcy filing date and identification of all transactions and events that are directly associated with the reorganization of the Company. See Note H – Liabilities Subject to Compromise and Pre-Petition Long Term Debt and Note N – Reorganization Items. Schedules have been filed by the Company with the Bankruptcy Court setting forth the assets and liabilities of the Company as of November 16, 2000, the bankruptcy filing date, as reflected in the Company's accounting records. Differences between amounts reflected in such schedules and claims filed by creditors are currently being investigated and either resolved by mutual consent or adjudicated. The final amounts of such claims are not presently determinable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of all subsidiary companies. All significant intercompany accounts and transactions are eliminated in consolidation. The Company uses the equity method of accounting for investments in unconsolidated companies owned 20% or more.

Earnings Per Share

Presentation of earnings per share is not meaningful since the Company is a wholly owned subsidiary of WHX.

Business Segment

The Company is primarily engaged in one line of business and has one industry segment, which is the making, processing and fabricating of steel and steel products. The Company's products include hot rolled and cold rolled sheet, and coated products such as galvanized, prepainted and tin mill sheet. The Company also manufactures a variety of fabricated steel products including roll formed corrugated roofing, roof deck, form deck, floor deck, culvert, bridge form and other products used primarily by the construction, highway and agricultural markets.

Through an extensive mix of products, the Company markets to a wide range of manufacturers, converters and processors. The Company's 10 largest customers (including Wheeling-Nisshin, an affiliate in which the Company has a 35.7% ownership interest) accounted for approximately 43.9% of its net sales in 2001, 38.7% in 2000 and 43.7% in 1999. Wheeling-Nisshin was the only customer to account for more than 10% of net sales. Wheeling-Nisshin accounted for 14.6% of net sales in 2001, 10.9% in 2000 and 16.2% in 1999. Geographically, the majority of the Company's customers are located within a 350-mile radius of the Ohio Valley. However, the Company has taken advantage of its river-oriented production facilities to market via barge into more distant locations such as the Houston, Texas and St. Louis, Missouri areas. The Company has acquired regional facilities to service an even broader geographical area.

Revenue Recognition

Revenue from the sale of products is recognized when both risk of loss and title have transferred to the customer, which generally coincides with the time such products are shipped. Shipping charges billed to customers are recorded as revenues.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit and highly liquid debt instruments with original maturities of three months or less.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the last-in first-out ("LIFO") method for substantially all inventories. In 2001 and 2000, approximately 87% and 88%, respectively, of inventories are valued using the LIFO method.

Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. The Company periodically evaluates property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Given the Company's integrated operations, asset impairment evaluations are generally done on a group basis as that is the lowest level at which cash flows can be separately identified.

Depreciation is computed on the straight line and the modified units of production methods for financial statement purposes and accelerated methods for income tax purposes. The modified units of production method adjusts the straight line method based on an activity factor for operating assets. Adjusted annual depreciation is not less than 60% nor more than 110% of straight line depreciation. Accumulated depreciation after adjustment is not less than 75% nor more than 110% of straight line depreciation. Interest cost is capitalized for qualifying assets during the assets' acquisition period. Capitalized interest cost is amortized over the life of the asset.

Maintenance and repairs are charged to income. Renewals and betterments made through replacements are capitalized. Profit or loss on property dispositions is credited or charged to income.

Software Capitalization

Costs incurred for the development or purchase of internal use software are capitalized and are amortized over the useful lives of such software, which is generally five years or less.

Pensions

The Company maintains both tax qualified defined benefit and defined contribution pension plans. The defined benefit pension obligations are accounted for by WHX as a multi-employer plan. As such, the Company records pension expense based on allocations from WHX. Costs for the defined contribution plans are being funded currently, with expense being recorded at the time of funding.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Recognition is given in the accounts for the income tax effect of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities using the liability method. A valuation allowance is provided against deferred tax assets where it is considered more likely than not that the Company will not realize the benefit of such assets.

As a member of the WHX affiliated group, the Company is joined with WHX in the filing of consolidated federal income tax returns. Prior to 2001, tax provisions and the related tax payments or refunds were reflected in the Company's financial statements in accordance with a tax sharing agreement between WHX and the Company. The tax sharing agreement generally provided that the Company would be paid for any reduction in the combined consolidated federal income tax liability resulting from the utilization or deemed utilization of deductions, losses and credits from current or prior years which are attributable to WPC or its subsidiaries. The tax sharing agreement was terminated in 2001 effective as of January 1, 2001. As a result, the tax provision for 2001 is intended to reflect the Company's tax position as if it filed its own federal income tax return.

Environmental Matters

The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study.

Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

New Accounting Standards – Adopted in 2001 or Earlier

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138. This Statement, as amended, requires recognition of all derivatives at fair value as either assets or liabilities. Changes in fair value of all derivatives are recognized in earnings immediately unless the derivative qualifies as a hedge. The Company is not engaged in significant activity with respect to derivative instruments or hedging and the adoption effect was not material to the Company's financial position or results of operations.

In October 2000, the Emerging Issues Task Force reached a consensus in Issue No. 00-10 (EITF 00-10), "Accounting for Shipping and Handling Fees and Costs". EITF 00-10 requires companies to classify all amounts billed to a customer in a sale transaction related to shipping and handling as revenue. The Company adopted EITF 00-10 with effect from January 1, 2000. Comparative financial statement information for prior periods was reclassified to conform to the requirements of EITF 00-10.

New Accounting Standards — To be Adopted in Future Periods

In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 141 "Business Combinations" (SFAS No. 141), No. 142 "Goodwill and Other Intangible Assets" (SFAS No. 142) and No. 143 "Accounting for Asset Retirement Obligations" (SFAS No. 143).

SFAS No. 141 requires that all business combinations initiated after June 30, 2001, be accounted for under the purchase method. This Statement establishes specific criteria for the allocation of purchase price to intangible assets separately from goodwill for all business combinations made after June 30, 2001.

SFAS No. 142 addresses the accounting for goodwill and other intangible assets after an acquisition. The most significant changes made by SFAS No. 142 are: 1) goodwill and intangible assets with indefinite lives will no longer be amortized; 2) goodwill and intangible assets with indefinite lives must be tested for impairment at least annually; and 3) the amortization period for intangible assets with finite lives will no longer be limited to forty years. The Company will adopt SFAS No. 142 effective January 1, 2002, as required. The adoption of SFAS 142 is not expected to have a material impact on the Company.

SFAS No. 143 establishes a new accounting model for the recognition and measurement of retirement obligations associated with tangible long-lived assets. SFAS No. 143 requires that an asset retirement cost be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company will adopt this Statement effective January 1, 2003, as required. The transition adjustment resulting from the adoption of SFAS No. 143 will be reported as a cumulative effect of a change in accounting principle. At this time, the Company cannot reasonably estimate the effect of the adoption of this Statement on either its financial position or results of operations.

In August 2001, the FASB approved SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets". This Statement establishes a single accounting model for long-lived assets to be disposed of by sale and provides additional implementation guidance for assets to be held and used and assets to be disposed of other than by sale. The Company will adopt the Statement prospectively effective January 1, 2002.

Note D--Pensions, Other Postretirement and Postemployment Benefits

Pension Programs

The Company provides defined contribution pension programs for both hourly and salaried employees, and prior to August 12, 1997, also provided a defined contribution pension program for USWA-represented employees. These tax qualified defined contribution plans provide, in the case of hourly employees, an increasing Company contribution per hour worked based on the age of its employees. A similar tax qualified plan for salaried employees provides defined Company contributions based on a percentage of compensation dependent upon age and in certain cases age and service of its employees. The Company also established a supplemental defined benefit pension plan for its salaried employees.

On August 12, 1997, the Company established a defined benefit pension plan for USWA-represented employees pursuant to a new labor agreement. The plan includes individual participant accounts of USWA-represented employees from the hourly-defined contribution plan and merges the assets of those accounts into the defined benefit plan.

As of December 31, 2001, $138.1 million of fully vested funds are held in trust for benefits earned under the hourly defined contribution pension plans and $39.8 million of fully vested funds are held in trust for benefits earned under the salaried employees defined contribution plan. Approximately 91% of the assets are invested in equities and 9% are in fixed income investments. All plan assets are invested by professional investment managers.

All pension provisions charged against income totaled $4.8 million, $7.4 million, $10.3 million in 2001, 2000 and 1999, respectively.

Defined Benefit Plan

The plan was established pursuant to a collective bargaining agreement ratified on August 12, 1997. Prior to that date, benefits were provided through a defined contribution plan, the WPSC Retirement Security Plan ("Retirement Security Plan").

The defined benefit pension plan covers employees represented by the USWA. The plan also includes individual participant accounts from the Retirement Security Plan. The assets of the Retirement Security Plan were merged into the Defined Benefit Pension Plan.

Since the plan includes the account balances from the Retirement Security Plan, the plan includes both defined benefit and defined contribution features. The gross benefit, before offsets, is calculated based on years of service and the current benefit multiplier under the plan. This gross amount is then offset for benefits payable from the Retirement Security Plan and benefits payable by the Pension Benefit Guaranty Corporation from previously terminated plans. Individual employee accounts established under the Retirement Security Plan are maintained until retirement. Upon retirement, the account balances are converted into monthly benefits that serve as an offset to the gross benefit, as described above. Aggregate account balances held in trust in individual employee accounts which will be available upon retirement to offset the gross benefit at December 31, 2001 totaled $137.1 million.

In 1998 the Company established a supplemental defined benefit plan covering its salaried employees employed as of January 31, 1998, which provides a guaranteed minimum benefit based on years of service and compensation. The gross benefit from this plan is offset by the annuitized value of the defined contribution plan account balance and any benefits payable from the Pension Benefit Guaranty Corporation from the previously terminated defined benefit pension plan.

In 1998, WHX merged WPC's defined benefit pension plan with those of its wholly owned Handy & Harman ("H&H") subsidiary. The merger eliminated WPC cash funding obligations estimated in excess of $135.0 million. WPC pension expense is allocated by the common parent and totaled $0.9 million, $2.6 million and $4.2 million in 2001, 2000 and 1999, respectively. Effective May 29, 2001, the Company entered into an agreement with WHX, whereby WHX agreed not to charge the Company for any pension expense through and including the earlier of the effective date of a Plan of Reorganization and December 31, 2002. See Note A – Bankruptcy and Reorganization.

Other Postretirement Benefits

The Company sponsors postretirement benefit plans that cover both management and hourly retirees and dependents. The plans provide medical benefits including hospital, physicians' services and major medical expense benefits and a life insurance benefit. The hourly employees' plans provide non-contributory basic medical and a supplement to Medicare benefits, and pre-65 major medical coverage to which the Company contributes 50% of the insurance premium cost. As a result of the MLA, major medical benefits are no longer available to post-65 retirees living in an area where an HMO medicare plan is available. The management plan provides basic medical and major medical benefits on a non-contributory basis through age 65.

The cost of postretirement medical and life benefits for eligible employees are accrued during the employee's service period through the date the employee reaches full benefit eligibility. The Company defers and amortizes recognition of changes to the unfunded obligation that arise from the effects of current actuarial gains and losses and the effects of changes in assumptions. The Company funds the plans as current benefit obligations are paid. In 1994 the Company began funding a qualified trust in accordance with its collective bargaining agreement. The 1997 collective bargaining agreement provided for the use of those funds to pay current benefit obligations and suspended additional funding until 2002. The MLA suspends additional funding until March 31, 2005.

The amounts accrued at December 31, included the following components.

	Postretirement Benefits Other Than Pensions (Dollars in Thousands)	
	2001	2000
Change in benefit obligation:		
Benefit Obligation at beginning of year	$ 276,192	$ 270,186
Service cost	2,180	2,088
Interest cost	20,561	19,640
Actuarial (gain) loss	19,690	4,705
Benefits paid	(20,989)	(20,427)
Increase due to Collective Bargaining Agreement	10,849	-
Transfer of PCC obligation to WHX plan	(1,403)	-
Benefit Obligation at December 31	307,080	276,192
Fair value of plan assets at December 31	-	-
Benefit obligation in excess of plan assets	(307,080)	(276,192)
Unrecognized prior service credit	(13,963)	(28,731)
Unrecognized net actuarial (gain)loss	(53,469)	(79,934)
Net amount recognized at December 31	(374,512)	(384,857)
Amounts recognized in the statement of financial position consist of:		
Liabilities subject to compromise	(372,071)	(383,278)
Accrued benefit liability	(2,441)	(1,579)
Net amount recognized	$ (374,512)	$ (384,857)

Net periodic costs for postretirement benefits other than pensions (principally health care and life insurance) for employees and covered dependents.

	Postretirement Benefits Other Than Pensions		
	2001	2000	1999
	(Dollars in Thousands)		
Components of net periodic cost:			
Service cost	$ 2,180	$ 2,088	$ 2,612
Interest cost	20,561	19,640	18,918
Expected return on plan assets	-	-	(6)
Amortization of prior service credit	(3,918)	(3,918)	(3,918)
Recognized actuarial (gain)/loss	(4,885)	(7,168)	(3,309)
Total	$ 13,938	$ 10,642	$ 14,297

The discount rate and rate of medical cost increases used in determining the benefit obligations were as follows.

	Postretirement Benefits Other Than Pensions	
	2001	2000
	(Dollars in Thousands)	
Discount rate	7.25%	7.75%
Medical care cost trend rate	9.5%	8.5%

For measurement purposes, medical costs are assumed to increase at annual rates as stated above and decline gradually to 5.0% in 2007 and beyond. The health care cost trend rate assumption has a significant effect on the costs and obligation reported. A 1% increase in the health care cost trend rate would result in approximate increases in the accumulated postretirement benefit obligation of $26.0 million and net periodic benefit cost of $4.3 million. A 1% decrease in the health care cost trend rate would result in approximate decreases in the accumulated postretirement benefit obligation of $23.1 million and net periodic benefit cost of $4.3 million.

401-k Plan

Effective January 1, 1994 the Company began matching salaried employee contributions to the 401(k) plan with shares of WHX's Common Stock. Until November 30, 2000, the Company matched 50% of the employee's contributions. The employer contribution was limited to a maximum of 3% of an employee's salary. As of November 30, 2000, the Company terminated the employer matching contribution benefit. At December 31, 2001, 2000 and 1999, the 401(k) plan held 542,965 shares, 638,902 shares and 368,225 shares of WHX Common Stock, respectively. Costs incurred for matching contributions amounted to approximately $1 million in each of 2000 and 1999.

Postemployment Benefits

The Company provides benefits to former or inactive employees after employment but before retirement. Those benefits include, among others, disability, severance and workers' compensation. The assumed discount rate used to measure the benefit liability was 7.0% at December 31, 2001 and 7.7% at December 31, 2000. At December 31, 2001, liabilities of $0.4 million and $14.4 million were included in Other Employee Benefit Liabilities and Liabilities Subject to Compromise – Other Liabilities, respectively. At December 31, 2000 this liability was $13.1 million and was included in Liabilities Subject to Compromise – Other Liabilities.

Coal Industry Retiree Health Benefit Act

The Coal Industry Retiree Health Benefit Act of 1992 ("the Act") created a new United Mine Workers of America postretirement medical and death benefit plan to replace two existing plans which had developed significant deficits. The Act assigns companies the remaining benefit obligations for former employees and beneficiaries, and a pro rata allocation of benefits related to unassigned beneficiaries (orphans). The Company's obligation under the Act relates to its previous ownership of coal mining operations.

At December 31, 2001, the actuarially determined liability discounted at 7.25% covering 386 assigned retirees and dependents and 174 orphans, totaled $9.8 million. At December 31, 2000, the actuarially determined liability discounted at 7.75% covering 421 assigned retirees and dependents and 168 orphans, totaled $9.4 million. Such liabilities are included in Liabilities – Subject to Compromise. In conjunction with the Chapter 11 filing, the Company is involved in disputes over the extent of its liabilities under the Act.

Note E--Income Taxes

The provision (benefit) for income taxes for the years ended December 31, consisted of the following:

	Year ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Current			
Federal tax provision (benefit)	$ -	$ -	$ (1,188)
State tax provision	17	82	118
Total income taxes current	17	82	(1,070)
Deferred			
Federal tax provision (benefit)	-	90,010	(19,653)
Income tax provision (benefit)	$ 17	$ 90,092	$ (20,723)

Total federal and state income taxes paid in 2001, 2000 and 1999 were $0.1 million, $0.2 million and $0.3 million, respectively.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate of 35% to pretax income as follows:

	Year ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Loss before taxes	(172,197)	(128,095)	(55,208)
Tax provision (benefit) at statutory rate	(60,269)	(44,833)	(19,323)
Increase (reduction) in tax due to:			
Percentage depletion	-	(242)	(530)
Equity earnings	(388)	(447)	(844)
State income tax net of federal effect	11	53	77
Change in valuation allowance	60,588	149,681	(428)
Settlement of prior years taxes	-	(23,895)	-
Other miscellaneous	75	9,775	325
Tax provision (benefit)	17	90,092	(20,723)

The composition of deferred income tax assets and liabilities are shown in the following table:

	2001	2000
	(Dollars in millions)	
Assets		
Postretirement and postemployment employee benefits	$ 133.6	$ 136.3
Operating loss carryforward (expiring in 2005 to 2021)	212.8	144.7
Minimum tax credit carryforwards (indefinite carryforward)	18.2	18.2
Provision for expenses and losses	17.5	18.2
Leasing activities	15.5	18.1
State income taxes	1.2	1.3
Miscellaneous other	2.3	4.8
Deferred tax assets	$ 401.1	$ 341.6
Liabilities		
Property, plant and equipment	(125.7)	(135.0)
Inventory	(32.0)	(34.5)
State income taxes	(0.9)	(0.9)
Miscellaneous other	(0.9)	(0.9)
Deferred tax liability	(159.5)	(171.3)
Valuation allowance	(241.6)	(170.3)
Deferred income tax asset--net	$ -	$ -

On November 16, 2000, the Company filed for relief under Chapter 11 of the United States Bankruptcy Code. In general, the Internal Revenue Code permits debt forgiveness in such cases to be excluded from income. However, to the extent that income is not recognized, certain future tax attributes must be reduced by the amount of the excluded income. Accordingly, a full valuation allowance was recorded against the Company's net deferred tax assets in 2000 due to uncertainties surrounding future realization and the expectation that certain tax attributes previously recorded – namely net operating losses and tax credits – will not be utilized. In 2001, the valuation allowance reflected a net increase in the amount of $71.3 million largely due to the increase in net operating losses for which uncertainty exists as to their realizability.

During 2000, certain transactions between WPC and WHX were entered into by the parties with the understanding that the tax sharing agreement would not apply. This had the effect of using $24.9 million of WPC operating losses for which the Company derived no benefit. Effective January 1, 2001, the tax sharing agreement was terminated.

During 1994, the Company experienced an ownership change as defined by Section 382 of the Internal Revenue Code. As a result of this event, pre-change of control net operating losses that can be used to offset post-change of control pre-tax income will be limited to approximately $32.0 million. Post-change of control net operating losses do not have an annual offset limitation.

The statute of limitations has expired for years through 1994. Federal tax returns have been examined by the Internal Revenue Service ("IRS") through 1997. Management believes it has adequately provided for all taxes on income.

Note F--Inventories

	December 31, 2001	December 31, 2000
	(Dollars in thousands)	
Finished products	$ 40,295	$ 42,115
In-process	89,762	106,241
Raw materials	19,303	38,626
Other materials and supplies	18,515	23,202
	167,875	210,184
LIFO reserve	5,242	982
	$ 173,117	$ 211,166

During 2001, 2000 and 1999, certain inventory quantities were reduced, resulting in liquidations of LIFO inventories, the effect of which increased income by approximately $4.8 million in 2001, increased income by approximately $3.4 million in 2000 and increased income by approximately $0.2 million in 1999.

Note G--Property, Plant and Equipment

	December 31, 2001	December 31, 2000
	(Dollars in thousands)	
Land and mineral properties	$ 19,751	$ 24,909
Buildings, machinery and equipment	1,178,707	1,166,615
Construction in progress	44,355	62,130
	1,242,813	1,253,654
Less accumulated depreciation and amortization	648,925	587,200
	$ 593,888	$ 666,454

The Company utilizes the modified units of production method of depreciation which recognizes that the depreciation of steelmaking machinery is related to the physical wear of the equipment as well as a time factor. The modified units of production method provides for straight line depreciation charges modified (adjusted) by the level of raw steel production. In 2001, 2000 and 1999 depreciation under the modified units of production method was $6.6 million or 12.1% less, $1.7 million or 2.8% less and $0.7 million or 1.3% more, respectively, than straight line depreciation.

As of December 31, 2001 and 2000, the Company had two capital leases in the amount of $7.1 million which were classified as Other Debt in Liabilities Subject to Compromise.

Note H--Liabilities Subject to Compromise and Pre-petition Long Term Debt

The principal categories of claims classified as liabilities subject to compromise under reorganization proceedings are identified below. These liabilities include substantially all the current and non-current liabilities of the Company as of November 16, 2000, the date the Chapter 11 petition was filed. As discussed further in Note A, these liabilities including the maturity of debt obligations are stayed during the Chapter 11 cases. Certain of the pre-petition liabilities are secured by liens on the Company's property. Parties holding secured claims may request maintenance payments during the reorganization period should the value of liened property decline. Additional bankruptcy claims and pre-petition liabilities may arise by reason of termination of various contractual obligations and as certain contingent and/or disputed bankruptcy claims are settled which may materially exceed the amounts shown below. All amounts below may be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to disputed claims, or other events. Liabilities subject to compromise are summarized as follows.

	December 31,	
	2001	2000
	(Dollars in thousands)	
Other federal, state and local taxes	$ 3,573	$ 6,109
Debt, see table below	356,384	356,885
Interest accrued through November 16, 2000	13,738	13,773
Unfunded provisions related to retiree medical benefits (see Note D)	372,071	383,278
Trade payables	131,391	143,643
Other liabilities	37,961	38,494
Total liabilities subject to compromise recorded at December 31:	$ 915,118	$ 942,182

Debt included in liabilities subject to compromise at December 31, 2001 and 2000 is summarized below:

	December 31,	
	2001	2000
	(Dollars in thousands)	
Senior Unsecured Notes due 2007, 9¼%	$ 274,266	$ 274,266
Term Loan Agreement due 2006, floating rate	75,000	75,000
Other	7,118	7,619
Total Long-Term Debt(1)	$ 356,384	$ 356,885

(1) The fair value of long-term debt at December 31, 2000 was $92.9 million. Fair value of long-term debt was estimated based on trading in the public market. No estimate of fair value is available for December 31, 2001.

As a result of the bankruptcy filing, principal and interest payments may not be made on pre-petition debt without Bankruptcy Court approval or until a reorganization plan defining the repayment terms has been confirmed. The total interest on pre-petition debt that was not paid or charged to earnings for the period from November 17, 2000 to December 31, 2000 was $4.1 million and for the year ended December 31, 2001 was $31.6 million. Such interest is not being accrued since it is not probable that it will be treated as an allowed claim. The Bankruptcy Code generally disallows the payment of post-petition interest with respect to unsecured pre-petition claims.

9 1/4% Senior Notes Due 2007 and Term Loan:

On November 26, 1997 the Company issued $275 million principal amount of 9 1/4% Senior Notes. Interest on the 9 1/4% Senior Notes is payable semi-annually on May 15 and November 15 of each year. The Senior Notes mature on November 15, 2007. The 9□% Senior Notes were exchanged for identical notes which were issued pursuant to an exchange offer registered under the Securities Act of 1933, as amended. The 9 1/4% Senior Notes are unsecured obligations of the Company, ranking senior in right of payment to all existing and future subordinated indebtedness of the Company, and pari passu with all existing and future senior unsecured indebtedness of the Company, including borrowings under the Term Loan Agreement. The 9 1/4% Senior Notes are fully and unconditionally guaranteed on a joint and several and senior basis by the guarantors, which consist of the Company's present and future operating subsidiaries.

On November 26, 1997 the Company entered into the Term Loan Agreement with DLJ Capital Funding Inc., as syndication agent pursuant to which it borrowed $75 million. The Company's obligations under the Term Loan Agreement are guaranteed by its present and future operating subsidiaries.

The Company is in default of its obligations with respect to the 9 1/4% Senior Notes and the Term Loan Agreement by virtue of the Chapter 11 filings and failures to pay interest when due.

Note I--Long Term Debt

	December 31,	
	2001	2000
	(Dollars in thousands)	
Term Loan - DIP Credit Facility (See Note A)	$ 34,401	$ 35,091
WHX Loan	5,000	-
Other	943	-
	40,344	35,091
Less portion due within one year	40,344	-
Long-Term Debt	$ -	$ 35,091

Pursuant to a memorandum of understanding (MOU), WHX provided $5.0 million in secured loans to the Company during the fourth quarter of 2001 to increase liquidity and sustain continued operations. The loans bear interest at the rate of 6% per annum and will mature on the earlier of (a) the substantial consummation of a Plan of Reorganization, (b) termination of the MOU, or (c) December 31, 2002.

Interest Cost

Aggregate interest costs on debt and amounts capitalized during the three years ended December 31, 2001, are as follows:

	2001	2000	1999
	(Dollars in Thousands)		
Aggregate interest expense on long-term debt	$ 21,611	$ 42,467	$ 40,965
Less: Capitalized interest	4,163	6,498	3,034
Interest expense	$ 17,448	$ 35,969	$ 37,931
Interest Paid	$ 15,905	$ 29,049	$ 40,485

Note J--Stockholder's Equity

Changes in capital accounts are as follows:

	Common Stock Shares	Common Stock Amount	Accumulated Earnings (Deficit)	Capital in Excess of Par Value
		(Dollars in thousands)		
Balance January 1, 1999	100	$0	$ (163,856)	$ 335,138
Net loss	-	-	(34,485)	-
Balance December 31, 1999	100	0	(198,341)	335,138
Net loss	-	-	(218,187)	-
Balance December 31, 2000	100	0	(416,528)	335,138
Net loss	-	-	(172,214)	-
Balance December 31, 2001	100	$0	$ (588,742)	$ 335,138

Note K--Related Party Transactions

The Chairman of the Board of WHX is the President and sole shareholder of WPN Corp. Pursuant to a management agreement effective as of January 3, 1991, as amended, approved by a majority of the disinterested directors of WHX, WPN Corp. provided certain financial, management advisory and consulting services to WPC. Such services included, among others, identification, evaluation and negotiation of acquisitions and divestitures, responsibility for financing matters, review of annual and quarterly budgets, supervision and administration, as appropriate, of all of WPC's accounting and financial functions and review and supervision of reporting obligations under Federal and state securities laws. In exchange for such services, WPN Corp. received a fixed monthly fee from the Company of $208,333 for nine months in 2000, and twelve months in 1999 from the Company. On January 17, 2001 the Company notified WHX that the Company had not received services under the agreement since September 30, 2000 and would no longer participate under the management agreement.

The Company regularly sells steel product to Unimast and PCC, subsidiaries of WHX at prevailing market prices. During 2001, 2000 and 1999, the Company shipped $2.2 million, $13.2 million and $48.4 million, respectively of steel product to Unimast. During 2001, the Company shipped $7.0 million of steel product to PCC. Amounts due the Company from Unimast at December 31, 2001 and 2000 were $0.1 million and $2.4 million, respectively. Amounts due the Company from PCC at December 31, 2001 were $0.5 million. WHX provided funds for the purchase of natural gas during 2001. At December 31, 2001 the Company owed WHX approximately $3.4 million for gas purchased.

Note L--Commitments and Contingencies

Environmental Matters

The Company, as are other industrial manufacturers, is subject to increasingly stringent standards relating to the protection of the environment. In order to facilitate compliance with these environmental standards, the Company has incurred capital expenditures for environmental control projects aggregating $0.8 million, $3.4 million and $7.7 million for 2001, 2000, and 1999, respectively. The Company has previously projected spending approximately $19.5 million in the aggregate on major environmental compliance projects through the year 2004, estimated to be spent as follows: $9.7 million in 2002, $6.1 million in 2003 and $3.7 million in 2004. However, due to the possibility of unanticipated factual or regulatory developments and in light of limitations imposed by the pending Chapter 11 cases, the amount and timing of future expenditures may vary substantially from such estimates.

In addition, the treatment of environmental liabilities in the pending Chapter 11 cases may differ depending on whether such liabilities are determined to be pre-petition or post-petition liabilities of the Debtors. It is not possible or appropriate to predict how environmental liabilities ultimately may be classified in the Debtors' Chapter 11 cases, and the Debtors have not attempted to distinguish between pre-petition and post-petition liabilities.

The Company has been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") or similar state statutes at several waste sites. The Company is subject to joint and several liability imposed by Superfund on potentially responsible parties. Due to the technical and regulatory complexity of remedial activities and the difficulties attendant to identifying potentially responsible parties and allocating or determining liability among them, the Company is unable to reasonably estimate the ultimate cost of compliance with Superfund laws. The Company believes, based upon information currently available, that the Company's liability for clean up and remediation costs in connection with the Buckeye Reclamation Landfill will be between $1.5 million and $2.0 million. At five other sites (MIDC Glassport, Tex-Tin, Breslube Penn, Four County Landfill and Beazer) the Company estimates costs to aggregate approximately $500,000.

Non-current accrued environmental liabilities totaled $19.0 million at December 31, 2001 and $17.1 million at December 31, 2000. These accruals were determined by the Company based on all available information. As new information becomes available, including information provided by third parties, and changing laws and regulations, the liabilities are reviewed and the accruals adjusted quarterly. Management believes, based on its best estimate, that the Company has adequately provided for its present environmental obligations.

Based upon information currently available, including the Company's prior capital expenditures, anticipated capital expenditures, consent agreements negotiated with Federal and state agencies and information available to the Company on pending judicial and administrative proceedings, the Company does not expect its environmental compliance costs, including the incurrence of additional fines and penalties, if any, relating to the operation of its facilities, to have a material adverse effect on the results of operations of the Company or on its ability to reorganize. However, as further information comes into the Company's possession, it will continue to reassess such evaluations.

Note M--Other Income

	December 31,		
	2001	2000	1999
	(Dollars in Thousands)		
Interest and investment income	$ 973	$ 1,531	$ 1,584
Equity income	1,274	1,810	3,358
Receivables securitization fees	-	(6,887)	(5,876)
Other, net	(1,896)	531	1,252
	$ 351	$ (3,015)	$ 318

Note N--Reorganization Items

Reorganization expenses are comprised of items of income, expense and loss that were realized or incurred by the Company as a result of its decision to reorganize under Chapter 11 of the Bankruptcy Code. Reorganization professional fee expense and cash payments related to continuing operations during 2001 and 2000 were $14.2 million and $13.9 million in 2001 and $4.1 million and $2.6 million for 2000, respectively.

Other reorganization income (expense) items are summarized below:

	December 31,			
	2001		2000	
	(Dollars in Thousands)			
Gain (loss) on sale or disposal of assets	$	(936)	$	-
Gain from sale of PCC assets		9,818		-
Gain on settlement of intercompany accounts		367		-
Write-off of deferred financing costs related to pre-petition credit and securitization agreements		-		(2,592)
	$	9,249	$	(2,592)

Note O--Sale of Receivables

In 1994, a special purpose wholly-owned subsidiary of WPSC entered into an agreement to sell an undivided percentage ownership in a designated pool of accounts receivable generated by WPSC and two of the Company's subsidiaries: Wheeling Construction Products, Inc. and PCC (the Receivables Facility). In 1995 WPSC entered into an agreement to include the receivables generated by Unimast Incorporated ("Unimast"), a wholly-owned subsidiary of WHX, in the pool of accounts receivable sold. In May 1999, the Receivables Facility was extended through May 2003 and increased to $100 million on a revolving basis. Effective June of 1999, Unimast withdrew from participation in the facility. In June 2000, the Company amended the agreement to increase the program limit to $115 million. On September 22, 2000, the Company amended its agreement to reduce the program limit to $105 million, to waive an Early Amortization Event through December 20, 2000 and to increase certain fees associated with the agreement during the waiver period. The Early Amortization Event was caused by a reduction in rating by Standard & Poors on the long-term Senior Unsecured debt. On November 17, 2000, the Receivables Facility was terminated and funds from the DIP Credit Facility were used to repurchase all receivables held by the Receivables Facility. Fees paid by WPSC under this Receivables Facility were based upon variable rates that ranged from 5.91% to 9.62%.

Note P--Information on Significant Joint Ventures

The Company owns 35.7% of Wheeling-Nisshin. Wheeling-Nisshin had no debt outstanding at December 31, 2001 and December 31, 2000. The Company derived approximately 14.6% and 10.9% of its revenues from sale of steel to Wheeling-Nisshin in 2001 and 2000, respectively. The Company received dividends of $3.8 million from Wheeling-Nisshin in 2001 and 2000. Amounts due the Company at December 31, 2001 totaled $1.4 million.

The Company owns 50% of Ohio Coatings Company (OCC). OCC had total debt outstanding at December 31, 2001 and 2000 of approximately $48.2 million and $50.0 million, respectively. Of the debt outstanding at December 31, 2001, the Company is obligated to pay $12.1 million in the event of default by OCC. The Company derived approximately 9.8% and 9.2% of its revenues from sale of steel to OCC in 2001 and 2000, respectively. Amounts due the Company at December 31, 2001 totaled $31.9 million, including an advance of $12.4 million.

Note Q--Summarized combined financial information of the subsidiary guarantors of the 9 1/4% Senior Notes

	Year ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Income Data			
Net sales	$ 835,640	$ 1,119,031	$ 1,117,744
Cost of products sold, excluding depreciation	865,613	1,053,185	993,499
Depreciation	72,551	78,859	77,724
Selling, administrative and general expense	46,977	67,891	63,201
Reorganization and professional fee expense	14,200	4,140	-
Operating loss	(163,701)	(85,044)	(16,680)
Reorganization income (expense)	7,978	(2,592)	-
Interest expense	(20,462)	(31,090)	(32,542)
Other income (loss)	1,551	(6,006)	(4,470)
Income (loss) before tax	(174,634)	(124,732)	(53,692)
Tax provision (benefit)	(1,603)	77,093	(20,183)
Net income (loss)	$ (173,031)	$ (201,825)	$ (33,509)

	Year ended December 31,	
	2001	2000
	(Dollars in thousands)	
Balance Sheet Data		
Assets		
Current assets	$ 295,775	$ 375,520
Non-current assets	624,974	699,463
Total assets	$ 920,749	$ 1,074,983
Liabilities and stockholder's equity (deficit)		
Current liabilities	$ 296,225	$ 254,575
Non-current liabilities	909,723	926,840
Stockholder's equity (deficit)	(285,199)	(106,432)
Total liabilities and stockholder's equity (deficit)	$ 920,749	$ 1,074,983

Note R—Subsequent Events

To offset operating losses and provide additional liquidity, the Company in January 2002, negotiated additional wage deferrals through March 31, 2002. The agreement was contingent on the approval and completion of loans in the amount of $7 million and $5 million from the States of Ohio and West Virginia, respectively. The agreement was also contingent on additional financial support from WHX. WHX provided $10 million in cash as prepayment for steel products to be shipped to steel consuming wholly owned subsidiaries of WHX over the subsequent four months. The wage and salary deferrals are estimated to reduce cash payments by approximately $5 million through March 31, 2002.

Note S--Quarterly Information (Unaudited)

Financial results by quarter for the two fiscal years ended December 31, 2001 and 2000 are as follows:

	Net Sales	Gross Profit	Net Income (Loss)	Earnings (Loss) Per Share
	(Dollars in thousands)			
2001				
1st Quarter	202,706	(17,115)	(59,986)	*
2nd Quarter	207,941	(14,099)	(41,532)	
3rd Quarter	224,301	(3,104)	(41,180)	
4th Quarter	200,692	3,893	(29,516)	
2000				
1st Quarter	290,202	39,045	(5,130)	*
2nd Quarter	304,796	40,805	33,949	
3rd Quarter	281,917	18,279	(21,371)	
4th Quarter	242,116	(33,484)	(225,635)	

Earnings per share are not meaningful because the Company is a wholly-owned subsidiary of WHX.

In the fourth quarter 2000, the Company adopted EITF 00-10 (See Note C). As a result, the Company reclassified previously reported information by increasing sales and cost of sales, with no effect on income. Amounts reclassified in the first, second and third quarters of 2000 were $10.6 million, $11.1 million and $9.4 million, respectively.

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements listed below of WHX Corporation of our reports dated February 22, 2002, relating to the consolidated financial statements of WHX Corporation and the condensed financial statements of WHX Corporation (Parent Only), respectively, and our report dated March 28, 2002, relating to the financial statements of Wheeling-Pittsburgh Corporation, which appear in this Form 10-K.

On Form S-3:

File No. 33 – 54831

File No. 33 – 63845

On Form S-8:

File No. 33 – 54801

File No. 33 – 56281

File No. 333 - 64217

File No. 333 – 36985

File No. 333 - 64784

New York, New York
March 28, 2002

WHX CORPORATION
110 East 59th Street
New York, New York 10022

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held June 18, 2002

To Our Stockholders:

We invite you to attend our annual stockholders' meeting on Tuesday, June 18, 2002 at the Dupont Hotel, 11th & Market Streets, Wilmington, Delaware 19801 at 11:00 a.m. At the meeting, you will hear an update on our operations, have a chance to meet some of our directors and executives, and will act on the following matters:

1) To elect three (3) class III directors to a three-year term;
2) To approve a proposal to amend the Certificate of Incorporation to effect a reverse stock split of the Company's common stock such that one new share of common stock would be issued for up to four shares of outstanding common stock, as shall be determined by the Board of Directors;
3) To ratify the appointment of PricewaterhouseCoopers LLP as our independent accountants for fiscal 2002; and
4) Any other matters that properly come before the meeting.

This booklet includes a formal notice of the meeting and the proxy statement. The proxy statement tells you more about the agenda and procedures for the meeting. It also describes how our Board of Directors operates and gives personal information about our director nominees.

Only stockholders of record at the close of business on May 7, 2002 will be entitled to vote at the annual meeting. Even if you only own a few shares, we want your shares to be represented at the annual meeting. I urge you to complete, sign, date, and return your proxy card promptly in the enclosed envelope.

We have also provided you with the exact place and time of the meeting if you wish to attend in person.

Sincerely yours,

MARVIN L. OLSHAN
Secretary

Dated: New York, New York
May 14, 2002

WHX CORPORATION
110 East 59th Street
New York, New York 10022

2002 PROXY STATEMENT

GENERAL INFORMATION

This proxy statement contains information related to the annual meeting of stockholders of WHX Corporation to be held on Tuesday, June 18, 2002, beginning at 11:00 a.m., at the Dupont Hotel, 11th & Market Streets, Wilmington, Delaware 19801, and at any postponements or adjournments thereof.

ABOUT THE MEETING

What is the Purpose of the Annual Meeting?

At the Company's annual meeting, stockholders will hear an update on the Company's operations, have a chance to meet some of its directors and executives and will act on the following matters:

1) To elect three (3) class III directors to a three-year term;
2) To approve a proposal to amend the Certificate of Incorporation to effect a reverse stock split of the Company's common stock such that one new share of common stock would be issued for up to four shares of outstanding common stock, as shall be determined by the Board of Directors;
3) To ratify the appointment of PricewaterhouseCoopers LLP as our independent accountants for fiscal 2002; and
4) Any other matters that properly come before the meeting.

Who May Vote

Stockholders of WHX Corporation, as recorded in our stock register on May 7, 2002 (the "Record Date"), may vote at the meeting. As of this date, we had 16,215,120 shares of common stock eligible to vote. All shares in this class have equal voting rights of one vote per share. We also have 2,573,926 shares of Series A Convertible Preferred Stock and 2,950,000 shares of Series B Convertible Preferred Stock outstanding (together, the "Preferred Stock"). Dividends on the Preferred Stock have not been paid since the dividend payment of October 1, 2000. The holders of the Preferred Stock are eligible to elect two directors to the Company's Board of Directors upon the Company's failure to pay six quarterly dividends, whether or not consecutive. The regularly scheduled dividend payment that was due April 1, 2002 was the sixth dividend non-payment. Accordingly, the holders of Preferred Stock have the right to elect two directors to our Board of Directors. The election of directors by the holders of the Preferred Stock will be at a separate meeting of the holders of the Preferred Stock called by the Company to be held June 27, 2002. The holders of the Preferred Stock are not eligible to vote at this meeting.

How to Vote

You may vote in person at the meeting or by proxy. We recommend that you vote by proxy even if you plan to attend the meeting. You can always change your vote at the meeting.

Voting Electronically via the Internet or by Telephone

Stockholders whose shares are registered directly on the books of the Company may vote either by telephone or via the Internet. Your telephone or Internet vote authorizes the named proxies in the same manner as if you had executed a proxy card and returned it by mail. Instructions for registered stockholders interested in voting by telephone or via the Internet are set forth on the enclosed proxy card. The telephone and Internet voting procedures are designed to authenticate the stockholder's identity and to allow stockholders to vote their shares and confirm that their instructions have been properly recorded.

If your shares are registered in the name of a bank or brokerage firm, you may be eligible to vote your shares electronically over the Internet or by telephone. If your voting form does not reference Internet or telephone information, please complete and return the paper form in the self-addressed, postage paid envelope provided.

How Proxies Work

Our Board of Directors is asking for your proxy. Giving us your proxy means you authorize us to vote your shares at the meeting in the manner you direct. You may vote for all, some, or none of our director nominees. You may also vote for or against the other proposal or abstain from voting.

Proxies submitted by mail, telephone or Internet will be voted by the individuals named on the proxy card in the manner you indicate. If you give us your proxy but do not specify how you want your shares voted, they will be voted in accordance with the Board of Directors recommendations, i.e. in favor of all our director nominees, in favor of the approval of the reverse stock split and in favor of the ratification of the appointment of PricewaterhouseCoopers LLP as our independent accountants.

You may receive more than one proxy or voting card depending on how you hold your shares. If you hold shares through someone else, such as a stockbroker, you may get materials from them asking how you want to vote. The latest proxy card we receive from you will determine how we will vote your shares.

Revoking a Proxy

There are three ways to revoke your proxy. First, you may submit a new proxy with a later date up until the existing proxy is voted. Secondly, you may vote in person at the meeting.

Lastly, you may notify our corporate secretary in writing at 110 East 59th Street, New York, New York 10022.

Quorum

In order to carry on the business of the meeting, we must have a quorum. This means at least a majority of the outstanding shares eligible to vote must be represented at the meeting, either by proxy or in person. Shares that we own are not voted and do not count for this purpose.

Votes Needed

The director nominees receiving a majority of the votes cast during the meeting will be elected to fill the seats of our class III directors. The reverse stock split must be approved by the holders of a majority of the outstanding Common Stock of the Company. For other proposals to be approved, the favorable vote of a majority of the votes cast is required. Votes that are withheld from voting on a proposal will be excluded entirely and will have no effect in determining the quorum. Abstentions and broker non-votes count for quorum purposes and would have the effect of a negative vote for the reverse stock split; otherwise they have no impact in the election of directors or ratification of auditors. Broker non-votes occur when a broker returns a proxy but does not have the authority to vote on a particular proposal. Brokers that do not receive instructions are entitled to vote on the election of directors, the approval of the reverse stock split and the ratification of the auditors.

Attending in Person

Only stockholders, their proxy holders, and our invited guests may attend the meeting. If you wish to attend the meeting in person but you hold your shares through someone else, such as a stockbroker, you must bring proof of your ownership and an identification with a photo at the meeting. For example, you could bring an account statement showing that you owned WHX Corporation shares as of May 7, 2002 as acceptable proof of ownership.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning ownership of the common stock (the "Common Stock"), $.01 par value of WHX Corporation (the "Company") outstanding at May 7, 2002, by (i) each person known by the Company to be the beneficial owner of more than five percent of its Common Stock, (ii) each director, (iii) each of the executive officers named in the summary compensation table and (iv) by all directors and executive officers of the Company as a group.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned	Percentage of Class(2)
Deutsche Bank A.G.(3) Taunusanlage 12, D-60325 Frankfurt am Main, Federal Republic of Germany	4,972,470	23.9%
Founders Financial Group, L.P.(4) 53 Forest Avenue Old Greenwich, Connecticut 06870	1,034,706	6.4%
WPN Corp.(5) 110 E. 59th Street New York, New York 10022	1,694,150	9.5%
Dimensional Fund Advisors Inc.(6) 1299 Ocean Avenue, 11th Floor Santa Monica, California 90401	1,307,225	8.1%
Gabelli Funds, LLC(7) One Corporate Center, Rye, New York 10580	2,049,009	11.3%
Alliance Capital Management L.P.(8) 1290 Avenue of the Americas New York, New York 10104	1,162,100	7.2%
Dewey Square Investors Corporation(9) One Financial Center Boston, Massachusetts 02111	866,419	5.3%
Ronald LaBow	1,694,150(5)	9.5%
Neil D. Arnold	133,328(10)	*
Robert A. Davidow	172,463(11)	1.1%
William Goldsmith	90,000(10)	*
Robert D. LeBlanc	344,795(12)	2.1%
Marvin L. Olshan	92,665(13)	*
Raymond S. Troubh	132,000(14)	*
James G. Bradley	261,654(15)	1.6%
Robert K. Hynes	32,947(16)	*
Arnold G. Nance	17,775(17)	*
All Directors and Executive Officers as a Group (10 persons)	2,972,127(18)	15.7%

* less than one percent.

(1) Each stockholder, director and executive officer has sole voting power and sole dispositive power with respect to all shares beneficially owned by him, unless otherwise indicated.
(2) Based upon shares of Common Stock outstanding at May 7, 2002 of 16,215,120 shares.
(3) Based on a Schedule 13G/A filed in February 2002, Deutsche Bank A.G. beneficially holds 871,000 shares of Series A Convertible Preferred Stock and 738,360 shares of Series B Convertible Preferred Stock convertible into 2,759,850 and 1,809,720 shares of Common Stock, respectively, and 402,900 shares of Common Stock.
(4) Based on a Schedule 13G/A filed in February 2000, Founders Financial Group, L.P., Forest Investment Management LLC/ADV, Michael A. Boyd, Inc. and Michael A. Boyd collectively beneficially hold 1,034,706 shares of Common Stock.
(5) Based on a Schedule 13D filed jointly in December 1997 by WPN Corp., Ronald LaBow, Stewart E. Tabin and Neale X. Trangucci. Includes 1,582,500 shares of Common Stock issuable upon exercise of options within 60 days hereof. Ronald LaBow, the Company's Chairman, is the sole stockholder of WPN Corp. Consequently, Mr. LaBow may be deemed to be the beneficial owner of all shares of Common Stock owned by WPN Corp. Mr. LaBow disclaims beneficial ownership of the options to purchase 400,000 shares of Common Stock held by WPN Corp. as nominee for Messrs. Tabin and Trangucci, all of which are exercisable within 60 days hereof. Messrs. Tabin and Trangucci are officers and directors of WPN Corp. and disclaim beneficial ownership of all shares of Common Stock owned by WPN Corp., except for options to purchase such 400,000 shares of Common Stock held by WPN Corp. as nominee for Messrs. Tabin and Trangucci. Each of Messrs. Tabin and Trangucci holds options, exercisable within 60 days hereof, to purchase 541,656 shares of Common Stock.
(6) Dimensional Fund Advisors, Inc. ("Dimensional"), an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other investment vehicles, including commingled group trusts. (These investment companies and investment vehicles are the "Portfolios"). In its role as investment advisor and investment manager, Dimensional possessed both investment and voting power over 1,307,225 shares of WHX Corporation stock as of December 31, 2001. The Portfolios own all securities reported in this statement, and Dimensional disclaims beneficial ownership of such securities.
(7) Based on a Schedule 13D/A filed in July 2001, Gabelli Funds, LLC, GAMCO Investors, Inc., Gabelli International Limited, Gabelli Advisers, Inc. and Gabelli Performance Partnership L.P. collectively beneficially hold 2,049,009 shares of Common Stock. This amount includes Common Stock issuable upon their conversion of 390,931 shares of Series A Convertible Preferred Stock and 286,031 shares of Series B Convertible Preferred Stock.
(8) Based on a Schedule 13G filed jointly in February 1999, Alliance Capital Management, L.P., AXA, AXA Assurances I.A.R.D. Mutuelle ("AXAAIM"), AXA Assurances Vie Mutuelle ("AXAAVM"), AXA Conseil Vie Assurance Mutuelle ("AXACVAM"), AXA Courtage Assurance Mutuelle ("AXACAM") and The Equitable Companies, Inc. collectively beneficially hold 1,162,100 shares of Common Stock. The address of AXA is 9 Place Vendome 75001 Paris, France. The address of AXAAIM and AXAAVM is 21, rue de Chateaudun 75009 Paris, France. The address of AXACVAM is 100-101

Terrasse Boieldieu 92042 Paris La Defense, France. The address of AXACAM is 26, rue Louis le Grand 75002 Paris, France.

(9) Based on a Schedule 13G/A filed in January 1999, Dewey Square Investors Corp. beneficially holds 866,419 shares of Common Stock. This amount includes Common Stock issuable upon their conversion of Preferred Stock.

(10) Consists of shares of Common Stock issuable upon their exercise of options within 60 days hereof.

(11) Includes 91,665 shares of Common Stock issuable upon their exercise of options within 60 days hereof, and approximately 80,798 shares of Common Stock issuable upon conversion of 25,500 shares of Series A Convertible Preferred Stock.

(12) Includes 313,328 shares of Common Stock issuable upon their exercise of options within 60 days hereof, 24,016 shares of Common Stock, and approximately 2,451 shares of Common Stock issuable upon conversion of 1,000 shares of Series B Preferred Stock owned directly by Mr. LeBlanc, 1,000 shares of Common Stock held by Mr. LeBlanc's wife and 4,000 shares of Common Stock held by Mr. LeBlanc's children.

(13) Includes 91,665 shares of Common Stock issuable upon their exercise of options within 60 days hereof.

(14) Includes 80,000 shares of Common Stock issuable upon their exercise of options within 60 days hereof.

(15) Includes 260,000 shares of Common Stock issuable upon their exercise of options within 60 days hereof.

(16) Includes 29,998 shares of Common Stock issuable upon their exercise of options within 60 days hereof.

(17) Includes 10,000 shares of Common Stock issuable upon their exercise of options within 60 days hereof, approximately 3,105 shares of Common Stock issuable upon conversion of 980 shares of Series A Preferred Stock, approximately 980 shares of Common Stock issuable upon conversion of 400 shares of Series B Preferred Stock held by Mr. Nance's children, and 3,690 shares of Common Stock.

(18) Includes 2,682,484 shares of Common Stock issuable upon their exercise of options within 60 days hereof.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

The Company's Certificate of Incorporation and Bylaws provide for the classification of the Board of Directors into three classes. The term of the current Class III Directors expires at the 2002 Annual Meeting of Stockholders (the "Meeting") and when their successors are duly elected and shall have qualified. All nominees are currently Class III Directors of the Company. Management has no reason to believe that any of the nominees will be unable or unwilling to serve as a director, if elected. Should any nominee not be a candidate at the time of the Meeting (a situation which is not now anticipated), proxies may be voted in favor of the remaining nominees and may be also voted for a substitute nominee selected by the Board of Directors.

Unless authority is specifically withheld, proxies will be voted for the election of the nominees named below, to serve as Class III Directors of the Company for a term of office to expire at the third succeeding Annual Meeting of Stockholders and until their successors have been duly elected and qualified. Class III Directors shall be elected by a plurality of the votes cast, in person or by proxy, at the Meeting. The Class I and Class II Directors will continue to serve their respective terms, with the two Class I Directors having a term that will expire at the 2003 Annual Meeting of Stockholders of the Company and the two Class II Directors having a term that will expire at the 2004 Annual Meeting of Stockholders of the Company.

The Company also has 2,573,926 shares of Series A Convertible Preferred Stock and 2,950,000 shares of Series B Convertible Preferred Stock outstanding (together, the "Preferred Stock"). Dividends on the Preferred Stock have not been paid since the dividend payment of October 1, 2000. The holders of the Preferred Stock are eligible to elect two directors to the Company's Board of Directors upon the Company's failure to pay six quarterly dividends, whether or not consecutive. The regularly scheduled dividend payment that was due April 1, 2002 was the sixth dividend non-payment. Accordingly, the holders of Preferred Stock have the right to elect two directors to the Company's Board of Directors. The election of directors by the holders of the Preferred Stock will be at a separate meeting of the holders of the Preferred Stock called by the Company to be held June 27, 2002. The holders of the Preferred Stock are not eligible to vote at this meeting.

The names of the nominees and certain information concerning them are set forth:

Name	Class of Director	Principal Occupation for the Past Five Years and Current Public Directorships	Age	First Year Became a Director(1)
Neil D. Arnold	III	**Director and Vice Chairman of the Board.** Officer of WPN Corp., a financial consulting company, since August 2001. Private Investor since May 1999. Group Finance Director of Lucas Varity plc from December 1996 to May 1999, and Executive Vice President - Corporate Development from September 1996 to	53	1992

		December 1996; Senior Vice President and Chief Financial Officer of Varity Corporation from July 1990 to September 1996. Lucas Varity plc designs, manufactures and supplies advanced technology systems, products and services in the world's automotive and aerospace industries.		
Robert A. Davidow	III	**Director.** Private investor since January 1990. Director of Arden Group, Inc., a supermarket holding company.	60	1992
Ronald LaBow	III	**Chairman of the Board.** President of Stonehill Investment Corp. since February 1990. Director of Regency Equities Corp., a real estate company, and an officer and director of WPN Corp., a financial consulting company.	66	1991

The names of the Class I and Class II Directors, whose terms expire at the 2003 and 2004 annual meeting of stockholders of the Company, respectively, who are currently serving their terms are set forth below:

Name	Class of Director	Principal Occupation for the Past Five Years and Current Public Directorships	Age	First Year Became a Director(1)
William Goldsmith	I	**Director.** Management and Marketing Consultant since 1984. Chairman of Nucon Energy Corp. since 1997 and TMP, Inc. from January 1991 to 1993. Chairman and Chief Executive Officer of Overspin Golf Corp. from 1993 to 1997. Chairman and Chief Executive Officer of Fiber Fuel International, Inc., from 1994 to 1997. Life Trustee to Carnegie Mellon University since 1980.	83	1987
Robert D. LeBlanc	I	**Director.** Executive Vice President of the Company since April 1998. President and Chief Executive Officer of Handy & Harman ("H&H") since April 1998. (H&H was acquired by the Company in April 1998). President, Chief Operating Officer and Director of H&H from July 1997 to	52	1999

		April 1998. Executive Vice President of H&H from November 1996 to July 1997. Director of Church & Dwight Co., Inc., a consumer products and specialty chemical company, since July 1998.		
Marvin L. Olshan	II	Director. Secretary of the Company since 1991. Partner, Olshan Grundman Frome Rosenzweig & Wolosky LLP, from 1956 to 2002, and Of Counsel since 2002.	74	1991
Raymond S. Troubh	II	Director. Financial Consultant for in excess of past five years. Mr. Troubh is also a director of ARIAD Pharmaceuticals, Inc., Diamond Offshore Drilling, Inc., Enron Corp., General American Investors Company, Gentiva Health Services, Inc., Health Net, Inc., Hercules Incorporated, Starwood Hotels & Resorts, and Triarc Companies, Inc., a holding company. Trustee of Petrie Stores Liquidating Trust.	76	1992

(1) The Company and its subsidiaries were reorganized into a new holding company structure ("Corporate Reorganization") on July 26, 1994. Prior to the Corporate Reorganization, all directors of the Company who were directors at the time of the Corporate Reorganization were directors of Wheeling-Pittsburgh Corporation.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE NOMINEES.

Meetings and Committees

The Board of Directors met on 4 occasions and took action by unanimous written consent on 1 occasion during the fiscal year ended December 31, 2001. There are five Committees of the Board of Directors: the Executive Committee, the Audit Committee, the Compensation Committee, the Nominating Committee and the Stock Option Committee (for the 1991 Incentive and Nonqualified Stock Option Plan and the 2001 Stock Option Plan). The members of the Executive Committee are Ronald LaBow, Robert A. Davidow, Marvin L. Olshan, Raymond S. Troubh and Neil D. Arnold. The Executive Committee took action by unanimous written consent on 3 occasions during the fiscal year ended December 31, 2001. The Executive Committee possesses and exercises all the power and authority of the Board of Directors in the management and direction of the business and affairs of the Company except as limited by law and except for the power to change the membership or to fill vacancies on the Board of Directors or the Executive Committee. The members of the Audit Committee are Raymond S. Troubh, Robert A. Davidow and William Goldsmith. The Audit Committee met on 4 occasions and took action by unanimous written consent on 1 occasion during the fiscal year ended December 31, 2001. The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility to oversee the Company's financial reporting activities. The Audit Committee annually recommends to the Board of Directors independent public accountants to serve as auditors of the Company's books, records and accounts, reviews the scope of the audits performed by such auditors and the audit reports prepared by them, reviews and monitors the Company's internal accounting procedures and monitors compliance with the Company's Code of Ethics Policy and Conflict of Interest Policy. A report from the Audit Committee is also included in this Proxy Statement, see Audit Committee Report. The members of the Compensation Committee are Robert A. Davidow, William Goldsmith and Marvin L. Olshan. The Compensation Committee met on 4 occasions and took action by unanimous written consent on 2 occasions during the fiscal year ended December 31, 2001. The Compensation Committee reviews compensation arrangements and personnel matters. The members of the Nominating Committee are Ronald LaBow, Marvin L. Olshan and Robert A. Davidow. The Nominating Committee took action by unanimous written consent on 1 occasion during the fiscal year ended December 31, 2001. The Nominating Committee recommends nominees to the Board of Directors of the Company. The members of the Stock Option Committee are Raymond S. Troubh and Robert A. Davidow. The Stock Option Committee administers the granting of stock options under the 1991 Incentive and Nonqualified Stock Option Plan (the "1991 Plan") and the 2001 Stock Option Plan (the "2001 Plan"). The Stock Option Committee took action by unanimous written consent on 2 occasions during the fiscal year ended December 31, 2001.

Directors of the Company who are not employees of the Company or its subsidiaries are entitled to receive compensation for serving as directors in the amount of $40,000 per annum and $1,000 per Board Meeting, $800 per Committee Meeting attended in person and $500 per telephonic meeting other than the Stock Option Committee, and $1,000 per day of consultation and other services provided other than at meetings of the Board or Committees thereof, at the request of the Chairman of the Board. Committee Chairmen also receive an additional annual fee of $1,800. Directors of the Company (other than the Chairman of the Board or directors who are employees of the Company or its subsidiaries) also receive options to purchase 8,000 shares of Common Stock per annum on the date of each annual meeting of stockholders up to a maximum of 40,000 shares of Common Stock pursuant to the Company's 1993 Directors and Non-Employee Officers Stock Option Plan (the "1993 Plan"). All directors of the Company permitted to participate in the 1993 Plan have received the maximum number of shares permitted to be issued thereunder. In addition, directors of the Company (other than the Chairman of the Board or directors who are employees of the Company or its subsidiaries) also received options to purchase 25,000 shares of Common Stock on December 1, 1997 and receive options to purchase 5,000 shares of Common Stock per annum on the date of each annual meeting of stockholders up to a maximum of 40,000 shares of Common Stock pursuant to the Company's 1997 Directors Stock Option Plan (the "1997 Plan"). All directors of the Company permitted to participate in the 1997 Plan have received the maximum number of shares permitted to be issued thereunder.

On July 13, 2001, directors William Goldsmith and Raymond S. Troubh received options to purchase 30,000 shares of Common Stock, directors Robert A. Davidow and Marvin L. Olshan received options to purchase 35,000 shares of Common Stock, and directors Robert D. LeBlanc and Neil D. Arnold received options to purchase 160,000 shares of Common Stock. 33.33% of these options vest on the date of grant, 33.33% on the first anniversary of the grant date and 33.34% on the second anniversary of the grant date.

Pursuant to a management agreement effective as of January 3, 1991, as amended (the "Management Agreement"), approved by a majority of the Company's disinterested directors, WPN Corp. ("WPN"), of which Ronald LaBow, the Chairman of the Board of the Company, is the sole stockholder and an officer and director, provides financial, management, advisory and consulting services to the Company, subject to the supervision and control of the Company's disinterested directors. The Management Agreement has a two-year term and is renewable automatically for successive two-year periods, unless terminated by either party upon 60 days' notice prior to the renewal date. In 2001, WPN received a monthly fee of $520,833.33. WPN Corp. also receives certain benefits from financial intermediaries which it transacts business with on behalf of the Company in the form of research materials and services, which are used by WPN Corp. on behalf of the Company and in connection with its other activities. For the fiscal year 2001, the amount of such reimbursement was approximately $75,000. The Company believes that the cost of obtaining the type and quality of services rendered by WPN under the Management Agreement is no less favorable than that at which the Company could obtain such services from unaffiliated entities. See "Executive Compensation -- Management Agreement with WPN."

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who beneficially own more than ten percent (10%) of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. In addition, under Section 16(a), trusts for which a reporting person is a trustee and a beneficiary (or for which a member of his immediate family is a beneficiary) may have a separate reporting obligation with regard to ownership of the Common Stock and other equity securities of the Company. Such reporting persons are required by rules of the Securities and Exchange Commission to furnish the Company with copies of all Section 16(a) reports they file. Based solely upon a review of the copies of such forms furnished to the Company and written representations from the Company's executive officers, directors and greater than ten percent (10%) beneficial stockholders, the Company believes that during the year ended December 31, 2001, all persons subject to the reporting requirements of Section 16(a) filed the required reports on a timely basis, except for a Form 5 which was inadvertently filed late by one director.

MANAGEMENT

Executive Officers of the Company

The following table contains the names, positions and ages of the executive officers of the Company who are not directors.

Name	Principal Occupation for the Past Five Years and Current Public Directorships	Age
James G. Bradley	**Executive Vice President.** President and Chief Executive Officer of WPSC and WPC since April 1998. President and Chief Operating Officer of Keppel Steel Company from October 1997 to April 1998. Vice President of WHX from October 1995 to October 1997. Executive Vice President-Operations of WPSC from October 1995 to October 1997.	57
Robert K. Hynes	**Vice President--Finance.** Vice President—Finance since June 2001. Vice President of H&H since March 2000. Director of Audit and Financial Standards of H&H from April 1995 to March 2000.	47

EXECUTIVE COMPENSATION

Summary Compensation Table. The following table sets forth, for the fiscal years indicated, all compensation awarded to, paid to or earned by the following type of executive officers for the fiscal years ended December 31, 1999, 2000 and 2001: (i) individuals who served as, or acted in the capacity of, the Company's principal executive officer for the fiscal year ended December 31, 2001 (Mr. LeBlanc served as the Company's Principal Executive Officer in 2001); (ii) the Company's other most highly compensated executive officers, which together with the Principal Executive Officer are the most highly compensated officers of the Company whose salary and bonus exceeded $100,000 with respect to the fiscal year ended December 31, 2001 and who were employed at the end of fiscal year 2001; and (iii) up to two additional individuals for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer of the Company at the end of fiscal year 2001. Please note that the executive officers identified in (i), (ii) and (iii) above are collectively referred to as the "Named Executive Officers."

Summary Compensation Table

Name and Principal Position		Annual Compensation			Long Term Compensation	
	Year	Salary ($)	Bonus ($)(1)	Other Annual Compensation ($)(2)	Securities Underlying Options (#)	All Other Compensation ($)(3)
Robert D. LeBlanc	2001	460,000	—	—	160,000	2,771(4)
Executive Vice President	2000	433,500	175,000	—	—	2,496(4)
(Principal Executive Officer)	1999	410,774	300,000	—	—	1,640(4)
James G. Bradley	2001	385,000	—	—	—	14,350
Executive Vice President	2000	400,000	—	—	—	12,350
	1999	400,000	125,000	—	—	10,767
Robert K. Hynes	2001	174,277	15,000	—	50,000	716(4)
Vice President-Finance(5)	2000	138,882	55,000	—	10,000	462(4)
	1999	121,164	90,000	—	—	491(4)
Arnold G. Nance(6)	2001	214,852	—	—	—	368,535(7)
	2000	364,525	75,000	—	10,000	8,628(8)
	1999	355,654	150,000	—	—	8,718(9)

(1) Messrs. LeBlanc, Hynes and Nance were granted bonuses pursuant to the H&H Management Incentive Plan in 2001 and 2000 for services performed in the prior year. Mr. Hynes was granted a bonus by the Company in 2002 for services performed in the prior year. Mr. Bradley was granted a bonus in 2000 for services performed in the prior year. All bonus amounts have been attributed to the year in which the services were performed.

(2) Excludes perquisites and other personal benefits unless the aggregate amount of such compensation exceeds the lesser of either $50,000 or 10% of the total of annual salary and bonus reported for such Named Executive Officer.
(3) Amounts shown, unless otherwise noted, reflect employer contributions to pension plans.
(4) Represents insurance premiums paid by the Company.
(5) Mr. Hynes' employment as an officer of the Company commenced June 2001. Prior to such time, he was an employee of Handy & Harman, a subsidiary of the Company since the Handy & Harman acquisition in April 1998.
(6) Mr. Nance's employment with the Company terminated August 1, 2001.
(7) Represents insurance premiums paid by the Company in the amount of $1,035 and a severance payment to Mr. Nance regarding the termination of his employment in the amount of $367,500.
(8) Includes insurance premiums paid by the Company in 2000 of $928.
(9) Includes insurance premiums paid by the Company in 1999 of $1,018.

Option Grants Table. The following table sets forth certain information regarding stock option grants made to each of the Named Executive Officers during the fiscal year ended December 31, 2001.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted (1)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)	Expiration Date	5%($)	10%($)
Robert D. LeBlanc.............	160,000	20.65%	$1.63	7/13/11	$164,016	$415,648
Robert K. Hynes................	50,000	6.45%	$1.63	7/13/11	$51,255	$129,890

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(1) All options were granted under the Company's 2001 Stock Option Plan on July 13, 2001. 33.33% of such options vested upon the grant date, 33.33% vest on the first anniversary of the grant date, and 33.34% vest on the second anniversary of the grant date.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth certain information concerning unexercised stock options held by the Named Executive Officers as of December 31, 2001.

Name	Number of Securities Underlying Unexercised Options at 2001 Fiscal Year-End(#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at 2001 Fiscal Year-End ($)(1) Exercisable/Unexercisable
Robert D. LeBlanc	313,328/106,672	0/0
James G. Bradley	260,000/0	0/0
Robert K. Hynes........................	29,998/40,002	0/0
Arnold G. Nance	10,000/0	0/0

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(1) On December 31, 2001, the last reported sales price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $1.54.

Long-Term Incentive and Pension Plans. Other than as described below, the Company does not have any long-term incentive or defined benefit pension plans.

In January 1999, H&H amended and restated its Long Term Incentive Plan ("LTIP"), in which the final cycle had been terminated on December 31, 1998. The current LTIP is a performance-based plan pursuant to which executives of H&H earn the right to receive awards based on the achievement of pre-established financial performance and other goals. The amended LTIP established overlapping cycles with each cycle encompassing five fiscal years, commencing on January 1, 1999. LTIP participants are selected by H&H's Chief Executive Officer and the Compensation Committee of the Board of Directors of the Company. Messrs. LeBlanc and Hynes are the only Named Executive Officers who are participants in the Amended and Restated LTIP.

H&H maintains the Supplemental Executive Retirement Plan ("SERP") to provide executive officers the amount of reduction in their formula pension benefits under the WHX Pension Plan on account of the limitation on pay under Section 401(a)(17) of the Internal Revenue Code ("IRC") and the limitation on benefits under Section 415 of the IRC. The SERP also applies the WHX Pension Plan formula to the Career Average Pay after including 100 percent of the amounts received under the Handy & Harman Management Incentive Plan. Amounts received under the SERP are not subject to Cost of Living increases.

The following Table shows the projected Annual Retirement Benefits, payable on the basis of ten years of certain payments and thereafter for life, to each of the individuals listed in the Summary Compensation Table at age 65 assuming continuation of employment until age 65. The amounts shown under Salary reflect the current rate of salary as plan compensation for Messrs. LeBlanc and Hynes of $460,000 and $200,000, respectively, and includes the benefits payable under both the WHX Pension Plan and the SERP. The amount of benefits shown under Bonus would be payable under the SERP and assumes continuation of the amount of Bonus received on average over the prior 3 fiscal years.

Executive Pension Benefits

	Normal Retirement		**Annual Retirement Benefits From:**		
Name	Date (NRD)	Service at NRD	Salary	Bonus	Total
R.D. LeBlanc	July 1, 2014	17 yrs. 8 mos.	$155,708	$ 57,648	$213,556
R. K. Hynes	Sept. 1, 2019	30 yrs. 1 mos.	$91,823	$27,476	$119,299

In 1998 WPC established a supplemental defined benefit plan covering WPC salaried employees employed as of January 31, 1998 which provides a guaranteed minimum benefit based on years of service and compensation. The gross benefit from this plan is offset by the annuitized value of the defined contribution plan account balance and any benefits payable from the Pension Benefit Guaranty Corporation from the previously terminated defined benefit pension plan. None of the Named Executive Officers are entitled to any benefits under such plan.

Deferred Compensation Agreements. Except as described in the next paragraph with respect to the employment agreements of Messrs. LeBlanc, Bradley and Hynes, no plan or arrangement exists which results in compensation to a Named Executive Officer in excess of $100,000 upon such officer's future termination of employment or upon a change-of-control.

Employment Agreements. Mr. Robert D. LeBlanc became Executive Vice President of the Company pursuant to a three-year employment agreement dated as of April 7, 1998, which is automatically extended for successive two-year periods unless earlier terminated pursuant to the provisions of such agreement. The agreement provides for an annual salary to Mr. LeBlanc of no less than $400,000 and an annual bonus to be awarded at the Company's sole discretion. Mr. LeBlanc was granted a bonus of $175,000 in 2001 for services performed in 2000. Mr. LeBlanc was not granted a bonus in 2002 for services performed in 2001. In the event that Mr. LeBlanc's employment is terminated by the Company other than with cause, he will receive a payment of two year's salary at the highest rate in effect for the twelve preceding months plus two times his average bonus during the last three preceding years.

Mr. James G. Bradley became President and Chief Executive Officer of WPSC and Executive Vice President of the Company pursuant to a three-year employment agreement dated as of April 23, 1998, which is automatically extended for successive three-year periods unless earlier terminated pursuant to the provisions of such agreement. The agreement provides for an annual salary to Mr. Bradley of $400,000 and an annual bonus to be awarded at the Company's sole discretion. Mr. Bradley was not granted bonuses in 2002 and 2001 for services performed in 2001 and 2000. In the event that Mr. Bradley's employment is terminated by the Company other than with cause, he will receive a payment of $1,200,000.

Mr. Robert K. Hynes became Vice President-Finance of the Company pursuant to a one-year employment agreement dated July 1, 2001, which will be automatically extended for successive one-year periods unless earlier terminated pursuant to the provisions of such agreement. The agreement provides for an annual salary to Mr. Hynes of no less than $200,000 and an annual bonus to be awarded at the Company's sole discretion. Mr. Hynes was granted a bonus of $15,000 in 2002 for services performed in 2001. In the event that Mr. Hynes' employment is terminated by the Company other than with cause, he will receive a payment of one year's base salary at the highest rate in effect for the twelve preceding months plus bonus plan and compensation accrued.

Report on Repricing of Options. None of the stock options granted under any of the Company's plans were repriced in the fiscal year ended 2001.

Compensation Committee Interlock and Insider Participation. Messrs. Davidow, Goldsmith and Olshan each served as a member of the Compensation Committee of the Board of Directors during the fiscal year ended December 31, 2001. Mr. Olshan is Of Counsel to Olshan Grundman Frome Rosenzweig & Wolosky LLP, which the Company has retained as outside general counsel since January 1991. The Company has paid such firm approximately $695,000 during the fiscal year ended December 31, 2001.

Management Agreement with WPN Corp. Pursuant to the Management Agreement, approved by a majority of the Company's disinterested directors, WPN, of which Ronald LaBow, the Chairman of the Board of the Company, is the sole stockholder and an officer and director, provides financial, management, advisory and consulting services to the Company, subject to the supervision and control of the disinterested directors. Such services include, among others, identification, evaluation and negotiation of acquisitions, responsibility for financing matters, review of annual and quarterly budgets, supervision and administration, as appropriate, of all the Company's accounting and financial functions and review and supervision of the Company's reporting obligations under Federal and state securities laws. For fiscal year 2001, 2000 and 1999, WPN received a monthly fee of $520,833.33. In addition, in October 1999 the Board of Directors also awarded a $3,280,000 bonus to WPN in recognition of the extraordinary returns earned by WPN on behalf of the Company in its management of the Company's cash and marketable securities. In August 1997, the Company granted WPN options to acquire 1,000,000 shares of Common Stock. Such options are held by WPN as nominee for Ronald LaBow, Stewart E. Tabin and Neale X. Trangucci, each of whom is an officer of WPN, and has the right to acquire 600,000, 200,000 and 200,000 shares, respectively, of Common Stock. WPN additionally beneficially owns options to purchase 982,500 shares of Common Stock. The weighted average exercise price of all such options is $10.23. None of these options were exercised in 2001. The Company provides indemnification for WPN's employees, officers and directors against any liability, obligation or loss resulting from their actions pursuant to the

Management Agreement. The Management Agreement has a two year term and is renewable automatically for successive two year periods, unless terminated by either party upon 60 days' notice prior to the renewal date. WPN Corp. also receives certain benefits from financial intermediaries which it transacts business with on behalf of the Company in the form of research materials and services, which are used by WPN Corp. on behalf of the Company and in connection with its other activities. For the fiscal year 2001, the amount of such reimbursement was approximately $75,000. WPN has not derived any other income and has not received reimbursement of any of its expenses (other than health benefits and standard directors' fees) from the Company in connection with the performance of services described above. The Company believes that the cost of obtaining the type and quality of services rendered by WPN under the Management Agreement is no less favorable than the cost at which the Company could obtain from unaffiliated entities.

Audit Committee Report

The Board of Directors appoints an Audit Committee each year to review the Company's financial matters. The members of the Audit Committee are Raymond S. Troubh, Robert A. Davidow and William Goldsmith. Each member of the Company's audit committee meets the independence requirements set by the Securities and Exchange Commission ("SEC") and the New York Stock Exchange. The Audit Committee operates under a written charter adopted by the Board of Directors.

The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility to oversee the Company's financial reporting activities. The Audit Committee meets with the Company's independent accountants and reviews the scope of their audit, report and recommendations. The Audit Committee also recommends to the Board of Directors the selection of the Company's independent accountants. The Audit Committee met four times during fiscal 2001. The Audit Committee members reviewed and discussed the audited financial statements for the fiscal year ending December 31, 2001 with management. The Audit Committee also discussed all the matters required to be discussed by Statement of Auditing Standard No. 61 with the Company's independent auditors, PricewaterhouseCoopers LLP. The Audit Committee received the written disclosures and the letter from PricewaterhouseCoopers LLP as required by Independence Standards Board Standard No. 1 and has discussed the independence of PricewaterhouseCoopers LLP with representatives of such firm.

Based on their review and the discussions described above, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K to be filed with the SEC.

Audit Committee
Raymond S. Troubh, Chairman
Robert A. Davidow
William Goldsmith

2001 Compensation Committee Report on Executive Compensation:

General

The Compensation Committee determines the cash and other incentive compensation, if any, to be paid to the Company's executive officers and key employees. Messrs. Davidow, Olshan and Goldsmith serve as members of the Compensation Committee. The Stock Option Committee is responsible for the administration and award of stock options under the 1991 Incentive and Nonqualified Stock Option Plan and the 2001 Stock Option Plan. Messrs. Davidow and Troubh serve as members of the Stock Option Committee. Both Messrs. Davidow and Troubh are non-employee directors of the Company, as defined under Rule 16b-3 of the 1934 Securities Exchange Act, as amended. Mr. Davidow serves as Chairman of the Compensation Committee. The Compensation Committee met 4 times during the fiscal year ended December 31, 2001.

Compensation Philosophy

The Compensation Committee's executive compensation philosophy is to base management's pay, in part, on achievement of the Company's annual and long-term performance goals, to provide competitive levels of compensation, to recognize individual initiative, achievement and length of service to the Company, and to assist the Company in attracting and retaining qualified management. The Compensation Committee also believes that the potential for equity ownership by management is beneficial in aligning management and stockholders' interests in the enhancement of stockholder value. The Company has not established a policy with regard to Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

Salaries

Base salaries for the Company's executive officers are determined initially by evaluating the responsibilities of the position held and the experience of the individual, and by reference to the competitive marketplace for management talent, including a comparison of base salaries for comparable positions at other comparable companies. Base salary compensation of executive officers is reviewed annually by the Compensation Committee, and recommendations of the Compensation Committee in that regard are acted upon by the Board of Directors. Annual salary adjustments are determined by evaluating the competitive marketplace; the performance of the Company which includes in descending level of importance, operating income of the Company and cash management, production efficiency and quality of products; the performance of the executive; the length of the executive's service to the Company and any increased responsibilities assumed by the executive. The Company places itself between the low and medium levels in determining salaries compared to the other comparable holding companies of industrial businesses.

Incentive Compensation

H&H Management Incentive Plan

H&H, which the Company acquired in April 1998 and which is now a wholly owned subsidiary of the Company, maintains a Management Incentive Plan ("MIP") which is an annual incentive program that rewards selected officers and key employees each year based on their contributions to the profits of H&H.

Participants in the MIP are designated by the Chief Executive Officer of H&H and ratified by the Compensation Committee of the Board of Directors of the Company at the beginning of each fiscal year. Awards granted under the MIP are approved by the Board of Directors of H&H. Mr. LeBlanc is the only Named Executive Officer who is a participant in the MIP.

2001 WPSC Incentive Plans

WPSC had three principal incentive plans in 2001: the Gainsharing Plan, the Sales Incentive Plan and the Corporate Bonus Plan. Benefits and payments under these plans have been suspended in connection with the Chapter 11 filings. See "Certain Relationships and Related Transactions – Chapter 11 Bankruptcy Filing of Wheeling-Pittsburgh Corporation and its Subsidiaries."

Other Incentive Compensation

The Company from time to time considers the payment of discretionary bonuses to its executive officers. Bonuses would be determined based, first, upon the level of achievement by the Company of its strategic and operating goals and, second, upon the level of personal achievement by participants. The achievement of goals by the Company includes, among other things, the performance of the Company as measured by return on assets and the operating income of the Company, production efficiency and quality of products. The achievement of personal goals includes the actual performance of the unit of the Company for which the executive officer has responsibility as compared to the planned performance thereof, the level of cost savings achieved by such executive officer, other individual contributions, the ability to manage and motivate employees and the achievement of assigned projects. Bonuses are determined annually after the close of each fiscal year. Despite achievement of personal goals, bonuses may not be given based upon the performance of the Company as a whole.

Mr. LeBlanc, the Company's Principal Executive Officer, was President and Chief Executive Officer of H&H and Executive Vice President of the Company in 2001 with an annual base salary of $460,000. As described in the Employment Agreements section above, Mr. LeBlanc's annual base salary is determined by contract. In determining such amount, the Board of Directors considered the responsibilities performed by Mr. LeBlanc as Executive Vice President of the Company, Mr. LeBlanc's responsibilities as President and Chief Executive Officer of H&H, the performance of Mr. LeBlanc in managing and directing the Company's operations, the efforts by Mr. LeBlanc in assisting the Company to improve its capital base and financial condition, a competitive assessment of survey data of other industrial companies as it relates to the Company's performance versus other industrial companies, and the evaluation of the other factors described in "Salaries" above.

The Compensation Committee considered Mr. LeBlanc for cash performance bonuses in accordance with the following terms: the factors discussed in the above paragraph; the bonuses paid to other senior executives of the Company; the overall performance of the Company and H&H as measured by guidelines used to determine the bonuses of other senior executives including the operating results of the Company, production efficiency and quality of products; Mr. LeBlanc's impact on the improved operating results of H&H; and the transactions effected for the benefit of the Company that are outside of the ordinary course of business and directly or indirectly accomplished through the efforts of Mr. LeBlanc (e.g., business combinations, corporate partnering and other similar transactions). The Compensation Committee did not grant Mr. LeBlanc a bonus in 2002 for his services in 2001.

Stock Option and Other Plans

The Company awarded options to two Named Executive Offices in 2001: Robert K. Hynes and Robert D. LeBlanc. It is the philosophy of the Stock Option Committee that stock options should be awarded to employees of the Company to promote long-term interests between such employees and the Company's stockholders through an equity interest in the Company and assist in the retention of such employees. The Stock Option Committee also considered the amount and terms of options previously granted to executive officers. The Stock Option Committee believes the potential for equity ownership by management is beneficial in aligning management's and stockholders' interest in the enhancement of stockholder value. Participation in restricted stock, profit sharing and incentive plans is offered, pursuant to their terms, to provide incentive to executive officers to contribute to corporate growth and profitability.

<u>Compensation Committee</u>:
Robert A. Davidow, Chairman
William Goldsmith
Marvin L. Olshan

Common Stock Performance: The following graph compares, for each of the fiscal years indicated, the yearly percentage change in the Company's cumulative total stockholder return on the Company's Common Stock with the cumulative total return of a) the Standard and Poor's Index, a broad equity market index and b) Metal Fabricating Industry Group Index. This index has replaced the index of peer companies as the Company believes it more accurately reflects the Company's peer group. For comparison purpose, last year's peer group index consisting of the following industrial companies, Bethlehem Steel Corporation, Ispat Inland, Inc., LTV Corporation and Weirton Steel Corp., is also included.



COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
AMONG WHX CORPORATION,
S&P COMPOSITE INDEX AND MG GROUP INDEX
DOLLARS
250
225
200
175
150
125
100
75
50
25
0
1996
1997
1998
1999
2000
2001
WHX CORPORATION
S&P COMPOSITE
OLD PEER GROUP INDEX
MG GROUP INDEX

ASSUMES $100 INVESTED ON JAN. 1, 1997
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2001

	1996	1997	1998	1999	2000	2001
WHX CORPORATION	100.00	135.21	113.38	101.41	8.45	17.35
OLD PEER GROUP	100.00	83.29	35.87	60.30	8.32	4.81
METAL FABRICATION INDEX	100.00	135.08	113.45	139.75	114.44	134.54
S&P 500 INDEX	100.00	133.36	171.47	207.56	188.66	166.24

There can be no assurance that the Common Stock's performance will continue with the same or similar trends depicted in the graph above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Marvin L. Olshan, a director and Secretary of the Company, is Of Counsel to Olshan Grundman Frome Rosenzweig & Wolosky LLP ("OGFR&W"). The Company has retained OGFR&W as their outside general counsel since January 1991. For the fiscal year ended December 31, 2001, the Company paid OGFR&W approximately $695,000.

Neil D. Arnold, a director of the Company, joined WPN Corp. as an officer in August 2001. WPN Corp. is wholly-owned by Ronald LaBow, Chairman of the Board of the Company, and is party to a management agreement with the Company – see below. Mr. Arnold was paid $187,500 by WPN for his services in 2001. Prior to joining WPN, Mr. Arnold performed consulting services for the Company during 2001 and received compensation in the amount of $38,000 for such services.

Chapter 11 Bankruptcy Filing of Wheeling-Pittsburgh Corporation and its Subsidiaries

On November 16, 2000, Wheeling-Pittsburgh Corporation and its subsidiaries, including Wheeling-Pittsburgh Steel Corporation (together, the "WPC Group") filed voluntary petitions (the "Chapter 11 Filings") to reorganize their businesses under Chapter 11 of the U.S. Code. The Chapter 11 Filings were made in the United States Bankruptcy Court for the Northern District of Ohio. The WPC Group is in possession of its properties and assets and continues to manage its businesses with its existing directors and officers as debtors-in-possession subject to the supervision of the bankruptcy court.

Management Agreement

Pursuant to the Management Agreement approved by a majority of the Company's disinterested directors, WPN, of which Ronald LaBow, the Company's Chairman, is the sole stockholder and an officer and a director, provides the Company with financial, management, advisory and consulting services to the Company, subject to the supervision and control of the disinterested directors. The Management Agreement has a two year term and is renewable automatically for successive two year periods, unless terminated by either party upon 60 days' notice prior to the renewal date. The Company believes that the cost of obtaining the type and quality of services rendered by WPN under the Management Agreement is no less favorable than the cost at which the Company could obtain from unaffiliated entities. See "Executive Compensation-Management Agreement with WPN Corp."

PROPOSAL NO. 2
PROPOSED REVERSE STOCK SPLIT

Introduction

The Board of Directors of the Company has unanimously approved, subject to stockholder approval solicited hereby, a proposal to amend the Company's Certificate of Incorporation authorizing a reverse stock split of the outstanding shares of Common Stock, such that for every number of common shares up to four held by a stockholder, as determined by the Board, such holder would be entitled to one post-amendment common share (the "Reverse Stock Split"). Fractional shares would be treated as provided below, and outstanding options to purchase Common Stock and conversion rights of Preferred Stock would be adjusted accordingly. The Reverse Stock Split would become effective upon the filing with the Secretary of State of Delaware of an amendment to the Company's Certificate of Incorporation. Approval of the proposal would give the Board discretionary authority to implement the Reverse Stock Split for a 24-month period, until June 17, 2004.

The purpose of the Reverse Stock Split is to increase the market value of the Common Stock. The Board intends to effect the Reverse Stock Split only if it believes that a decrease in the number of shares outstanding may improve the trading market for the Common Stock. If the Reverse Stock Split is authorized by the stockholders, the Board will have the discretion to implement only one during the next 24 months, or effect no Reverse Stock Split at all. The Board has not specified the exact amount of the Reverse Stock Split, other than the maximum of one-to-four, in order to give it latitude. If the trading price of the Common Stock increases without the Reverse Stock Split, the Reverse Stock Split may not be necessary, or one of lesser proportions would be required than if the trading price decreased or remains constant.

In connection with any determination to effect the Reverse Stock Split, the Board will also select the Reverse Stock Split that, in its discretion, results in the greatest marketability of the Common Stock based on prevailing market conditions. No further action on the part of the stockholders would be required to effect the Reverse Stock Split. If no Reverse Stock Split is effected by June 17, 2004, the Board's authority to effect the Reverse Stock Split will also terminate.

Adjustments to the corporate financial statements to reflect the reclassification and Reverse Stock Split are expected to be minimal. The expected immediate effect in the market would be an increase in the trading price per share, and a decrease in the number of post-amendment shares involved in a trade of shares that would have been involved in an identical trade.

New York Stock Exchange Listing

The principal purpose of the Reverse Stock Split is to maintain the closing market price of the Common Stock above $1.00 per share in order to meet the continued listing criteria of the New York Stock Exchange ("NYSE"). The Company's Common Stock is listed on the NYSE.

In order to continue to be listed on the NYSE, certain NYSE continued listing standards must be met. Among the standards is a requirement that, in the event the NYSE notifies a listed company that the average closing price of its listed security has been less than $1.00 for any consecutive 30 trading day period, the company must have attained a stock price of at least $1.00 per share and a 30 trading day average closing price of $1.00 per share or higher six months after receipt of the NYSE notice. If the company fails to do so, the NYSE may delist the security.

The Company received a notice from the NYSE dated March 27, 2002 stating that the average closing price of the Common Stock had been less than $1.00 for more than 30 trading days. In compliance with NYSE rules, the Company notified the NYSE of its intention to meet the $1.00 per share price requirement. The Board of Directors believes that the Reverse Stock Split may be necessary in order to provide an opportunity to maintain the Company's NYSE listing while allowing sufficient time for a recovery in the Company's stock price.

The Board of Directors believes that it is important to provide the Company's stockholders with the best possible market for trading the Common Stock of the Company. If delisting were to occur, the Common Stock would likely trade on the National Association of Securities Dealers' Over the Counter Bulletin Board, which was established for securities that do not meet the Nasdaq listing requirements, or in the over the counter market in the "pink sheets" maintained by Pink Sheets LLC. Such alternative trading markets are generally considered less efficient and less liquid than the NYSE. Consequently, selling the Company's Common Stock could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and securities analysts' and news media coverage could be reduced.

These factors could result in lower prices and substantial spreads in the bid and ask prices for shares of the Common Stock. Delisting from the NYSE could also impair the Company's ability to raise additional capital through equity or debt financing and, to the extent the stock price is further depressed as a result of or in connection with the delisting, ownership dilution to stockholders might be higher if the Company issued equity in financing or other transactions, since more shares will need to be issued in order to raise a specific amount of capital.

Additionally, if the Common Stock is delisted, the Company might become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended. This rule generally imposes additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, generally a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's Common Stock and affect the ability of holders to sell their shares in the secondary market. Moreover, investors may be less interested in purchasing low-priced securities because the brokerage commission, as a percentage of the total transaction value, tends to be higher for such securities, and some investment funds will not invest in low-priced securities (other than those that focus on small-capitalization companies or low-priced securities).

Risks Associated with the Reverse Stock Split

As noted above, the principal purpose of the Reverse Stock Split would be to help maintain the 30-trading-day average closing price of the Common Stock above the $1.00 threshold required by the NYSE continued listing standards. Even though a reverse stock split, by itself, does not impact a company's assets or prospects, reverse stock splits can result in a decrease in the aggregate market value of a company's equity capital. The Board of Directors, however, believes that this risk is off-set by the prospect that the Reverse Stock Split will improve the likelihood that the Company will be able to maintain its NYSE listing and may, by increasing the per share price, make an investment in the Common Stock more attractive for certain investors. While it is expected that the reduction in the outstanding shares of Common Stock will increase the market price of the Common Stock, there are no assurances that the Reverse Stock Split will increase the market price of the Common Stock by a multiple equal to the number of pre-split shares in the Reverse Stock Split ratio or result in any permanent increase in the market price (which can be dependent upon many factors, including, but not limited to, the Company's business and financial performance and prospects). Should the market price decline after the Reverse Stock Split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the Reverse Stock Split. In some cases the stock price of companies that have effected reverse stock splits has subsequently declined back to pre-reverse split levels.

There are other reasons why the Reverse Stock Split may be perceived negatively in the marketplace. In addition to the fact that the number of shares available for trading are reduced, which generally has the effect of reducing liquidity, round lots (i.e., lots in multiples of 100 shares) may be converted into odd lots due to the split, which may in turn increase transaction costs for stockholders. Further, the Reverse Stock Split can have a negative effect on employee retention and recruitment by potentially reducing the number of shares that the Company could offer in option grants and other stock-based awards. The Company cannot guarantee that the market price of the Common Stock immediately after the effective date of the proposed Reverse Stock Split will be maintained for any period of time or that the ratio of post- and pre-split shares will remain the same after the Reverse Stock Split is effected, or that the Reverse Stock Split will not have an adverse effect on the stock price due to the reduced number of shares outstanding after the Reverse Stock Split.

Principal Effects of the Reverse Stock Split

If the stockholders approve the proposal to authorize the Board of Directors to implement the Reverse Stock Split and the Board decides to implement the Reverse Stock Split prior to June 17, 2004, the Company will amend the existing provision of the Certificate of Incorporation relating to the Company's authorized capital. Accordingly, Article Fourth, Section B of the Certificate of Incorporation, depending on the Reverse Stock Split ratio selected by the Board, will read as provided in Annex A.

If the stockholders approve the Reverse Stock Split, the appropriate amendment to the Company's Certificate of Incorporation would become effective upon the Board's decision to implement the Reverse Stock Split and the filing of an amendment to the Certificate of

Incorporation with the Secretary of State of Delaware. The proposed Reverse Stock Split will not affect any stockholder's proportionate equity interest in the Company or the rights, preferences, privileges or priorities of any stockholder, other than an adjustment which may occur due to payment for fractional shares. The proposed Reverse Stock Split will not affect the total stockholders' equity of the Company or any components of stockholders' equity as reflected on the financial statements of the Company except (i) to change the numbers of the issued and outstanding shares of Common Stock and (ii) for an adjustment which will occur due to the costs incurred by the Company in connection with this proxy statement and the implementation of such of the proposals as are approved by the stockholders. In addition, the conversion ratios and exercise prices, to the extent applicable, of the Company's outstanding stock options and Preferred Stock, will be proportionately adjusted upon the consummation of the Reverse Stock Split.

The following table illustrates the effect on the Company's Common Stock of the Reverse Stock Split for several possible exchange ratios:

NUMBER OF SHARES OF COMMON STOCK

	Prior to reverse stock split	1-for-2 reverse stock split	1-for-3 reverse stock split	1-for-4 reverse stock split
Authorized	60,000,000	60,000,000	60,000,000	60,000,000
Issued and outstanding	16,215,120	8,107,560	5,405,040	4,053,780
Available for future issuance	43,784,880	51,892,440	54,594,960	55,946,220

The $0.01 per share par value of the Common Stock will not be affected by the proposed amendment.

Exchange of Shares; No Fractional Shares

Pursuant to the Reverse Stock Split, depending on the Reverse Stock Split ratio selected by the Board of Directors, every number of shares up to four of issued Common Stock would be converted and reclassified into one share of post-split Common Stock. No certificates or scrip representing fractional share interests in the Common Stock will be issued, and no such fractional share interest will entitle the holder thereof to any rights as a stockholder of the Company. In lieu of any such fractional share interest, upon surrender of the certificates representing a holder's Common Stock, such holder shall be paid cash by the Company in an amount equal to the product of such fraction multiplied by the average closing sale prices of the Common Stock (as adjusted to reflect the reverse stock split) for the 10 trading days immediately before the effective date of the Reverse Stock Split (the "Split Effective Date") (or, in the event the Common Stock is not so traded on the Split Effective Date, such closing price on the next preceding day on which such stock is traded). All shares held by a stockholder will be aggregated, and one new stock certificate will be issued, unless the stockholder otherwise notifies the transfer agent. The proposed Reverse Stock Split would become effective immediately on the Split Effective Date. Stockholders will be notified on or after the Split Effective Date that the Reverse Stock Split has been effected. The Company's transfer agent, EquiServe LLP, will act as the Company's exchange agent (the "Exchange Agent") for stockholders in implementing the exchange of their certificates.

As soon as practicable after the Split Effective Date, stockholders will be notified and provided the opportunity (but shall not be obligated) to surrender their certificates to the Exchange Agent in exchange for certificates representing post-split Common Stock. Stockholders will not receive certificates for shares of post-split Common Stock unless and until the certificates representing their shares of pre-split Common Stock are surrendered and they provide such evidence of ownership of such shares as the Company or the Exchange Agent may require. **Stockholders should not destroy any stock certificate or forward their certificates to the Exchange Agent until they have received notice from the Company that the Reverse Stock Split has become effective.** Beginning on the Split Effective Date, each certificate representing shares of the Company's pre-split Common Stock will be deemed for all corporate purposes to evidence ownership of the appropriate number of shares of post-split Common Stock.

No service charge shall be payable by stockholders in connection with the exchange of certificates, all costs of which will be borne and paid by the Company.

Certain Federal Income Tax Consequences

The following is a summary of certain material federal income tax consequences of the Reverse Stock Split; however, this does not purport to be a complete discussion of all of the possible federal income tax consequences of the Reverse Stock Split. It does not discuss any state, local, foreign or minimum income or other U.S. federal tax consequences. Also, it does not address the tax consequences to stockholders who are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. This discussion is based on the provisions of the United States federal income tax law as of the date hereof, which is subject to change retroactively as well as prospectively. This summary also assumes that the pre-split shares were, and the post-split shares will be, held as "capital assets," as defined in the Internal Revenue Code of 1986, as amended (generally, property held for investment). Tax treatment may vary depending upon particular facts and circumstances. Accordingly, each stockholder should consult with his or her own tax advisor concerning the effects of the Reverse Stock Split.

Each stockholder should recognize no gain or loss upon the exchange of pre-split shares for post-split shares pursuant to the Reverse Stock Split (except to the extent of any cash received in lieu of a fraction of your post-split share). Cash payments in lieu of a fractional post-split share should be treated as if the fractional share were issued and then redeemed by the

Company for cash. Each stockholder should then recognize capital gain or loss equal to the difference, if any, between the amount of cash received and the basis in the fractional share.

The aggregate tax basis of the post-split shares received in the Reverse Stock Split (including any fraction of a post-split share deemed to have been received) will be the same as the aggregate tax basis in the pre-split shares exchanged. The holding period for the post-split shares will include the period during which the pre-split shares surrendered in the Reverse Stock Split were held.

The Company believes that the Reverse Stock Split will qualify as a "recapitalization" under Section 368(a)(1)(E) of the Internal Revenue Code. As a result, the Company will not recognize any gain or loss as a result of the Reverse Stock Split.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OR THE REVERSE STOCK SPLIT.

PROPOSAL NO. 3

INDEPENDENT PUBLIC ACCOUNTANTS

The accounting firm of PricewaterhouseCoopers LLP has been selected as the independent public accountants for the Company for the fiscal year ending December 31, 2002. Although the selection of accountants does not require ratification, the Board of Directors has directed that the appointment of PricewaterhouseCoopers LLP be submitted to stockholders for ratification due to the significance of their appointment by the Company. If stockholders do not ratify the appointment of PricewaterhouseCoopers LLP, the Board of Directors will consider the appointment of other certified public accountants. A representative of that firm, which served as the Company's independent public accountants for the fiscal year ended December 31, 2001, is expected to be present at the Meeting and, if he so desires, will have the opportunity to make a statement, and in any event will be available to respond to appropriate questions.

The following fees were billed by PricewaterhouseCoopers LLP to the Company for services performed on behalf of the Company (excluding the WPC Group), as described below:

Audit Fees: The aggregate fees for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2001 and the reviews of the financial statements included in the Company's Form 10-Qs for such fiscal year were approximately $564,000 (including expenses), of which $268,000 was billed in fiscal 2001. Fees related to the audit of the Company's employee benefit plan filed on Form 11-K amounted to $16,000 and were billed in fiscal 2001. In addition, during fiscal 2001 PricewaterhouseCoopers LLP billed the Company for fees of $319,000 (including expenses) relating to the audit of the Company's annual financial statements for the fiscal year ended December 31, 2000.

Financial Information Systems Design And Implementation Fees: No fees were billed for professional services rendered by PricewaterhouseCoopers LLP for financial information systems design and implementation services for the fiscal year ended December 31, 2001.

All Other Fees: The aggregate fees billed for services rendered by PricewaterhouseCoopers LLP, other than the services referred to above, for the fiscal year ended December 31, 2001 were approximately $157,000 for services performed on behalf of the Company. Such fees relate to the statutory audits of several of the Company's international legal entities, audits of various employee benefit plans and tax advisory services.

The following fees were billed by PricewaterhouseCoopers LLP to the WPC Group for services performed on behalf of the WPC Group, as described below:

Audit Fees: The aggregate fees for professional services rendered by PricewaterhouseCoopers LLP for the audit of the WPC Group's annual financial statements for the fiscal year ended December 31, 2001 were approximately $269,000 (including expenses), of which $114,000 was billed in fiscal 2001. Fees related to the audit of an employee benefit plan of the WPC Group filed on Form 11-K amounted to $5,400 and were billed in 2001. Wheeling-Pittsburgh Corporation and its subsidiaries are unconsolidated subsidiaries of the Company.

Financial Information Systems Design And Implementation Fees: No fees were billed for professional services rendered by PricewaterhouseCoopers LLP for financial information systems design and implementation services for the fiscal year ended December 31, 2001.

All Other Fees: The aggregate fees billed for services rendered by PricewaterhouseCoopers LLP, other than the services referred to above, for the fiscal year ended December 31, 2001 were approximately $2,343,000 for services performed on behalf of the WPC Group primarily for advice and assistance relating to the WPC Group's bankruptcy proceedings and related regulatory filings, audits of several employee benefit plans and tax advisory services.

The audit committee has considered whether the provision by PricewaterhouseCoopers LLP of the services covered by the fees other than the audit fees is compatible with maintaining PricewaterhouseCoopers LLP's independence and believes that it is compatible.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE SELECTION OF THE INDEPENDENT PUBLIC ACCOUNTANTS.

SOLICITATION STATEMENT

The Company will bear all expenses in connection with the solicitation of proxies. In addition to the use of the mails, solicitations may be made by the Company's regular employees, by telephone, telegraph or personal contact, without additional compensation. The Company has retained Innisfree M&A, Inc. to assist the Company in the solicitation of proxies for a fee of $7,500 plus expenses. The Company will, upon their request, reimburse brokerage houses and persons holding shares of Common Stock in the names of the Company's nominees for their reasonable expenses in sending solicited material to their principals.

STOCKHOLDER PROPOSALS

In order to be considered for inclusion in the proxy materials to be distributed in connection with the next annual meeting of stockholders of the Company, stockholder proposals for such meeting must be submitted to the Company no later than January 14, 2003.

OTHER MATTERS

So far as now known, there is no business other than that described above to be presented for action by the stockholders at the Meeting, but it is intended that the proxies will be voted upon any other matters and proposals that may legally come before the Meeting or any adjournment thereof, in accordance with the discretion of the persons named therein.

ANNUAL REPORT

The Company is concurrently sending all of its stockholders of record as of May 7, 2002 a copy of its Annual Report on Form 10-K for the fiscal year ended December 31, 2001. Such report contains the Company's certified consolidated financial statements for the fiscal year ended December 31, 2001, including that of the Company's subsidiaries.

By Order of the Company,

MARVIN L. OLSHAN, Secretary

Dated: New York, New York
May 14, 2002

The Company will furnish a free copy of its Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (without exhibits) to all of its stockholders of record as of May 7, 2002 who will make a written request to Mr. Marvin L. Olshan, Secretary, WHX Corporation, 110 East 59th Street, New York, New York 10022.

ANNEX A

Text of Article Fourth, Section B of the WHX Corporation Certificate of Incorporation, as amended for the Reverse Stock Split:

B. Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote. Each [insert appropriate number depending on Reverse Stock Split ratio set by Board] shares of the Corporation's Common Stock issued as of the date and time immediately preceding [date on which Amended Certificate of Incorporation is filed], the effective date of a reverse stock split (the "Split Effective Date"), shall be automatically changed and reclassified, as of the Split Effective Date and without further action, into one (1) fully paid and nonassessable share of the Corporation's Common Stock. In lieu of any such fractional share interest, upon surrender of the certificates representing a holder's Common Stock, such holder shall be paid cash by the Corporation in an amount equal to the product of such fraction multiplied by the average closing sale prices of the Common Stock (as adjusted to reflect the reverse stock split) for the 10 trading days immediately before the Split Effective Date (or, in the event the Common Stock is not so traded on the Split Effective Date, such closing price on the next preceding day on which such stock is traded). If such price or prices are not available, the fractional share payment shall be based on such other price as determined by the Board of Directors of the Corporation.

1051-PS-02